June 23, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: MIAX Sapphire, LLC ("SAPPHIRE")**
**Amendment 2026-12 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2026-12 to the Form 1 Application of SAPPHIRE, which includes the following:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

miaxglobal.com

| Form 1<br>Page 1<br>Execution Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br>06/23/26 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

26000277

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Sapphire, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: June 23, 2026

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 23rd day of June, 2026.

[signature]
Jane Post
Notary Public of the State of New Jersey
Commission Number 2067735
My Commission Expires October 27, 2029

NOTARY PUBLIC

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

# EXHIBIT D

**<u>Exhibit Request:</u>**

**For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.**

**<u>Response:</u>**

1. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2025 are attached.

2. Audited unconsolidated financial statements of MIAX PEARL, LLC as of December 31, 2025 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2025 are attached.

4. Unaudited unconsolidated financial statements of Dorman Trading, LLC as of December 31, 2025 are attached.

5. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2025 are attached.

6. Unaudited unconsolidated financial statements of LedgerX LLC d/b/a MIAX Derivatives Exchange as of December 31, 2025 are attached.

7. Unaudited unconsolidated financial statements of MIAX Futures Exchange, LLC as of December 31, 2025 are attached.

8. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

9. Unaudited unconsolidated financial statements of M 7 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

10. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2025 are attached.

11. Unaudited unconsolidated financial statements MIH East Holdings, Limited as of December 31, 2025. (Profit & loss statement provided as of December 31, 2025; no balance sheet as no assets or liabilities as of December 31, 2025.)

12. Unaudited unconsolidated financial statements of MGEX Real Estate Holdings, LLC as of December 31, 2025 are attached.

13. Unaudited unconsolidated financial statements of M 9 Holdings, LLC as of December 31, 2025 are attached.

14. Unaudited unconsolidated financial statements of MIAX Global Derivatives, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

15. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2025 are attached.

16. Unaudited unconsolidated financial statements of The International Stock Exchange Authority Limited as of December 31, 2025 are attached.

17. Unaudited unconsolidated financial statements of The International Stock Exchange Group Limited as of December 31, 2025 are attached.

18. Unaudited unconsolidated financial statements of MIAX Global, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

19. MIAX Products, LLC, M 8 Holdings, LLC and BSD Nominee Limited were not active as of December 31, 2025 and financial statements are not available for these companies.

# EXHIBIT I

**Exhibit Request:**

**For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.**

**Response:**

Audited unconsolidated financial statements for MIAX Sapphire, LLC as of December 31, 2025 are attached. MIAX Sapphire, LLC has no consolidated subsidiaries.

# EXHIBIT K

**Exhibit Request:**

**This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:**

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

**Response:**

Miami International Holdings, Inc. owns 100% of MIAX Sapphire, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX Sapphire, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on April 18, 2023.

# EXHIBIT M

**<u>Exhibit Request:</u>**

**Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a participant, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**<u>Response:</u>**

Attached is a list of the members of the Exchange as of June 5, 2026, including the information set forth in items 1-6 above.

# EXHIBIT N

**<u>Exhibit Request</u>:**

**Provide a schedule for each of the following:**

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**<u>Response:</u>**

1. Attached is a list of the securities listed on the Exchange as of June 4, 2026, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

**MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC**

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

## TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

## Independent Auditors' Report

To the Member and Board of Directors of
Miami International Securities Exchange, LLC:

*Opinion*

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

*Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

*Auditors' Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
## Statement of Financial Condition
**December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 2,690 |
| Accounts receivable | | 21,030 |
| Marketing fees receivable | | 11,666 |
| Other current assets | | 800 |
| Total current assets | | 36,186 |
| Notes receivable, net | | 11,311 |
| Due from Miami International Holdings, Inc. | | 142,055 |
| Other assets | | 1,000 |
| Total assets | $ | 190,552 |
| **Liabilities and Member's Equity** | | |
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 8,802 |
| Marketing fees payable | | 11,692 |
| Deferred transaction revenue | | 103 |
| Total current liabilities | | 20,597 |
| Commitments and contingencies (Note 6) | | |
| Member's equity | | 169,955 |
| Total liabilities and member's equity | $ | 190,552 |

*See accompanying notes to financial statements.*

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
## Statement of Income and Changes in Member's Equity
### Year Ended December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 279,407 |
| Access fees | | 28,287 |
| Market data fees | | 12,009 |
| Other revenue | | 317 |
| Total revenues | | 320,020 |
| Cost of revenues: | | |
| Liquidity payments | | 169,881 |
| Brokerage and exchange fees | | 2,288 |
| Section 31 fees | | 10,049 |
| Total cost of revenues | | 182,218 |
| Revenues less cost of revenues | | 137,802 |
| Operating expenses: | | |
| Compensation and benefits | | 21,129 |
| Information technology and communication costs | | 7,298 |
| Occupancy costs | | 998 |
| Professional fees and outside services | | 5,142 |
| Marketing and business development | | 116 |
| General, administrative, and other | | 2,744 |
| Total operating expenses | | 37,427 |
| Operating income | | 100,375 |
| Non-operating income: | | |
| Interest income | | 535 |
| Net income | $ | 100,910 |
| Member's equity at beginning of year | $ | 69,045 |
| Net income | | 100,910 |
| Member's equity at end of year | $ | 169,955 |

*See accompanying notes to financial statements.*

# MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
## Statement of Cash Flows
**Year Ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Cash flow from operating activities: | | |
| Net income | $ | 100,910 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 2,902 |
| Marketing fees receivable | | (3,537) |
| Notes receivable | | 4,914 |
| Other current assets | | (419) |
| Accounts payable and other liabilities | | (6,476) |
| Marketing fees payable | | 3,519 |
| Deferred transaction revenue | | 53 |
| Net cash provided by operating activities | | 101,866 |
| Cash flow from investing activities: | | |
| Due from Miami International Holdings, Inc. | | (105,326) |
| Net cash used in investing activities | | (105,326) |
| Decrease in cash and cash equivalents | | (3,460) |
| Cash and cash equivalents at beginning of year | | 6,150 |
| Cash and cash equivalents at end of year | $ | 2,690 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for taxes | $ | - |
| Cash paid for interest | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX Options" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

***Accounts Receivable***

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

***Due from Miami International Holdings, Inc.***

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("MIAX Emerald"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost is included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc., to be investing activity for purposes of the statement of cash flows.

***Revenue Recognition***

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

*Transaction fees*: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

SEC, and is therefore classified within cost of revenues in the statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

*Access fees*: Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to the Company's exchange or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedules and recognized during the period the service is provided which is generally one month.

*Market data fees*: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

*Consideration payable to a customer*: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

*Concentration of revenue*: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 60% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

*Deferred transaction revenue*: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

### *Income Taxes*

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

### *Segment Information*

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

***Recent Accounting Pronouncements***

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

## 3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December

2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 16,225 |
| Notes issued, net of allowance for credit losses | | - |
| Repayments | | (4,914) |
| Balance at December 31, 2025 | $ | 11,311 |

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 8,280 |
| Provision for uncollectible amount | | - |
| Write-offs charged against allowance | | - |
| Recoveries collected | | - |
| Balance at December 31, 2025 | $ | 8,280 |

## 4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Liquidity payments payable | $ | 7,250 |
| Accounts payable and other | | 1,552 |
| Accounts payable and other liabilities | $ | 8,802 |

## 5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 21,129 |
| Information technology and communication costs | | 7,298 |
| Occupancy costs | | 998 |
| Professional fees and outside services | | 3,050 |
| Marketing and business development | | 116 |
| General, administrative, and other | | 1,090 |
| Total operating expenses | $ | 33,681 |

## 6. COMMITMENTS AND CONTINGENCIES

***Claims and Litigation***

*Nasdaq*

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The

Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

*General*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

# MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

# MIAX PEARL, LLC

## TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

# Independent Auditors' Report

To the Member and Board of Directors of
MIAX Pearl, LLC:

*Opinion*

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

*Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

*Auditors' Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

# MIAX PEARL, LLC
## Statement of Financial Condition
**December 31, 2025 (dollars in thousands)**

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 3,347 |
| Accounts receivable | | 18,128 |
| Other current assets | | 273 |
| Total current assets | | 21,748 |
| Notes receivable, net | | 19,687 |
| Other assets | | 1,000 |
| Total assets | $ | 42,435 |

**Liabilities and Member's Deficit**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 9,166 |
| Deferred transaction revenue | | 137 |
| Total current liabilities | | 9,303 |
| Due to Miami International Holdings, Inc. | | 87,598 |
| Total liabilities | | 96,901 |
| Commitments and contingencies (Note 6) | | |
| Member's deficit | | (54,466) |
| Total liabilities and member's deficit | $ | 42,435 |

*See accompanying notes to financial statements.*

# MIAX PEARL, LLC
## Statement of Income and Changes in Member's Deficit
## Year Ended December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 353,366 |
| Access fees | | 33,687 |
| Market data fees | | 13,607 |
| Other revenue | | 173 |
| Total revenues | | 400,833 |
| Cost of revenues: | | |
| Liquidity payments | | 296,387 |
| Brokerage and exchange fees | | 1,310 |
| Section 31 fees | | 16,373 |
| Total cost of revenues | | 314,070 |
| Revenues less cost of revenues | | 86,763 |
| Operating expenses: | | |
| Compensation and benefits | | 32,928 |
| Information technology and communication costs | | 19,200 |
| Occupancy costs | | 1,533 |
| Professional fees and outside services | | 6,204 |
| Marketing and business development | | 340 |
| General, administrative, and other | | 2,947 |
| Total operating expenses | | 63,152 |
| Operating income | | 23,611 |
| Non-operating income: | | |
| Interest income | | 625 |
| Net income | $ | 24,236 |
| Member's deficit at beginning of year | $ | (78,702) |
| Net income | | 24,236 |
| Member's deficit at end of year | $ | (54,466) |

*See accompanying notes to financial statements.*

# MIAX PEARL, LLC
## Statement of Cash Flows
**Year Ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Cash flow from operating activities: | | |
| Net income | $ | 24,236 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 7,737 |
| Notes receivable | | 4,360 |
| Other assets | | (15) |
| Accounts payable and other liabilities | | (19,966) |
| Deferred transaction revenue | | 51 |
| Net cash provided by operating activities | | 16,403 |
| Cash flow from financing activities: | | |
| Due to Miami International Holdings, Inc. | | (30,716) |
| Net cash used in financing activities | | (30,716) |
| Decrease in cash and cash equivalents | | (14,313) |
| Cash and cash equivalents at beginning of year | | 17,660 |
| Cash and cash equivalents at end of year | $ | 3,347 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for taxes | $ | - |
| Cash paid for interest | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

MIAX Pearl, LLC ("MIAX Pearl" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options and cash equities products for its exchange members.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

***Accounts Receivable***

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

***Due to Miami International Holdings, Inc.***

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of costs are included in the accompanying statement of income and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

***Revenue Recognition***

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

*Transaction fees*: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenue in the statement of income and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

*Access fees*: Access fees include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

*Market data fees*: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the U.S. Tape Plans, including the Options Price Reporting Authority ("OPRA"), the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"). Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

*Consideration payable to a customer*: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit in the period in which the payment is earned by the customer and the payment is provided.

*Concentration of revenue*: For the year ended December 31, 2025, three customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 43% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

*Deferred transaction revenue*: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

***Income Taxes***

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

***Segment Reporting***

The Company reports its results of operations through the following two business segments – Options and Equities. The following is a brief description of the primary business activities of the Company's two reportable operating segments:

Options – The Options segment includes listed options on the stocks of individual corporations ("equity options") and options on exchange-traded products ("ETPs"), such as exchange-traded funds ("ETFs"), which are "multi-listed" options and listed on a non-exclusive basis. These options trade on the Company's exchange, a U.S. national security exchange. The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, and access services.

Equities – The Equities segment includes listed US equities and ETP transaction services that occur on the Company's exchange. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data and access services.

The Company's chief operating decision maker is its Chief Executive Officer who manages business operations, evaluates performance and allocates resources based on the segments net revenues (revenues less cost of revenues) and operating income. Revenues, cost of revenues and operating expenses are recorded specifically in the segment in which they are earned or to which they relate. The accounting policies used to measure the financial results of the segments are the same as the significant accounting policies described herein.

***Recent Accounting Pronouncements***

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

## 3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring addition costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 24,047 |
| Notes issued, net of allowance for credit losses | | - |
| Repayments | | (4,360) |
| Balance at December 31, 2025 | $ | 19,687 |

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 12,216 |
| Provision for uncollectible amount | | - |
| Write-offs charged against the allowance | | - |
| Recoveries collected | | - |
| Balance at December 31, 2025 | $ | 12,216 |

## 4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Liquidity payments payable | $ | 7,951 |
| Accounts payable and other | | 1,215 |
| Accounts payable and other liabilities | $ | 9,166 |

## 5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 32,928 |
| Information technology and communication costs | | 19,200 |
| Occupancy costs | | 1,533 |
| Professional fees and outside services | | 4,344 |
| Marketing and business development | | 340 |
| General, administrative, and other | | 1,551 |
| Total operating expenses | $ | 59,896 |

## 6. COMMITMENTS AND CONTINGENCIES

***Claims and Litigation***

*Nasdaq*

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

*General*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

**MIAX EMERALD, LLC**

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

# MIAX EMERALD, LLC

## TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

# Independent Auditors' Report

To the Member and Board of Directors of
MIAX Emerald, LLC:

*Opinion*

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

*Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

*Auditors' Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

# MIAX EMERALD, LLC
## Statement of Financial Condition
### December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 2,007 |
| Accounts receivable | | 15,533 |
| Other current assets | | 148 |
| Total current assets | | 17,688 |
| Notes receivable, net | | 8,613 |
| Due from Miami International Holdings, Inc. | | 102,581 |
| Other assets | | 1,000 |
| Total assets | $ | 129,882 |
| **Liabilities And Member's Equity** | | |
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 10,399 |
| Deferred transaction revenue | | 128 |
| Total current liabilities | | 10,527 |
| Commitments and contingencies (Note 6) | | |
| Member's equity | | 119,355 |
| Total liabilities and member's equity | $ | 129,882 |

*See accompanying notes to financial statements.*

# MIAX EMERALD, LLC
## Statement of Income and Changes in Member's Equity
## Year Ended December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 264,883 |
| Access fees | | 29,514 |
| Market data fees | | 7,098 |
| Other revenue | | 817 |
| Total revenues | | 302,312 |
| Cost of revenues: | | |
| Liquidity payments | | 224,818 |
| Brokerage and exchange fees | | 563 |
| Section 31 fees | | 6,345 |
| Total cost of revenues | | 231,726 |
| Revenues less cost of revenues | | 70,586 |
| Operating expenses: | | |
| Compensation and benefits | | 17,904 |
| Information technology and communication costs | | 7,017 |
| Occupancy costs | | 784 |
| Professional fees and outside services | | 3,791 |
| Marketing and business development | | 142 |
| General, administrative, and other | | 1,654 |
| Total operating expenses | | 31,292 |
| Operating income | | 39,294 |
| Non-operating income: | | |
| Interest income | | 211 |
| Net income | $ | 39,505 |
| Member's equity at beginning of year | $ | 79,850 |
| Net income | | 39,505 |
| Member's equity at end of year | $ | 119,355 |

*See accompanying notes to financial statements.*

# MIAX EMERALD, LLC
## Statement of Cash Flows
### Year Ended December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| Cash flow from operating activities: | | |
| Net income | $ | 39,505 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 5,346 |
| Notes receivable | | 2,298 |
| Other assets | | (30) |
| Accounts payable and other liabilities | | (4,932) |
| Deferred transaction revenue | | 23 |
| Net cash provided by operating activities | | 42,210 |
| Cash flow from investing activities: | | |
| Due from Miami International Holdings, Inc. | | (45,938) |
| Net cash used in investing activities | | (45,938) |
| Decrease in cash and cash equivalents | | (3,728) |
| Cash and cash equivalents at beginning of year | | 5,735 |
| Cash and cash equivalents at end of year | $ | 2,007 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for taxes | $ | - |
| Cash paid for interest | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

MIAX Emerald, LLC (“MIAX Emerald” or the “Company”), a wholly owned subsidiary of Miami International Holdings, Inc. (the “Parent” or “MIH”), provides a marketplace for the trading of options products for its exchange members.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

***Use of Estimates***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company’s cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

***Accounts Receivable***

Accounts receivable are concentrated with the Company’s member firms and market data distributors and are primarily collected through the Options Clearing Corporation (“OCC”). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company’s accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm’s inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm’s receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

***Due from Miami International Holdings, Inc.***

The Parent or the Parent’s other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent’s other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami

International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost are included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc. to be investing activity for purposes of the statement of cash flows.

***Revenue Recognition***

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

*Transaction fees*: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

*Access fees*: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

*Market data fees*: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

*Consideration payable to a customer*: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

*Concentration of revenue*: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 68% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

*Deferred transaction revenue*: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

### *Income Taxes*

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

### *Segment Information*

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

### *Recent Accounting Pronouncements*

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

## 3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the MIAX Exchanges. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the MIAX Exchanges.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes. Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the MIAX Exchanges could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the MIAX Exchanges, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 10,911 |
| Notes issued, net of allowance for credit losses | | - |
| Repayments | | (2,298) |
| Balance at December 31, 2025 | $ | 8,613 |

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Balance at January 1, 2025 | $ | 5,554 |
| Provision for uncollectible amount | | - |
| Write-offs charged against the allowance | | - |
| Recoveries collected | | - |
| Balance at December 31, 2025 | $ | 5,554 |

## 4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Liquidity payments payable | $ | 9,677 |
| Accounts payable and other | | 722 |
| Accounts payable and other liabilities | $ | 10,399 |

## 5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 17,904 |
| Information technology and communication costs | | 7,017 |
| Occupancy costs | | 784 |
| Professional fees and outside services | | 2,739 |
| Marketing and business development | | 142 |
| General, administrative, and other | | 793 |
| Total operating expenses | $ | 29,379 |

## 6. COMMITMENTS AND CONTINGENCIES

***Claims and Litigation***

*Nasdaq*

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc,, filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and

Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

*General*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

**Dorman Trading, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**Dorman Trading, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 8,696 |
| Cash and securities segregated under federal and other regulations | | 27,618 |
| Accounts receivable, net | | 10,670 |
| Receivables from broker-dealers, futures commission merchants, and clearing organizations | | 134,033 |
| Other current assets | | 12,539 |
| Total current assets | | 193,556 |
| Fixed assets, net of depreciation and amortization | | 77 |
| Internally developed software, net of amortization | | 165 |
| Other assets | | 3,578 |
| Total assets | $ | 197,376 |

## Liabilities and member's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 5,417 |
| Accrued compensation payable | | 1,201 |
| Payables to customers | | 144,641 |
| Payables to clearing organizations | | 11 |
| Total current liabilities | | 151,270 |
| Due to Miami International Holdings, Inc. | | 10,720 |
| Other non-current liabilities | | 359 |
| Total liabilities | | 162,349 |
| Member's equity: | | |
| Total member's equity | | 35,027 |
| Total liabilities and member's equity | $ | 197,376 |

**Dorman Trading, LLC**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Revenues: | | |
| Transaction and clearing fees | $ | 62,378 |
| Access fees | | 990 |
| Market data fees | | 1,365 |
| Other revenue | | 6,571 |
| Total revenues | | 71,304 |
| Cost of Revenues: | | |
| Liquidity payments | | 10,196 |
| Brokerage, clearing, and exchange fees | | 48,167 |
| Other | | 4,037 |
| Total cost of revenues | | 62,400 |
| Revenues less cost of revenues | | 8,904 |
| Operating expenses: | | |
| Compensation and benefits | | 7,191 |
| Information technology and communication costs | | 977 |
| Depreciation and amortization | | 8 |
| Occupancy costs | | 393 |
| Professional fees and outside services | | 786 |
| Marketing and business development | | 17 |
| General, administrative, and other | | 737 |
| Total operating expenses | | 10,109 |
| Operating loss | | (1,205) |
| Non-operating income: | | |
| Other income | | 2,092 |
| Net income | $ | 887 |

**The Bermuda Stock Exchange**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**The Bermuda Stock Exchange**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 594 |
| Accounts receivable, net | | 291 |
| Current portion of derivative assets | | 6,017 |
| Other current assets | | 140 |
| Total current assets | | 7,042 |
| Due from Miami International Holdings, Inc. | | 5,632 |
| Fixed assets, net of depreciation and amortization | | 2,269 |
| Derivative assets, net of current portion | | 5,114 |
| Other assets | | 344 |
| Total assets | $ | 20,401 |

## Liabilities and member's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 138 |
| Accrued compensation payable | | 280 |
| Deferred transaction revenues | | 813 |
| Total current liabilities | | 1,231 |
| Total liabilities | | 1,231 |
| Member’s equity: | | |
| Share capital and contributed surplus | | 6,481 |
| Accumulated surplus | | 12,689 |
| Total equity | | 19,170 |
| Total liabilities and member’s equity | $ | 20,401 |

**The Bermuda Stock Exchange**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Revenues: | | |
| Transaction and clearing fees | $ | 254 |
| Access fees | | 162 |
| Market data fees | | 319 |
| Other revenue | | 2,624 |
| Total revenues | | 3,359 |
| Operating expenses: | | |
| Compensation and benefits | | 2,316 |
| Information technology and communication costs | | 294 |
| Depreciation and amortization | | 525 |
| Occupancy costs | | 544 |
| Professional fees and outside services | | 741 |
| Marketing and business development | | 87 |
| General, administrative, and other | | 249 |
| Total operating expenses | | 4,756 |
| Operating loss | | (1,397) |
| Non-operating income (expense): | | |
| Loss on sale of intangible asset | | (2,054) |
| Unrealized loss on derivative assets | | (54,915) |
| Other, net | | (62) |
| Net loss | $ | (58,428) |

**LedgerX LLC d/b/a MIAX Derivatives Exchange**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**LedgerX LLC d/b/a MIAX Derivatives Exchange**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

**Assets**

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 18,725 |
| Participant margin deposits | | 1,511 |
| Other current assets | | 221 |
| Total current assets | | 20,457 |
| Total assets | $ | 20,457 |

**Liabilities and member's equity**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 101 |
| Accrued compensation payable | | 1,147 |
| Participant margin deposits | | 1,511 |
| Total current liabilities | | 2,759 |
| Due to Miami International Holdings, Inc. | | 13,305 |
| Total liabilities | | 16,064 |
| Member’s equity: | | |
| Total member’s equity | | 4,393 |
| Total liabilities and member’s equity | $ | 20,457 |

**LedgerX LLC d/b/a MIAX Derivatives Exchange**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Transaction and clearing fees | $ 253 |
| Other revenue | 597 |
| Total revenues | 850 |
| Operating expenses: | |
| Compensation and benefits | 6,979 |
| Information technology and communication costs | 1,443 |
| Occupancy costs | 9 |
| Professional fees and outside services | 799 |
| General, administrative, and other | 605 |
| Total operating expenses | 9,835 |
| Operating loss | (8,985) |
| Non-operating income: | |
| Interest income | 373 |
| Other, net | 362 |
| Net loss | $ (8,250) |

**MIAX Futures Exchange, LLC**

**(Formerly known as Minneapolis Grain Exchange, LLC)**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**MIAX Futures Exchange, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 20,645 |
| Accounts receivable, net | | 804 |
| Restricted cash | | 6,005 |
| Clearing house performance bonds and guarantee funds | | 70,078 |
| Other current assets | | 304 |
| Total current assets | | 97,836 |
| Investment in third parties | | 1,580 |
| Total assets | $ | 99,416 |

## Liabilities and member's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 786 |
| Accrued compensation payable | | 953 |
| Deferred transaction revenues | | 1,499 |
| Clearing house performance bonds and guarantee funds | | 70,078 |
| Total current liabilities | | 73,316 |
| Due to Miami International Holdings, Inc. | | 775 |
| Total liabilities | | 74,091 |
| Member's equity: | | |
| Total member's equity | | 25,325 |
| Total liabilities and member's equity | $ | 99,416 |

**MIAX Futures Exchange, LLC**
**Statement of Income (Unaudited) and Member's Equity**
**For the year ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Revenues: | | |
| Transaction and clearing fees | $ | 9,353 |
| Market data fees | | 3,203 |
| Other revenue | | 3,160 |
| Total revenues | | 15,716 |
| Cost of Revenues: | | |
| Liquidity payments | | 2,032 |
| Brokerage, clearing, and exchange fees | | 1,766 |
| Other cost of revenues | | 2,370 |
| Total cost of revenues | | 6,168 |
| Revenues less cost of revenues | | 9,548 |
| Operating expenses: | | |
| Compensation and benefits | | 6,052 |
| Information technology and communication costs | | 207 |
| Depreciation and amortization | | 32 |
| Occupancy costs | | 235 |
| Professional fees and outside services | | 631 |
| Marketing and business development | | 104 |
| General, administrative, and other | | 1,216 |
| Total operating expenses | | 8,477 |
| Operating income | | 1,071 |
| Non-operating income (expense): | | |
| Interest income | | 411 |
| Interest expense | | (111) |
| Net income | $ | 1,371 |

**M 402 Holdings, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**M 402 Holdings, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

**Assets**

| | | |
|---|---|---|
| Investment in subsidiaries | $ | 111,031 |
| Total assets | $ | 111,031 |

**Liabilities and member's equity**

| | | |
|---|---|---|
| Member's equity: | | |
| Total member's equity | | 111,031 |
| Total liabilities and member's equity | $ | 111,031 |

**M 7 Holdings, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**M 7 Holdings, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

**Assets**

| | |
|---|---|
| Investment in subsidiaries | $ 45,101 |
| Total assets | $ 45,101 |

**Liabilities and member's equity**

| | |
|---|---|
| Member’s equity: | |
| Total member’s equity | $ 45,101 |
| Total liabilities and member’s equity | $ 45,101 |

**Miami International Technologies, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**Miami International Technologies, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Accounts receivable, net | $ | 56 |
| Total current assets | | 56 |
| Total assets | $ | 56 |

## Liabilities and member's deficit

| | | |
|---|---|---|
| Due to Miami International Holdings, Inc. | $ | 26,142 |
| Total liabilities | | 26,142 |
| Member’s deficit: | | |
| Total member’s deficit | | (26,086) |
| Total liabilities and member’s deficit | $ | 56 |

**Miami International Technologies, LLC**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 1,026 |
| Total revenues | 1,026 |
| Operating expense: | |
| Compensation and benefits | 3,228 |
| Information technology and communication costs | 288 |
| Occupancy costs | 67 |
| Professional fees and outside services | 552 |
| General, administrative, and other | 78 |
| Total operating expenses | 4,213 |
| Operating loss | (3,187) |
| Non-operating income: | |
| Interest income | 2 |
| Net loss | $ (3,185) |

**MIH East Holdings, Limited**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**MIH East Holdings, Limited**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | $ - |
| Total revenues | - |
| Operating expenses: | |
| Professional fees and outside services | 32 |
| General, administrative, and other | 13 |
| Total operating expenses | 45 |
| Operating loss | (45) |
| Non-operating income: | |
| Interest income | 24 |
| Unrealized gain on equity investment | 9,574 |
| Income before income tax provision | 9,553 |
| Income tax expense | (3) |
| Net income | $ 9,550 |

**MGEX Real Estate Holdings, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**MGEX Real Estate Holdings, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 535 |
| Accounts receivable, net | | 10 |
| Other current assets | | 40 |
| Total current assets | | 585 |
| Fixed assets, net of depreciation and amortization | | 5,971 |
| Other assets | | 124 |
| Total assets | $ | 6,680 |

## Liabilities and member's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 249 |
| Accrued compensation payable | | 84 |
| Deferred transaction revenues | | 47 |
| Total current liabilities | | 380 |
| Due to Miami International Holdings, Inc. | | 55 |
| Total liabilities | | 435 |
| Member's equity: | | |
| Total member's equity | | 6,245 |
| Total liabilities and member's equity | $ | 6,680 |

**MGEX Real Estate Holdings, LLC**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 1,491 |
| Total revenues | 1,491 |
| Operating expenses: | |
| Compensation and benefits | 581 |
| Information technology and communication costs | 35 |
| Depreciation and amortization | 814 |
| Occupancy costs | 1,930 |
| Professional fees and outside services | 56 |
| Marketing and business development | 18 |
| General, administrative, and other | 2,969 |
| Total operating expenses | 6,403 |
| Operating loss | (4,912) |
| Interest income | 1 |
| Net loss | $ (4,911) |

**M 9 Holdings, LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**M 9 Holdings, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Total current assets | $ - |
| Total assets | $ - |
| **Liabilities and member's deficit** | |
| Current liabilities: | |
| Total current liabilities | $ - |
| Due to Miami International Holdings, Inc. | 117,092 |
| Total liabilities | 117,092 |
| Member's deficit: | |
| Total member's deficit | (117,092) |
| Total liabilities and member's deficit | $ - |

**M 9 Holdings, LLC**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 1,169 |
| Total revenues | 1,169 |
| Operating expenses: | |
| Compensation and benefits | 28,903 |
| Information technology and communication costs | 12,386 |
| Occupancy costs | 1,629 |
| Professional fees and outside services | 176 |
| Marketing and business development | 987 |
| General, administrative, and other | 1,806 |
| Total operating expenses | 45,887 |
| Operating loss | (44,718) |
| Net loss | $ (44,718) |

**MIAX Global Derivatives, LLC**

**(Formerly known as Futures Holdco, LLC)**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**MIAX Global Derivatives, LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | |
|---|---|
| Investment in subsidiaries | $ 156,133 |
| Total assets | $ 156,133 |

## Liabilities and member's deficit

| | |
|---|---|
| Member's deficit: | |
| Total member's deficit | $ 156,133 |
| Total liabilities and member's deficit | $ 156,133 |

**Miami International Holdings, Inc.**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**Miami International Holdings, Inc.**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 352,703 |
| Assets held for sale | | 40,976 |
| Other current assets | | 23,773 |
| Total current assets | | 417,452 |
| Investment in third parties | | 17,600 |
| Investment in subsidiaries | | 113,666 |
| Fixed assets, net of depreciation and amortization | | 38,448 |
| Internally developed software, net of amortization | | 34,758 |
| Goodwill | | 62,211 |
| Other intangible assets, net | | 170,774 |
| Other assets | | 15,098 |
| Total assets | $ | 870,007 |

## Liabilities and stockholders' equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 12,480 |
| Accrued compensation payable | | 35,747 |
| Current portion of long-term debt | | 1,508 |
| Liabilities held for sale | | 2,758 |
| Total current liabilities | | 52,493 |
| Due to affiliates | | 18,218 |
| Deferred income taxes | | 22,386 |
| Other non-current liabilities | | 17,602 |
| Total liabilities | | 110,699 |
| Stockholders’ equity: | | |
| Common stock | | 86 |
| Common stock in treasury | | (8,232) |
| Additional paid-in capital | | 1,522,143 |
| Accumulated deficit | | (754,097) |
| Accumulated other comprehensive loss, net | | (592) |
| Total stockholders’ equity | | 759,308 |
| Total liabilities and stockholders’ equity | $ | 870,007 |

**Miami International Holdings, Inc.**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 26,060 |
| Total revenues | 26,060 |
| | |
| Operating expenses: | |
| Compensation and benefits | 34,683 |
| Information technology and communication costs | 3,197 |
| Depreciation and amortization | 27,594 |
| Occupancy costs | 1,255 |
| Professional fees and outside services | 21,534 |
| Marketing and business development | 540 |
| Acquisition-related costs | 2,901 |
| General, administrative, and other | 7,267 |
| Total operating expenses | 98,971 |
| | |
| Operating loss | (72,911) |
| | |
| Non-operating income (expense): | |
| Change in fair value of puttable common stock | (2,229) |
| Change in fair value of puttable warrants issued with debt | (1,172) |
| Interest income | 6,707 |
| Interest expense and amortization of debt issuance costs | (12,775) |
| Loss on debt extinguishment | (107,656) |
| Other, net | 8,985 |
| Loss before income tax provision | (181,051) |
| Income tax expense | (485) |
| Net loss | $ (181,536) |

# The International Stock Exchange Authority Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**The International Stock Exchange Authority Limited**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 11,174 |
| Accounts receivable, net | | 2,665 |
| Other current assets | | 151 |
| Total current assets | | 13,990 |
| Total assets | $ | 13,990 |

## Liabilities and stockholder's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 420 |
| Deferred transaction revenues | | 6,790 |
| Total current liabilities | | 7,210 |
| Due to Miami International Holdings, Inc. | | 1,188 |
| Other non-current liabilities | | 504 |
| Total liabilities | | 8,902 |
| Stockholder's equity: | | |
| Additional paid-in capital | | 760 |
| Retained earnings | | 4,343 |
| Accumulated other comprehensive loss, net | | (15) |
| Total stockholder's equity | | 5,088 |
| Total liabilities and stockholder's equity | $ | 13,990 |

**The International Stock Exchange Authority Limited**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 11,329 |
| Total revenues | 11,329 |
| Cost of revenues: | |
| Other cost of revenues | 8,500 |
| Total cost of revenues | 8,500 |
| Revenues less cost of revenues | 2,829 |
| Operating expenses: | |
| Compensation and benefits | 871 |
| Professional fees and outside services | 195 |
| Marketing and business development | 3 |
| General, administrative, and other | 204 |
| Total operating expenses | 1,273 |
| Operating income | 1,556 |
| Non-operating income: | |
| Interest income | 165 |
| Income before income tax provision | 1,721 |
| Income tax expense | (262) |
| Net income | $ 1,459 |

**The International Stock Exchange Group Limited**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**The International Stock Exchange Group Limited**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

### Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 10,526 |
| Other current assets | | 511 |
| Total current assets | | 11,037 |
| Due from affiliates | | 1,263 |
| Investment in subsidiaries | | 672 |
| Fixed assets, net of depreciation and amortization | | 90 |
| Internally developed software, net of amortization | | 1,410 |
| Other assets | | 497 |
| Total assets | $ | 14,969 |

### Liabilities and stockholder's equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 1,192 |
| Total current liabilities | | 1,192 |
| Due to Miami International Holdings, Inc. | | 154 |
| Other non-current liabilities | | 297 |
| Total liabilities | | 1,643 |
| Stockholder's equity: | | |
| Additional paid-in capital | | 7,492 |
| Retained earnings | | 5,873 |
| Accumulated other comprehensive loss, net | | (39) |
| Total stockholder's equity | | 13,326 |
| Total liabilities and stockholder's equity | $ | 14,969 |

**The International Stock Exchange Group Limited**
**Statement of Income (Unaudited)**
**For the year ended December 31, 2025 (dollars in thousands)**

| | |
|---|---|
| Revenues: | |
| Other revenue | $ 8,500 |
| Total revenues | 8,500 |
| Cost of revenues: | |
| Other cost of revenues | - |
| Total cost of revenues | - |
| Revenues less cost of revenues | 8,500 |
| Operating expenses: | |
| Compensation and benefits | 2,366 |
| Information technology and communication costs | 346 |
| Depreciation and amortization | 203 |
| Occupancy costs | 257 |
| Professional fees and outside services | 379 |
| Marketing and business development | 229 |
| General, administrative, and other | 220 |
| Total operating expenses | 4,000 |
| Operating income | 4,500 |
| Non-operating income: | |
| Interest income | 140 |
| Income before income tax provision | 4,640 |
| Income tax expense | (700) |
| Net income | $ 3,940 |

**MIAX Global LLC**

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

**MIAX Global LLC**
**Statement of Financial Condition (Unaudited)**
**December 31, 2025 (dollars in thousands)**

### Assets

| | | |
|---|---|---|
| Investment in subsidiaries | $ | 109,609 |
| Total assets | $ | 109,609 |

### Liabilities and member's equity

| | | |
|---|---|---|
| Member’s equity: | | |
| Total member’s equity | $ | 109,609 |
| Total liabilities and member’s equity | $ | 109,609 |

**MIAX SAPPHIRE, LLC**

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

# MIAX SAPPHIRE, LLC

## TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

# Independent Auditors' Report

To the Member and Board of Directors of
MIAX Sapphire, LLC:

*Opinion*

We have audited the financial statements of MIAX Sapphire, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit/equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

*Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

*Auditors' Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

# MIAX SAPPHIRE, LLC
## Statement of Financial Condition
**December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 2,006 |
| Accounts receivable | | 17,254 |
| Other current assets | | 331 |
| Total current assets | | 19,591 |
| Due from Miami International Holdings, Inc. | | 23,712 |
| Other assets | | 1,533 |
| Total assets | $ | 44,836 |
| **Liabilities and Member's Equity** | | |
| Current liabilities: | | |
| Accounts payable and other liabilities | $ | 8,938 |
| Deferred transaction revenue | | 54 |
| Total current liabilities | | 8,992 |
| Commitments and contingencies (Note 5) | | |
| Member’s equity | | 35,844 |
| Total liabilities and member’s equity | $ | 44,836 |

*See accompanying notes to financial statements.*

# MIAX SAPPHIRE, LLC
## Statement of Income and Changes in Member's Deficit/Equity
## Year Ended December 31, 2025 (dollars in thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Transaction fees | $ | 219,535 |
| Access fees | | 13,637 |
| Market data fees | | 4,026 |
| Other revenue | | 2 |
| Total revenues | | 237,200 |
| | | |
| Cost of revenues: | | |
| Liquidity payments | | 134,582 |
| Brokerage and exchange fees | | 1,170 |
| Section 31 fees | | 2,458 |
| Total cost of revenues | | 138,210 |
| Revenues less cost of revenues | | 98,990 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 23,182 |
| Information technology and communication costs | | 8,849 |
| Occupancy costs | | 3,312 |
| Professional fees and outside services | | 2,300 |
| Marketing and business development | | 173 |
| General, administrative, and other | | 2,361 |
| Total operating expenses | | 40,177 |
| | | |
| Operating income | | 58,813 |
| | | |
| Non-operating income: | | |
| Interest income | | 220 |
| Net income | $ | 59,033 |
| | | |
| Member's deficit as of December 31, 2024 | $ | (23,189) |
| Net income | | 59,033 |
| Member's equity as of December 31, 2025 | $ | 35,844 |

*See accompanying notes to financial statements.*

# MIAX SAPPHIRE, LLC

**Statement of Cash Flows**

**Year Ended December 31, 2025 (dollars in thousands)**

| | | |
|---|---|---|
| Cash flow from operating activities: | | |
| Net income | $ | 59,033 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (6,046) |
| Other current assets | | (118) |
| Other assets | | 210 |
| Accounts payable and other liabilities | | 1,806 |
| Deferred transaction revenue | | 54 |
| Net cash provided by operating activities | | 54,939 |
| Cash flow from financing activities: | | |
| Due from/to Miami International Holdings, Inc. | | (58,292) |
| Net cash used in financing activities | | (58,292) |
| Decrease in cash and cash equivalents | | (3,353) |
| Cash and cash equivalents at beginning of year | | 5,359 |
| Cash and cash equivalents at end of year | $ | 2,006 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for taxes | $ | - |
| Cash paid for interest | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options products for its exchange members launched in August 2024. In September 2025, the Company launched the MIAX Sapphire physical trading floor in Miami, Florida.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 - Related Party Transactions for more information on related party transactions.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

### *Accounts Receivable*

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

### *Due from/to Miami International Holdings, Inc.*

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 4 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Pearl, LLC ("MIAX Pearl"). The Company's allocated portion of costs is included in the accompanying statement of income and changes in member's deficit/equity. The Company considers changes in Due from/to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

***Revenue Recognition***

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

*Transaction fees*: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit/equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit/equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

*Access fees*: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

*Market data fees*: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

*Consideration payable to a customer*: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit/equity in the period in which the payment is earned by the customer and the payment is provided.

*Concentration of revenue*: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 69% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

*Deferred transaction revenue*: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

### *Income Taxes*

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

### *Segment Information*

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's deficit/equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's deficit/equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

***Recent Accounting Pronouncements***

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

## 3. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Liquidity payments payable | $ | 7,613 |
| Accounts payable and other | | 1,325 |
| Accounts payable and other liabilities | $ | 8,938 |

## 4. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

| | | |
|---|---|---|
| Compensation and benefits | $ | 23,182 |
| Information technology and communication costs | | 8,849 |
| Occupancy costs | | 3,312 |
| Professional fees and outside services | | 1,412 |
| Marketing and business development | | 173 |
| General, administrative, and other | | 1,172 |
| Total operating expenses | $ | 38,100 |

## 5. COMMITMENTS AND CONTINGENCIES

***Claims and Litigation***

*Nasdaq*

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

*General*

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit/equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

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Tele #: (312) 604-8000

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**Membership Activities:**
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International Tele #

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CRD #: 14020

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SEC #: 8- 53574
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SEC #: 8- 69972
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SEC #: 8- 44989
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SEC #: 8- 52503
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Approval Date: 8/12/2024
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Approval Date: 8/12/2024
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International Tele #

SEC #: 8- 35008
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Approval Date: 8/12/2024
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International Tele #

SEC #: 8- 52275
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Approval Date: 8/12/2024 | SEC #: 8- 48255 | CRD #: 38455

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International Tele #

**OPTIMAL MARKET TECHNOLOGIES, LLC**

Approval Date: 6/1/2026 | SEC #: 8- 71367 | CRD #: 336439

One World Trade Center, Suite 47M
New York NY 10007
Tele #: (929) 506-5036

**Membership Activities:**
Order Entry - Elect.
International Tele #

**OPTIVER US LLC**

Approval Date: 11/15/2024 | SEC #: 8- 66083 | CRD #: 128030

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

**Membership Activities:**
Market Maker, Elect.
International Tele #

**PERSHING LLC**

Approval Date: 8/12/2024 | SEC #: 8- 17574 | CRD #: 7560

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

**PTR, INC.**

Approval Date: 8/12/2024 | SEC #: 8- 39854 | CRD #: 31559

601 Haddon Ave., Ste. 108
Collingswood NJ 08108
Tele #: (267) 318-7806

**Membership Activities:**
Floor Broker, Order Entry - Elect.
International Tele #

**RQD* CLEARING, LLC**

Approval Date: 8/12/2024 | SEC #: 8- 66826 | CRD #: 134284

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

**SIMPLEX TRADING, LLC**

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 8/12/2024
**Membership Activities:**
Market Maker, Elect. Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

**SUSQUEHANNA INVESTMENT GROUP**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
**Membership Activities:**
Market Maker, Elect.
International Tele #

SEC #: 8- 37520
CRD #: 33875

**SUSQUEHANNA SECURITIES, LLC**

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
**Membership Activities:**
Floor Market Maker, Elect. Mkt Mkr
International Tele #

SEC #: 8- 47034
CRD #: 35874

**TD SECURITIES (USA) LLC**

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 8/20/2025
**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 36747
CRD #: 18476

**TRADEZERO AMERICA, INC**

67 35th Street
Brooklyn NY 11232
Tele #: (571) 286-6309

Approval Date: 11/24/2025
**Membership Activities:**
Order Entry - Elect.
International Tele #

SEC #: 8- 69736
CRD #: 282940

**UBS SECURITIES LLC**

11 Madison Avenue
New York NY 10010
Tele #: (203) 719-3000

Approval Date: 8/12/2024
**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 22651
CRD #: 7654

**VELOCITY CAPITAL, LLC**

8th Floor
199 Water Street
New York NY 10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025
**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

**VIRTU AMERICAS LLC**

41st Floor
1633 Broadway
New York NY 10019
Tele #:

Approval Date: 8/18/2025
**Membership Activities:**
Market Maker, Elect. Order Entry/Clearance
International Tele #

SEC #: 8- 68193
CRD #: 149823

**VISION FINANCIAL MARKETS LLC**

1010 Washington Blvd. - Ste. 300
Stamford CT 06901
Tele #: (203) 388-2700

Approval Date: 7/1/2025
**Membership Activities:**
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 67447
CRD #: 142271

**WEDBUSH SECURITIES INC.**

| | | |
|---|---|---|
| 1000 Wilshire Boulevard, Suite 900 | Approval Date: 9/20/2024 | SEC #: 8- 12987 |
| ATTN: COMPLIANCE | **Membership Activities:** | CRD #: 877 |
| Los Angeles CA 90017 | Clearance | |
| Tele #: (213) 688-8090 | International Tele # | |

**WELLS FARGO SECURITIES, LLC**

| | | |
|---|---|---|
| 550 South Tryon Street - 6th Floor | Approval Date: 8/12/2024 | SEC #: 8- 65876 |
| D1086-060 | **Membership Activities:** | CRD #: 126292 |
| Charlotte NC 28202 | Order Entry/Clearance - Elect. | |
| Tele #: (704) 410-1913 | International Tele # | |

**WOLVERINE EXECUTION SERVICES, LLC**

| | | |
|---|---|---|
| | Approval Date: 8/12/2024 | SEC #: 8- 65336 |
| 175 W. Jackson Blvd., Ste. 200 | **Membership Activities:** | CRD #: 120719 |
| Chicago IL 60604 | Floor Broker, Order Entry/Clearance- Elect. | |
| Tele #: (312) 884-4000 | International Tele # | |

**WOLVERINE TRADING, LLC**

| | | |
|---|---|---|
| | Approval Date: 8/12/2024 | SEC #: 8- 47484 |
| 175 W. Jackson Blvd., Ste. 200 | **Membership Activities:** | CRD #: 36848 |
| Chicago IL 60604 | Floor Market Maker, Elect. Mkt Mkr | |
| Tele #: (312) 884-4000 | International Tele # | |

**X-CHANGE FINANCIAL ACCESS, LLC**

| | | |
|---|---|---|
| | Approval Date: 8/12/2024 | SEC #: 8- 65860 |
| 222 W. Adams Street, Suite 450 | **Membership Activities:** | CRD #: 126201 |
| Chicago IL 60605 | Floor Broker, Order Entry/Clearance- Elect. | |
| Tele #: (312) 235-0320 | International Tele # | |

**Total BD Firms 41**

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| A | AGILENT TECHNOLOGIES INC. | S | Equity |
| AA | ALCOA Corporation | S | Equity |
| AAAU | GOLDMAN SACHS PHYSICAL GOLD ETF | S | ETF |
| AAL | AMERICAN AIRLINES GROUP INC. | S | Equity |
| AAOI | APPLIED OPTOELECTRONICS, INC. | S | Equity |
| AAON | AAON INC | S | Equity |
| AAOX | TRADR 2X LONG AAOI DAILY ETF | S | ETF |
| AAP | ADVANCE AUTO PARTS INC. | S | Equity |
| AAPB | GraniteShares ETF Trust 2x Long AAPL Daily ETF | S | ETF |
| AAPL | APPLE INC. | S | Equity |
| AAPU | Direxion Daily AAPL Bull 2X Shares | S | ETF |
| AB | AllianceBernstein Holding L.P. | S | Equity |
| ABAT | AMERICAN BATTERY TECHNOLOGY CO. | S | Equity |
| ABBV | ABBVIE INC. | S | Equity |
| ABCL | ABCELLERA BIOLOGICS, INC. | S | Equity |
| ABEO | ABEONA THERAPEUTICS INC. | S | Equity |
| ABEV | AMBEV S.A. | S | Equity |
| ABG | ASBURY AUTOMOTIVE GROUP INCCOM | S | Equity |
| ABM | ABM INDUSTRIES INCORPORATED | S | Equity |
| ABNB | Airbnb, Inc. | S | Equity |
| ABOS | ACUMEN PHARMACEUTICALS, INC. | S | Equity |
| ABR | Arbor Realty Trust, Inc. | S | Equity |
| ABSI | ABSCI CORPORATION | S | Equity |
| ABT | ABBOTT LABORATORIES | S | Equity |
| ABTC | AMERICAN BITCOIN CORP. | S | Equity |
| ABUS | Arbutus Biopharma Corporation | S | Equity |
| ABVX | ABIVAX SA | S | Equity |
| ABX | Abacus Global Management, Inc. | S | Equity |
| ACA | ARCOSA INC | S | Equity |
| ACAD | ACADIA PHARMACEUTICALS INC. | S | Equity |
| ACB | Aurora Cannabis Inc. | S | Equity |
| ACCO | ACCO Brands Corp | S | Equity |
| ACDC | ProFrac Holding Corporation | S | Equity |
| ACEL | ACCEL ENTERTAINMENT, INC. | S | Equity |
| ACET | ADICET BIO INC | S | Equity |
| ACGL | ARCH CAPITAL GROUP Ltd | S | Equity |
| ACH | Accendra Health, Inc. | S | Equity |
| ACHC | Acadia Healthcare Co Inc | S | Equity |
| ACHR | Archer Aviation Inc. | S | Equity |
| ACHV | ACHIEVE LIFE SCIENCES, INC. | S | Equity |
| ACI | ALBERTSONS COMPANIES, INC. | S | Equity |
| ACIC | American Coastal Insurance Corporation | S | Equity |
| ACIU | AC IMMUNE SA | S | Equity |
| ACIW | ACI Worldwide, Inc. | S | Equity |
| ACLS | Axcelis Technologies Inc. | S | Equity |
| ACM | Aecom Technology Corporation | S | Equity |
| ACMR | ACM Research, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ACN | ACCENTURE PLC | S | Equity |
| ACR | ACRES Commercial Realty Corp. | S | Equity |
| ACRE | Ares Commercial Real Estate Corporation | S | Equity |
| ACRS | Aclaris Therapeutics,Inc. | S | Equity |
| ACTG | ACACIA RESEARCH CORPORATION | S | Equity |
| ACVA | ACV AUCTIONS INC | S | Equity |
| ACWI | iShares MSCI ACWI Index Fund | S | ETF |
| AD | Array Digital Infrastructure, Inc. | S | Equity |
| ADAM | Adamas Trust, Inc. | S | Equity |
| ADBE | ADOBE SYSTEMS INC. | S | Equity |
| ADBG | Leverage Shares 2X Long ADBE Daily ETF | S | ETF |
| ADC | Agree Realty Corporation | S | Equity |
| ADEA | Adeia Inc. | S | Equity |
| ADI | ANALOG DEVICES INC | S | Equity |
| ADM | ARCHER DANIELS MIDLAND COMPANY | S | Equity |
| ADMA | ADMA Biologics Inc | S | Equity |
| ADNT | Adient plc | S | Equity |
| ADP | AUTOMATIC DATA PROCESSINGINC | S | Equity |
| ADPT | Adaptive Biotechnologies Corp | S | Equity |
| ADSK | AUTODESK, INC. | S | Equity |
| ADT | ADT Inc. | S | Equity |
| ADTN | ADTRAN, INC. | S | Equity |
| ADUR | ADURO CLEAN TECHNOLOGIES INC. | S | Equity |
| ADUS | Addus HomeCare Corporation | S | Equity |
| AEE | AMEREN CORPORATION | S | Equity |
| AEG | AEGON N.V. | S | Equity |
| AEHR | AEHR TEST SYSTEMS | S | Equity |
| AEIS | Advanced Energy Industries, Inc. | S | Equity |
| AEM | AGNICO-EAGLE MINES LTD. | S | Equity |
| AEO | AMERICAN EAGLE OUTFITTERS, INC. | S | Equity |
| AEP | AMERICAN ELECTRIC POWER COMPANY, INC. | S | Equity |
| AER | AerCap Holdings NV | S | Equity |
| AES | AES CORP. | S | Equity |
| AESI | ATLAS ENERGY SOLUTIONS INC | S | Equity |
| AEVA | Aeva Technologies, Inc. | S | Equity |
| AEXA | AMERICAN EXCEPTIONALISM ACQUISITION CORP. | S | Equity |
| AEYE | AudioEye, Inc. | S | Equity |
| AFCG | AFC GAMMA INC | S | Equity |
| AFG | AMERICAN FINANCIAL GROUP | S | Equity |
| AFL | AFLAC INC. | S | Equity |
| AFRM | AFFIRM HOLDINGS, INC. | S | Equity |
| AG | First Majestic Silver Corp | S | Equity |
| AGCO | AGCO CORPORATION | S | Equity |
| AGEN | Agenus Inc. | S | Equity |
| AGG | iShares Core U.S. Aggregate Bond ETF | S | ETF |
| AGI | ALAMOS GOLD INC | S | Equity |
| AGIO | Agios Pharmaceuticals Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| AGL | AGILON HEALTH INC | S | Equity |
| AGM | Federal Agricultural Mortgage Corp. (Cl C) | S | Equity |
| AGNC | AGNC Investment Corp. | S | Equity |
| AGNT | eXp World Holdings, Inc. | S | Equity |
| AGO | ASSURED GUARANTY LTD. | S | Equity |
| AGQ | PROSHARES ULTRA SILVER | S | ETF |
| AGRO | AdecoAgro S.A. | S | Equity |
| AGX | Argan Inc | S | Equity |
| AGYS | AGILYSYS INC | S | Equity |
| AHCO | ADAPTHEALTH CORP. | S | Equity |
| AHR | American Healthcare REIT, Inc. | S | Equity |
| AHRT | AH Realty Trust, Inc. | S | Equity |
| AI | C3.ai, Inc. | S | Equity |
| AIFC | AI Financial Corporation | S | Equity |
| AIG | AMERICAN INTERNATIONAL GROUP, INC. | S | Equity |
| AIOT | PowerFleet, Inc. | S | Equity |
| AIP | ARTERIS, INC. | S | Equity |
| AIQ | GLOBAL X ARTIFICIAL INTELLIGENCE & TECHNOLOGY ETF | S | ETF |
| AIR | AAR Corp. | S | Equity |
| AIRG | Airgain Inc | S | Equity |
| AIRO | AIRO GROUP HOLDINGS, INC. | S | Equity |
| AIRS | AIRSCULPT TECHNOLOGIES, INC. | S | Equity |
| AISP | AIRSHIP AI HOLDINGS, INC. | S | Equity |
| AIZ | Assurant Inc. | S | Equity |
| AJG | ARTHUR J. GALLAGHER & CO. | S | Equity |
| AKAM | AKAMAI TECHNOLOGIES, INC. | S | Equity |
| AKBA | Akebia Therapeutics, Inc. | S | Equity |
| ALAB | Astera Labs, Inc. | S | Equity |
| ALB | Albemarle Corporation | S | Equity |
| ALC | ALCON INC | S | Equity |
| ALDX | ALDEYRA THERAPEUTICS, INC. | S | Equity |
| ALEC | ALECTOR INC. | S | Equity |
| ALGM | ALLEGRO MICROSYSTEMS, INC. | S | Equity |
| ALGN | ALIGN TECHNOLOGY INC. | S | Equity |
| ALGT | Allegiant Travel Company | S | Equity |
| ALH | Alliance Laundry Holdings Inc. | S | Equity |
| ALHC | ALIGNMENT HEALTHCARE INC | S | Equity |
| ALIT | Alight, Inc. | S | Equity |
| ALK | ALASKA AIR GROUP INC | S | Equity |
| ALKS | ALKERMES PLC | S | Equity |
| ALKT | ALKAMI TECHNOLOGY INC | S | Equity |
| ALL | THE ALLSTATE CORPORATION | S | Equity |
| ALLE | ALLEGION PLC | S | Equity |
| ALLO | Allogene Therapeutics, Inc. | S | Equity |
| ALLT | Allot Communications Ltd | S | Equity |
| ALLY | ALLY FINANCIAL INC. | S | Equity |
| ALM | Almonty Industries Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ALMS | ALUMIS INC | S | Equity |
| ALMU | AELUMA, INC. | S | Equity |
| ALNY | ALNYLAM PHARMACEUTICALS INC | S | Equity |
| ALOY | REALLOYS INC | S | Equity |
| ALRM | Alarm.Com Holdings, Inc. | S | Equity |
| ALSN | Allison Transmission Holdings, Inc. | S | Equity |
| ALT | Altimmune, Inc. | S | Equity |
| ALTG | ALTA EQUIPMENT GROUP INC | S | Equity |
| ALTO | Alto Ingredients, Inc. | S | Equity |
| ALV | Autoliv,  Inc | S | Equity |
| ALXO | ALX ONCOLOGY HOLDINGS INC | S | Equity |
| AM | Antero Midstream Partners LP | S | Equity |
| AMAT | APPLIED MATERIALS, INC. | S | Equity |
| AMBA | AMBARELLA, INC. | S | Equity |
| AMBP | Ardagh Metal Packaging S.A. | S | Equity |
| AMBR | Amber International Holding Limited | S | Equity |
| AMC | AMC ENTERTAINMENT HOLDINGS, INC. | S | Equity |
| AMCR1 | AMCOR PLC | S | Equity |
| AMCR | AMCOR PLC | S | Equity |
| AMCX | AMC Networks Inc. | S | Equity |
| AMD | ADVANCED MICRO DEVICES, INC. | S | Equity |
| AMDD | DIREXION DAILY AMD BEAR 1X SHARES | S | ETF |
| AMDL | GRANITESHARES 2X LONG AMD DAILY ETF | S | ETF |
| AMDY | YIELDMAX AMD OPTION INCOME STRATEGY ETF | S | ETF |
| AME | AMETEK, INC. | S | Equity |
| AMGN | AMGEN INC. | S | Equity |
| AMH | American Homes 4 Rent | S | Equity |
| AMKR | AMKOR TECHNOLOGY, INC. | S | Equity |
| AMLP | Alerian MLP ETF | S | ETF |
| AMLX | AMYLYX PHARMACEUTICALS, INC. | S | Equity |
| AMN | AMN Healthcare Services, Inc. | S | Equity |
| AMP | AMERIPRISE FINANCIAL INC | S | Equity |
| AMPG | AMPLITECH GROUP INC. | S | Equity |
| AMPH | Amphastar Pharmaceuticals, Inc. | S | Equity |
| AMPL | AMPLITUDE INC | S | Equity |
| AMPX | AMPRIUS TECHNOLOGIES INC | S | Equity |
| AMPY | Amplify Energy Corporation | S | Equity |
| AMR | Alpha Metallurgical Resources, Inc. | S | Equity |
| AMRC | Ameresco, Inc. | S | Equity |
| AMRN | AMARIN CORPORATION PLC | S | Equity |
| AMRX | Amneal Pharmaceuticals, Inc. | S | Equity |
| AMRZ | AMRIZE LTD | S | Equity |
| AMSC | AMERICAN SUPERCONDUCTOR CORP | S | Equity |
| AMT | AMERICAN TOWER CL A | S | Equity |
| AMTM | Amentum Holdings, Inc. | S | Equity |
| AMTX | AEMETIS, INC. | S | Equity |
| AMWL | AMERICAN WELL CORP | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| AMX | America Movil S.A.B. de C.V. | S | Equity |
| AMZA | InfraCap MLP ETF | S | ETF |
| AMZN | AMAZON.COM INC. | S | Equity |
| AMZU | Direxion Daily AMZN Bull 2X Shares | S | ETF |
| AMZZ | GRANITESHARES 2X LONG AMZN DAILY ETF | S | ETF |
| AN | AUTONATION, INC | S | Equity |
| ANAB | AnaptysBio, Inc. | S | Equity |
| ANDE | The Andersons, Inc. | S | Equity |
| ANET | Arista Networks Inc | S | Equity |
| ANF | ABERCROMBIE & FITCH COMPANY | S | Equity |
| ANGI | Angie Inc. | S | Equity |
| ANGO | AngioDynamcis, Inc. | S | Equity |
| ANGX | ANGEL STUDIOS, INC. CLASS A | S | Equity |
| ANIP | ANI Pharmaceuticals, Inc. | S | Equity |
| ANIX | ANIXA BIOSCIENCES, INC. | S | Equity |
| ANNX | ANNEXON, INC. | S | Equity |
| ANRO | Alto Neuroscience, Inc. | S | Equity |
| ANVS | ANNOVIS BIO INC | S | Equity |
| AON | Aon plc | S | Equity |
| AOS | A.O. Smith Corporation | S | Equity |
| AOSL | Alpha & Omega Semiconductor, Ltd. | S | Equity |
| AOUT | AMERICAN OUTDOOR BRANDS, INC. | S | Equity |
| AP | Ampco-Pittsburgh Corporation | S | Equity |
| APA | APACHE CORPORATION | S | Equity |
| APAM | Artisan Partners Asset Management, Inc. | S | Equity |
| APD | AIR PRODUCTS AND CHEMICALS,INC | S | Equity |
| APEI | American Public Education, Inc. | S | Equity |
| APG | API GROUP CORPORATION | S | Equity |
| APGE | APOGEE THERAPEUTICS, INC. | S | Equity |
| APH | Amphenol Corporation | S | Equity |
| API | AGORA, INC. | S | Equity |
| APLD | APPLIED DIGITAL CORPORATION | S | Equity |
| APLE | Apple Hospitality REIT, Inc. | S | Equity |
| APLX | TRADR 2X LONG APLD DAILY ETF | S | ETF |
| APO | Apollo Global Management LLC | S | Equity |
| APOG | Apogee Enterprises, Inc. | S | Equity |
| APP | APPLOVIN CORP | S | Equity |
| APPF | Appfolio Inc | S | Equity |
| APPN | Appian Corporation | S | Equity |
| APPS | Digital Turbine, Inc. | S | Equity |
| APPX | Tradr 2X Long APP Daily ETF | S | ETF |
| APT | ALPHA PRO TECH LTD. | S | Equity |
| APTV | Aptiv PLC | S | Equity |
| APYX | Apyx Medical Corporation | S | Equity |
| AQN | ALGONQUIN POWER & UTILITIES CORP | S | Equity |
| AQST | AQUESTIVE THERAPEUTICS, INC. | S | Equity |
| AR | ANTERO RESOURCES CORPORATION | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ARAY | Accuray Incorporated | S | Equity |
| ARBE | ARBE ROBOTICS LTD | S | Equity |
| ARCB | ARCBEST CORPORATION | S | Equity |
| ARCC | Ares Capital Corporation | S | Equity |
| ARCO | ARCOS DORADOS HOLDINGS INC. CLA | S | Equity |
| ARCT | Arcturus Therapeutics Holdings Inc. | S | Equity |
| ARDT | ARDENT HEALTH PARTNERS, INC. | S | Equity |
| ARDX | Ardelyx, Inc. | S | Equity |
| ARE | Alexandria Real Estate Equities, Inc. | S | Equity |
| AREC | AMERICAN RESOURCES CORP | S | Equity |
| AREN | ARENA GROUP HOLDINGS, INC. | S | Equity |
| ARES | Ares Management, L.P. | S | Equity |
| ARGT | Global X MSCI Argentina ETF | S | ETF |
| ARGX | argenx SE | S | Equity |
| ARHS | ARHAUS, INC. | S | Equity |
| ARI | Apollo Commercial Real Estate Finance, Inc. | S | Equity |
| ARIS | Aris Mining Corporation | S | Equity |
| ARKB | ARK 21Shares Bitcoin ETF | S | ETF |
| ARKF | ARK FINTECH INNOVATION | S | ETF |
| ARKG | ARK GENOMIC REVOLUTION ETF | S | ETF |
| ARKK | ARK Innovation ETF | S | ETF |
| ARKO | ARKO CORP | S | Equity |
| ARKQ | ARK AUTONOMOUS TECH & ROBOTICS | S | ETF |
| ARKW | ARK Next Generation Internet ETF | S | ETF |
| ARKX | ARK SPACE EXPLORATION & INNOVATION ETF | S | ETF |
| ARLO | Arlo Technologies, Inc. | S | Equity |
| ARLP | ALLIANCE  RESOURCE PARTNERS | S | Equity |
| ARM | ARM Holdings | S | Equity |
| ARMG | Leverage Shares 2X Long ARM Daily ETF | S | ETF |
| ARMK | Aramark | S | Equity |
| AROC | Archrock, Inc. | S | Equity |
| ARQ | Arq, Inc. | S | Equity |
| ARQT | ARCUTIS BIOTHERAPEUTICS INC | S | Equity |
| ARR | ARMOUR Residential REIT, Inc. | S | Equity |
| ARRY | ARRY TECHNOLOGIES, INC. | S | Equity |
| ARTY | iShares Future AI & Tech ETF | S | ETF |
| ARVN | Arvinas,inc | S | Equity |
| ARW | ARROW ELECTRONICS INC. | S | Equity |
| ARWR | ARROWHEAD RESEARCH CORP. | S | Equity |
| ARX | Accelerant Holdings | S | Equity |
| ARXS | Arxis, Inc. | S | Equity |
| AS | AMER SPORTS INC | S | Equity |
| ASA | ASA Gold and Precious Metals Limited | S | Equity |
| ASAN | Asana, Inc. | S | Equity |
| ASB | ASSOCIATED BANC CORP | S | Equity |
| ASC | Ardmore Shipping Corporation | S | Equity |
| ASH | ASHLAND INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ASHR | Deutsche X-Trackers Harvest CSI 300 China A Shares ETF | S | ETF |
| ASHS | Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap | S | ETF |
| ASIX | AdvanSix Inc. | S | Equity |
| ASLE | AERSALE CORPORATION | S | Equity |
| ASM | Avino Silver & Gold Mines Ltd. | S | Equity |
| ASMG | LEVERAGE SHARES 2X LONG ASML DAILY ETF | S | ETF |
| ASML | ASML HOLDING NV | S | Equity |
| ASND | Ascendis Pharma A/S | S | Equity |
| ASO | ACADEMY SPORTS & OUTDOOR INC | S | Equity |
| ASPI | ASP Isotopes Inc. | S | Equity |
| ASPN | ASPEN AEROGELS, INC. | S | Equity |
| ASST | Strive Inc. | S | Equity |
| ASST2 | Strive Inc. | S | Equity |
| ASTH | Astrana Health Inc. | S | Equity |
| ASTL | ALGOMA STEEL GROUP INC. | S | Equity |
| ASTS | AST SpaceMobile, Inc. | S | Equity |
| ASTX | TRADR 2X LONG ASTS DAILY ETF | S | ETF |
| ASUR | Asure Software, Inc. | S | Equity |
| ASX | ASE TECHNOLOGY HOLDING CO., LTD. | S | Equity |
| ASYS | Amtech Systems, Inc. | S | Equity |
| ATAI | ATAI LIFE SCIENCES N.V. | S | Equity |
| ATAT | ATOUR LIFESTYLE HOLDINGS LTD. | S | Equity |
| ATEC | ALPHATEC HOLDINGS INC | S | Equity |
| ATEN | A10 Networks, Inc. | S | Equity |
| ATEX | Anterix Inc | S | Equity |
| ATHM | Autohome Inc (ADR) | S | Equity |
| ATI | Allegheny Technologies, Inc. | S | Equity |
| ATKR | Atkore International Group, Inc | S | Equity |
| ATLX | ATLAS LITHIUM CORP | S | Equity |
| ATMU | ATMUS FILTRATION TECHNOLGIE | S | Equity |
| ATNM | Actinium Pharmaceuticals, Inc. | S | Equity |
| ATO | Atmos Energy Corp | S | Equity |
| ATOM | ATOMERA INCORPORATED | S | Equity |
| ATOS | Atossa Therapeutics, Inc. | S | Equity |
| ATR | AptarGroup, Inc. | S | Equity |
| ATRO | ASTRONICS CORPORATION | S | Equity |
| ATYR | aTyr Pharma, Inc | S | Equity |
| AU | ANGLOGOLD ASHANTI LTD. | S | Equity |
| AUDC | AUDIOCODES LTD. | S | Equity |
| AUPH | Aurinia Pharmaceuticals Inc. | S | Equity |
| AUR | Aurora Innovation, Inc. | S | Equity |
| AUTL | AUTOLUS THERAPEUTICS PLC | S | Equity |
| AVAH | AVEANNA HEALTHCARE HOLDINGS | S | Equity |
| AVAV | Aerovironment Inc | S | Equity |
| AVB | AVALONBAY COMMUNITIES INC | S | Equity |
| AVBP | ARRIVENT BIOPHARMA, INC. | S | Equity |
| AVD | American Vanguard Corp. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| AVEX | AEVEX Corp. | S | Equity |
| AVGG | LEVERAGE SHARES 2X LONG AVGO DAILY ETF | S | ETF |
| AVGO | Broadcom Inc. | S | Equity |
| AVGX | DEFIANCE DAILY TARGET 2X LONG AVGO ETF | S | ETF |
| AVIR | ATE PHARMACEUTICAL INC. | S | Equity |
| AVL | DRXN ETF TRST DIREXION DAILY AVGO BULL 2X SHARES | S | ETF |
| AVNS | Avanos Medical, Inc. | S | Equity |
| AVNW | AVIAT NETWORKS INC | S | Equity |
| AVO | MISSION PRODUCE INC | S | Equity |
| AVPT | AvePoint, Inc | S | Equity |
| AVR | ANTERIS TECHNOLOGIES GLOBAL CORP. | S | Equity |
| AVT | AVNET INC | S | Equity |
| AVTR | Avantor, Inc. | S | Equity |
| AVTX | Avalo Therapeutics Inc. | S | Equity |
| AVXL | Anavex Life Sciences Corp. | S | Equity |
| AVY | AVERY DENNISON CORP. | S | Equity |
| AWI | Armstrong World Industries, Inc. | S | Equity |
| AWK | American Water Works Co., Inc. | S | Equity |
| AWRE | Aware Inc | S | Equity |
| AX | Axos Financial, Inc. | S | Equity |
| AXGN | AxoGen, Inc. | S | Equity |
| AXON | Axon Enterprise, Inc | S | Equity |
| AXP | AMERICAN EXPRESS COMPANY | S | Equity |
| AXS | AXIS CAPITAL HOLDINGS LIMITED | S | Equity |
| AXSM | Axsome Therapeutics, Inc. | S | Equity |
| AXTA | Axalta Coating Systems Ltd. | S | Equity |
| AXTI | AXT, Inc. | S | Equity |
| AYI | Acuity Brands, Inc. | S | Equity |
| AZ | A2Z CUST2MATE SOLUTIONS CORP. | S | Equity |
| AZN1 | ASTRAZENECA | S | Equity |
| AZN | ASTRAZENECA | S | Equity |
| AZO | AUTOZONE, INC. | S | Equity |
| AZTA | Azenta, Inc | S | Equity |
| AZZ | AZZ Incorporated | S | Equity |
| B | Barrick Mining Corporation | S | Equity |
| BA | THE BOEING COMPANY | S | Equity |
| BABA2 | ALIBABA GROUP HOLDING LTD | S | Equity |
| BABA | ALIBABA GROUP HOLDING LTD | S | Equity |
| BABX | GraniteShares ETF Trust 2x Long BABA Daily ETF | S | ETF |
| BAC | BANK OF AMERICA CORPORATION | S | Equity |
| BAH | Booz Allen Hamilton Holding Corporation | S | Equity |
| BALL | Ball Corporation | S | Equity |
| BAM | Brookfield Asset Management Inc | S | Equity |
| BANC | Banc of California, Inc. | S | Equity |
| BAND | BANDWIDTH, INC | S | Equity |
| BATRA | Atlanta Braves Holdings, Inc. Series A | S | Equity |
| BATRK | Liberty Media Corporation (Series C) Liberty Brave | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| BAX | BAXTER INTERNATIONAL INC. | S | Equity |
| BB | Blackberry Limited | S | Equity |
| BBAI | BigBear.ai Holdings, Inc. | S | Equity |
| BBAR | BBVA Banco Frances S.A | S | Equity |
| BBBY | Bed Bath & Beyond, Inc | S | Equity |
| BBCP | CONCRETE PUMPING HOLDINGS, INC. | S | Equity |
| BBD | BANCO BRADESCO S.A. | S | Equity |
| BBDC | Barings BDC, Inc. | S | Equity |
| BBIO | BridgeBio Pharma Inc | S | Equity |
| BBVA | BANCO BILBAO VIZCAYA | S | Equity |
| BBW | Build-A-Bear Workshop, Inc | S | Equity |
| BBWI | Bath & Body Works, Inc. | S | Equity |
| BBY | BEST BUY COMPANY, INC. | S | Equity |
| BC | BRUNSWICK CORP | S | Equity |
| BCC | Boise Cascade Company | S | Equity |
| BCE | BCE INC | S | Equity |
| BCO | THE BRINK'S COMPANY | S | Equity |
| BCRX | BIOCRYST PHARMACEUTICAS INC | S | Equity |
| BCS | BARCLAYS PLC | S | Equity |
| BCSF | BAIN CAPITAL SPECIALTY FINANCE, INC. | S | Equity |
| BCYC | BICYCLE THERAPEUTICS PLC | S | Equity |
| BDN | Brandywine Realty Trust | S | Equity |
| BDRY | BREAKWAVE DRY BULK SHIPPING ETF | S | ETF |
| BDTX | Black Diamond Therapeutics, Inc. | S | Equity |
| BDX | BECTON, DICKINSON AND CO | S | Equity |
| BE | Bloom Energy Corporation | S | Equity |
| BEAM | BEAM THERAPEUTICS, INC. | S | Equity |
| BEEM | BEAM GLOBAL | S | Equity |
| BEKE | E Holdings Inc | S | Equity |
| BEN | FRANKLIN RESOURCES INC. | S | Equity |
| BEP | BROOKFIELD RENEWABLE PARTNERS LP | S | Equity |
| BEPC | BROOKFIELD RENEWABLE CORPORATION | S | Equity |
| BETA | BETA Technologies, Inc. | S | Equity |
| BETR | BETTER HOME & FINANCE HOLDING COMPANY | S | Equity |
| BETZ | Roundhill Sports Betting & iGaming ETF | S | Equity |
| BEX | TRADR 2X LONG BE DAILY ETF | S | ETF |
| BFB | Brown Forman Corporation Cl. B (150 shrs) | S | Equity |
| BFH | Bread Financial Holdings, Inc. | S | Equity |
| BFLY | Butterfly Network, Inc. | S | Equity |
| BG | BUNGE LIMITED | S | Equity |
| BGC | BGC Group, Inc. | S | Equity |
| BGS | B&G Foods Inc. | S | Equity |
| BGSF | BGSF, INC. | S | Equity |
| BHC | Bausch Health Companies Inc. | S | Equity |
| BHF | Brighthouse Financial, Inc. | S | Equity |
| BHP | BHP BILLITON LIMITED | S | Equity |
| BHR | Braemar Hotels & Resorts Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| BHVN | BIOHAVEN LTD | S | Equity |
| BIDU | BAIDU, INC. | S | Equity |
| BIIB | BIOGEN IDEC INC. | S | Equity |
| BIL | SPDR Bloomberg Barclays 1-3 Month T-Bill ETF | S | ETF |
| BILI | Bilibili Inc. | S | Equity |
| BILL | Bill.com Holdings Inc | S | Equity |
| BIO | Bio-Rad Laboratories, Inc. | S | Equity |
| BIOA | BIOAGE LABS INC | S | Equity |
| BIOX | BIOCERES CROP SOLUTIONS CORP. | S | Equity |
| BIP | Brookfield Infrastructure Partners L.P. | S | Equity |
| BIPC | BROOKFIELD INFRASTRUCTURE CORPORATION | S | Equity |
| BIRK | Birkenstock Holding Limited | S | Equity |
| BITB | Bitwise Bitcoin ETF | S | ETF |
| BITI | PROSHARES SHORT BITCOIN STRATEGY ETF | S | ETF |
| BITO | ProShares Bitcoin Strategy ETF | S | ETF |
| BITQ | BITWISE CRYPTO INDUSTRY INNOVATORS ETF | S | ETF |
| BITU | PROSHARES ULTRA BITCOIN ETF | S | ETF |
| BITX | 2X BITCOIN STRATEGY ETF | S | ETF |
| BIZD | VanEck BDC Income ETF | S | ETF |
| BJ | BJ's Warehouse Holdings, Inc. | S | Equity |
| BJRI | BJ S RESTAURANTS  INC | S | Equity |
| BKD | Brookdale Senior Living Inc | S | Equity |
| BKE | The Buckle, Inc. | S | Equity |
| BKH | BLACK HILLS CORPORATION | S | Equity |
| BKKT | Bakkt Holdings, Inc. | S | Equity |
| BKLN | PowerShares Senior Loan (ETF) | S | ETF |
| BKNG | Booking Holdings Inc. | S | Equity |
| BKR | Baker Hughes Company | S | Equity |
| BKSY | BlackSky Technology Inc | S | Equity |
| BKU | BankUnited, Inc. | S | Equity |
| BL | BlackLine Inc | S | Equity |
| BLBD | BLUEBIRD CORP | S | Equity |
| BLCO | BAUSCH & LOMB CORP | S | Equity |
| BLDP | BALLARD POWER SYSTEMS INC | S | Equity |
| BLDR | Builders FirstSource Inc. | S | Equity |
| BLFS | BioLife Solutions, Inc | S | Equity |
| BLK | BLACKROCK INC | S | Equity |
| BLKB | Blackbaud Inc. | S | Equity |
| BLMN | Bloomin Brands Inc. | S | Equity |
| BLND | BLEND LABS, INC | S | Equity |
| BLNK | Blink Charing Co | S | Equity |
| BLOK | Amplify Transformational Data Sharing ETF | S | ETF |
| BLSH | Bullish | S | Equity |
| BLZE | BACKBLAZE, INC. | S | Equity |
| BMA | Banco Macro S.A. | S | Equity |
| BMBL | Bumble Inc. | S | Equity |
| BMEA | Biomea Fusion, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| BMNG | Leverage Shares 2X Long BMNR Daily ETF | S | ETF |
| BMNR | BITMINE IMMERSION TECHNOLOGIES, INC. | S | Equity |
| BMNU | T-REX 2X LONG BMNR DAILY TARGET ETF | S | ETF |
| BMO | Bank of Montreal | S | Equity |
| BMRN | BIOMARIN PHARMACEUTICAL INC. | S | Equity |
| BMY | BRISTOL-MYERS SQUIBB COMPANY | S | Equity |
| BN | BROOKFIELD CORPORATION | S | Equity |
| BNC | CEA INDUSTRIES INC | S | Equity |
| BND | Vanguard Total Bond Market ETF | S | ETF |
| BNDD | KRANESHARES QUADRATIC DEFLATION ETF | S | ETF |
| BNED | Barnes & Noble Education, Inc. | S | Equity |
| BNL | Broadstone Net Lease, Inc. | S | Equity |
| BNO | United States Brent Oil ETF | S | ETF |
| BNS | Bank of Nova Scotia | S | Equity |
| BNTX | BioNTech SE | S | Equity |
| BNY | The Bank of New York Mellon Corporation | S | Equity |
| BOBS | BOBS DISCOUNT FURNITURE, INC. | S | Equity |
| BOC | BOSTON OMAHA CORP | S | Equity |
| BOH | Bank of Hawaii Corp. | S | Equity |
| BOIL | PROSHARES ULTRA DJ-UBS NATURAL GAS | S | ETF |
| BOIL1 | PROSHARES ULTRA DJ-UBS NATURAL GAS | S | ETF |
| BOOM | DMC Global Inc. | S | Equity |
| BOOT | Boot Barn Holdings, Inc. | S | Equity |
| BORR | BORR DRILLING LIMITED | S | Equity |
| BOTZ | Global X Robotics & Artfcl Intllgnc ETF | S | ETF |
| BOX | Box, Inc. | S | Equity |
| BP | BP PLC | S | Equity |
| BPOP | Popular Inc. (10 shrs) | S | Equity |
| BR | Broadridge Financial Solutions, Inc. | S | Equity |
| BRAG | BRAGG GAMING GROUP INC. | S | Equity |
| BRBR | BellRing Brands Inc | S | Equity |
| BRCC | BRC Inc. | S | Equity |
| BRKB | BERKSHIRE HATHAWAY INC. | S | Equity |
| BRKR | Bruker Corporation | S | Equity |
| BRLT | BRILLIANT EARTH GROUP, INC. | S | Equity |
| BRO | BROWN & BROWN,  INC | S | Equity |
| BROS | DUTCH BROS INC. | S | Equity |
| BRR | Columbus Circle Capital Corporation I | S | Equity |
| BRSL | Brightstar Lottery | S | Equity |
| BRSP | BrightSpire Capital, Inc. | S | Equity |
| BRZE | BRAZE, INC. | S | Equity |
| BRZU | Direxion Daily Brazil Bull 3X ETF | S | ETF |
| BSBR | Banco Santander Brasil SA | S | Equity |
| BSM | Black Stone Minerals L.P. | S | Equity |
| BSOL | Bitwise Solana Staking ETF | S | ETF |
| BSX | BOSTON SCIENTIFIC CORPORATION | S | Equity |
| BSY | BENTLEY SYSTEMS INCORPORATED | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| BTBT | BIT DIGITAL, INC. | S | Equity |
| BTC | Grayscale Bitcoin Mini Trust ETF | S | ETF |
| BTCI | NEOS BITCOIN HIGH INCOME ETF | S | ETF |
| BTCS | BTCS INC. | S | Equity |
| BTCZ | T-Rex 2X Inverse Bitcoin Daily Target ETF | S | ETF |
| BTDR | BITDEER TECHNOLOGIES GROUP CLASS A | S | Equity |
| BTE | BAYTEX ENERGY CORP. | S | Equity |
| BTF | VALKYRIE BITCOIN STRATEGY ETF | S | ETF |
| BTG | B2Gold Corp. | S | Equity |
| BTGO | BITGO HOLDINGS INC | S | Equity |
| BTI | British American Tobacco PLC | S | Equity |
| BTQ | BTQ TECHNOLOGIES CORP. | S | Equity |
| BTSG | BRIGHTSPRING HEALTH SERVICES INC | S | Equity |
| BTU | Peabody Energy Corporation | S | Equity |
| BUD | Anheuser-Busch InBev | S | Equity |
| BUG | GLOBAL X CYBER SECURITY | S | ETF |
| BULL | Webull Corporation | S | Equity |
| BUR | BURFORD CAP LTD | S | Equity |
| BURL | Burlington Stores Inc | S | Equity |
| BUZZ | VANECK VECTORS SOCIAL SENTIMENT ETF | S | ETF |
| BVN | COMPANIA DE MINAS BUENAVENTURA S.A.-ADR | S | Equity |
| BVS | Bioventus Inc. | S | Equity |
| BW | Babcock & Wilcox Enterprises, Inc. | S | Equity |
| BWA | BORGWARNER INC. | S | Equity |
| BWEN | BROADWIND, INC. | S | Equity |
| BWIN | Baldwin Insurance Group, Inc. | S | Equity |
| BWXT | BWX Technologies, Inc. | S | Equity |
| BX | THE BLACKSTONE GROUP LP | S | Equity |
| BXMT | Blackstone Mortgage Trust, Inc. | S | Equity |
| BXP | BOSTON PROPERTIES INC | S | Equity |
| BXSL | BLACKSTONE SECURED LENDING FUND | S | Equity |
| BYD | BOYD GAMING CORP. | S | Equity |
| BYND | Beyond Meat, Inc. | S | Equity |
| BYRN | BYRNA TECHNOLOGIES INC. | S | Equity |
| BZ | KANZHUN LTD. | S | Equity |
| BZAI | BLAIZE HOLDINGS, INC. | S | Equity |
| BZFD | BUZZFEED, INC | S | Equity |
| BZH | BEAZER HOMES USA INC. | S | Equity |
| BZUN | Baozun Inc. | S | Equity |
| C | CITIGROUP, INC. | S | Equity |
| CAAP | CORPORACION AMERICA AIRPORTS S.A. | S | Equity |
| CABA | CABALETTA BIO, INC. | S | Equity |
| CACI | CACI INTERNATIONAL, INC. | S | Equity |
| CADL | CANDEL THERAPEUTICS, INC. | S | Equity |
| CAE | CAE Inc | S | Equity |
| CAG | ConAgra Brands, Inc. | S | Equity |
| CAH | CARDINAL HEALTH INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CAI | Caris Life Sciences, Inc. | S | Equity |
| CAKE | THE CHEESECAKE FACTORY | S | Equity |
| CAL | Caleres, Inc. | S | Equity |
| CALF | PACER US SMALL CAP CASH COWS 100 ETF | S | ETF |
| CALM | Cal-Maine Foods, Inc. | S | Equity |
| CALX | Calix, Inc. | S | Equity |
| CALY | Callaway Golf Company | S | Equity |
| CAMT | Camtek Ltd. | S | Equity |
| CAN | CANAAN INC. SPONSORED ADR | S | Equity |
| CANE | Teucrium Sugar | S | ETF |
| CAPL | CROSSAMERICA PARTNERS LP | S | Equity |
| CAPR | Capricor Therapeutics, Inc. | S | Equity |
| CAR | Avis Budget Group Inc | S | Equity |
| CARG | CarGurus, Inc. | S | Equity |
| CARR | Carrier Global Corporation | S | Equity |
| CARS | Cars.com Inc. | S | Equity |
| CART | Instacart (Maplebear Inc.) | S | Equity |
| CASY | Casey's General Stores, Inc. | S | Equity |
| CAT | CATERPILLAR INC. | S | Equity |
| CATO | Cato Corp. Cl A | S | Equity |
| CATX | PERSPECTIVE THERAPEUTICS INC | S | Equity |
| CAVA | CAVA GROUP INC | S | Equity |
| CB | Chubb Limited | S | Equity |
| CBAT | CBAK ENERGY TECHNOLOGY, INC. | S | Equity |
| CBC | Central Bancompany, Inc. | S | Equity |
| CBL | CBL & ASSOCIATES PROPERTIES, INC. | S | Equity |
| CBOE | CBOE HOLDINGS, INC. | S | Equity |
| CBRE | CBRE Group, Inc. | S | Equity |
| CBRL | Cracker Barrel Old Country Store | S | Equity |
| CBRS | Cerebras Systems Inc. | S | Equity |
| CBT | CABOT CORPORATION | S | Equity |
| CC | The Chemours Company | S | Equity |
| CCC | CCC Intelligent Solutions Holdings Inc. | S | Equity |
| CCCC | C4 THERAPEUTICS, INC. | S | Equity |
| CCEP | Coca-Cola European Partners plc | S | Equity |
| CCI | CROWN CASTLE INTER. | S | Equity |
| CCJ | CAMECO CORPORATION | S | Equity |
| CCK | CROWN HOLDINGS INC. | S | Equity |
| CCL | CARNIVAL CORPORATION | S | Equity |
| CCLD | CareCloud, Inc. | S | Equity |
| CCO | Clear Channel Outdoor HLD Inc CL. A | S | Equity |
| CCOI | Cogent Communications Holdings, Inc. | S | Equity |
| CCRN | Cross Country Healthcare, Inc. | S | Equity |
| CCS | Century Communities, Inc. | S | Equity |
| CD | Chaince Digital Holdings Inc | S | Equity |
| CDE | COEUR d' ALENE MINES CORP | S | Equity |
| CDNA | CareDx, Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CDNS | CADENCE DESIGN SYSTEMS, I | S | Equity |
| CDW | CDW CORPORATION | S | Equity |
| CDXS | Codexis Inc. | S | Equity |
| CDZI | Cadiz Inc. | S | Equity |
| CE | CELANESE CORPORATION | S | Equity |
| CECO | CECO Environmental Corporation | S | Equity |
| CEG | CONSTELLATION ENERGY CORPORATION | S | Equity |
| CELC | CELCUITY INC. | S | Equity |
| CELH | Celsius Holdings, Inc. | S | Equity |
| CELU | Celularity Inc. | S | Equity |
| CENX | CENTURY ALUMINUM COMPANY | S | Equity |
| CEPO | CANTOR EQUITY PARTNERS I, INC. | S | Equity |
| CERS | CERUS CORPORATION | S | Equity |
| CERT | CERTARA, INC. | S | Equity |
| CEVA | Ceva Inc | S | Equity |
| CF | CF INDUSTRIES HOLDINGS, INC. | S | Equity |
| CFG | Citizens Financial Group, Inc. | S | Equity |
| CFR | CULLEN/FROST BANKERS INC. | S | Equity |
| CG | The Carlyle Group LP | S | Equity |
| CGAU | CENTERRA GOLD INC. | S | Equity |
| CGBD | Carlyle Secured Lending, Inc. | S | Equity |
| CGC | Canopy Growth Corporation | S | Equity |
| CGEM | CULLINAN ONCOLOGY, INC. | S | Equity |
| CGEN | Compugen Ltd. | S | Equity |
| CGNT | COGNYTE SOFTWARE LTD | S | Equity |
| CGNX | COGNEX CORPORATION | S | Equity |
| CGON | CYBIN, INC. | S | Equity |
| CHAT | TIDAL TRUST II ROUNDHILL GENERATIVE AI & TECH ETF | S | ETF |
| CHAU | Direxion Dly CSI 300 Chn A Shr Br 2X ETF | S | ETF |
| CHCT | COMMUNITY HEALTHCARE TRUST INCORPORATED | S | Equity |
| CHD | CHURCH & DWIGHT CO. | S | Equity |
| CHDN | Churchill Downs, Inc. | S | Equity |
| CHE | Chemed Corporation | S | Equity |
| CHEF | Chefs' Warehouse Inc/The | S | Equity |
| CHGG | CHEGG, INC | S | Equity |
| CHKP | CHECK POINT SOFTWARE TECHNOLOGIES LTD. | S | Equity |
| CHMI | CHERRY HILL MORTGAGE INVESTMENT CORP. | S | Equity |
| CHPT1 | ChargePoint Holdings, Inc. | S | Equity |
| CHPT | ChargePoint Holdings, Inc. | S | Equity |
| CHRD | Chord Energy Corporation | S | Equity |
| CHRS | Coherus BioSciences, Inc. | S | Equity |
| CHRW | CH ROBINSON WORLDWIDE INC. | S | Equity |
| CHTR | Charter Communications Inc. Cl A | S | Equity |
| CHWY | Chewy, Inc. | S | Equity |
| CHYM | Chime Financial, Inc. | S | Equity |
| CI | CIGNA CORPORATION | S | Equity |
| CIA | Citizens Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| **Symbol** | **Company Name** | **List Exch** | **Inst Type** |
| CIBR | First Trust NASDAQ Cybersecurity ETF | S | ETF |
| CIEN | CIENA CORPORATION | S | Equity |
| CIFR | Cipher Mining Inc. | S | Equity |
| CIG | Companhia Energetica de Minas Gerais - CEMIG (125) | S | Equity |
| CIM | CHIMERA INVESTMENT CORPORATION | S | Equity |
| CINF | Cincinnati Financial Corp. | S | Equity |
| CL | COLGATE-PALMOLIVE COMPANY | S | Equity |
| CLAR | Clarus Corporation | S | Equity |
| CLB | Core Laboratories N.V. | S | Equity |
| CLBT | Cellebrite DI Ltd. | S | Equity |
| CLDX | Celldex Therapeutics, Inc. | S | Equity |
| CLF | CLIFFS NATURAL RESOURCES INC. | S | Equity |
| CLFD | Clearfield, Inc. | S | Equity |
| CLH | CLEAN HARBORS INC | S | Equity |
| CLLS | Cellectis S.A. | S | Equity |
| CLMT | Calumet Specialty Products Partners, L.P. | S | Equity |
| CLNE | CLEAN ENERGY FUELS CORPORATION | S | Equity |
| CLOU | Global X Cloud Computing ETF Global X Cloud Computing ETF | S | ETF |
| CLOV | Clover Health Investments, Corporation | S | Equity |
| CLPR | CLIPPER REALTY, INC. | S | Equity |
| CLPT | CLEARPOINT NEURO INC | S | Equity |
| CLS | Celestica, Inc. | S | Equity |
| CLSK | CleanSpark, Inc. | S | Equity |
| CLVT | Clarivate Plc | S | Equity |
| CLW | Clearwater Paper Corporation | S | Equity |
| CLX | CLOROX CO | S | Equity |
| CM | Canadian Imperial Bank of Commerce | S | Equity |
| CMBT | Euronav NV | S | Equity |
| CMC | COMMERCIAL METALS COMPANY | S | Equity |
| CMCM | Cheetah Mobile Inc. | S | Equity |
| CMCSA | COMCAST CORPORATION | S | Equity |
| CMCS1 | COMCAST CORPORATION | S | Equity |
| CME | CME GROUP INC. | S | Equity |
| CMG | CHIPOTLE MEXICAN GRILL, INC. | S | Equity |
| CMI | CUMMINS INC. | S | Equity |
| CMP | Compass Minerals International, Inc. | S | Equity |
| CMPR | CIMPRESS N.V. | S | Equity |
| CMPS | COMPASS PATHWAYS PLC | S | Equity |
| CMPX | COMPASS THERAPEUTICS, INC. | S | Equity |
| CMRC | Commerce.com, Inc | S | Equity |
| CMRE | Costamare Inc. | S | Equity |
| CMS | CMS ENERGY CORPORATION | S | Equity |
| CMTG | CLAROS MORTGAGE TRUST, INC. | S | Equity |
| CMTL | COMTECH TELECOMMUNICATION | S | Equity |
| CNA | CNA FINANCIAL CORPORATION | S | Equity |
| CNC | CENTENE CORP | S | Equity |
| CNDT | Conduent Incorporated | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CNH | CNH Industrial N.V. | S | Equity |
| CNI | CANADIAN NATIONAL RAILWAY | S | Equity |
| CNK | Cinemark Holdings, Inc. | S | Equity |
| CNM | CORE & MAIN INC | S | Equity |
| CNMD | CONMED CORP. | S | Equity |
| CNNE | Cannae Holdings, Inc. | S | Equity |
| CNO | CNO Financial Group, Inc. | S | Equity |
| CNP | CENTERPOINT ENERGY, INC. | S | Equity |
| CNQ | CANADIAN NATURAL RESOURCES LIMITED | S | Equity |
| CNR | Core Natural Resources, Inc. | S | Equity |
| CNTA | CENTESSA PHARMACEUTICALS PLC | S | Equity |
| CNTY | Century Casinos, Inc. | S | Equity |
| CNVS | CINEVERSE CORP | S | Equity |
| CNX | CNX Resources Corporation | S | Equity |
| CNXC | CONCENTRIX CORPORATION | S | Equity |
| COAL | RANGE GLOBAL COAL INDEX ETF | S | ETF |
| COCO | VITA COCO COMPANY, INC. | S | Equity |
| CODI | Compass Diversified Holdings LLC | S | Equity |
| COF | CAPITAL ONE FINANCIAL CORPORATION | S | Equity |
| COGT | COGENT BIOSCIENCES, INC. | S | Equity |
| COHR | Coherent Corporation | S | Equity |
| COHU | Cohu, Inc. | S | Equity |
| COIN | Coinbase Global, Inc. | S | Equity |
| COKE | Coca Cola Consolidated Inc. | S | Equity |
| COLB | Columbia Banking System, Inc. | S | Equity |
| COLD | Americold Realty Trust | S | Equity |
| COLM | COLUMBIA SPORTWEAR CO. | S | Equity |
| COLO | Global X MSCI Colombia ETF | S | ETF |
| COMP | COMPASS INC | S | Equity |
| CONI | GraniteShares 2x Short COIN Daily ETF | S | ETF |
| CONL | GraniteShares ETF Trust GraniteShares 2x Long COIN | S | ETF |
| CONY | YIELDMAX COIN OPTION INCOME STRATEGY ETF | S | ETF |
| CONY1 | YIELDMAX COIN OPTION INCOME STRATEGY ETF | S | ETF |
| COO | Cooper Companies, Inc. | S | Equity |
| COP | CONOCOPHILLIPS | S | Equity |
| COPJ | SPROTT JUNIOR COPPER MINERS ETF | S | ETF |
| COPX | GLOBAL X COPPER MINERS ETF | S | ETF |
| COR | Cencora, Inc. | S | Equity |
| CORN | TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF | S | ETF |
| CORT | Corcept Therapeutics Incorporated | S | Equity |
| CORZ | CORE SCIENTIFIC, INC | S | Equity |
| COSM | COSMOS HOLDINGS INC. | S | Equity |
| COST | COSTCO WHOLESALE CORPORATION | S | Equity |
| COTY | COTY INC. | S | Equity |
| COUR | COURSERA, INC. | S | Equity |
| CP | Canadian Pacific Railway Limited | S | Equity |
| CPA | Copa Holdings SA | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CPAY | Corpay, Inc. | S | Equity |
| CPB | CAMPBELL SOUP CO | S | Equity |
| CPER | UNITED STATES COPPER INDEX FUND | S | ETF |
| CPIX | CUMBERLAND PHARMACEUTICALS INC. | S | Equity |
| CPNG | COUPANG INC | S | Equity |
| CPRI | Capri Holdings Limited | S | Equity |
| CPRT | COPART INC | S | Equity |
| CPRX | CATALYST PHARMACEUTICAL PARTNES INC. | S | Equity |
| CPS | Cooper-Standard Holdings Inc. | S | Equity |
| CPSH | CPS TECHNOLOGIES CORPORATION | S | Equity |
| CPT | Camden Property Trust | S | Equity |
| CQP | Cheniere Energy Ptnrs L.P. | S | Equity |
| CR | Crane Co. | S | Equity |
| CRBG | COREBRIDGE FINANCIAL INC | S | Equity |
| CRBP | CORBUS PHARMACEUTICALS HOLDINGS, INC. | S | Equity |
| CRBU | CARIBOU BIOSCIENCES, INC. | S | Equity |
| CRC | CALIFORNIA RESOURCES CORP | S | Equity |
| CRCA | PROSHARES ULTRA CRCL | S | ETF |
| CRCG | LEVERAGE SHARES 2X LONG CRCL Daily ETF | S | ETF |
| CRCL | Circle Internet Group | S | Equity |
| CRCT | CRICUT, INC. | S | Equity |
| CRDF | Cardiff Oncology, Inc. | S | Equity |
| CRDL | CARDIOL THERAPEUTICS INC. | S | Equity |
| CRDO | CREDO TECHNOLOGY GROUP HOLDING LTD. | S | Equity |
| CRDU | Tradr 2X Long CRDO Daily ETF | S | ETF |
| CRESY | Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera | S | Equity |
| CRGY | CRESCENT ENERGY COMPANY | S | Equity |
| CRH | CRH plc | S | Equity |
| CRI | CARTER'S , INC. | S | Equity |
| CRK | COMSTOCK RESOURCES INC. | S | Equity |
| CRL | Charles River Laboratories International, Inc. | S | Equity |
| CRM | SALESFORCE.COM, INC | S | Equity |
| CRMD | CorMedix Inc. | S | Equity |
| CRMG | Leverage Shares 2X Long CRM Daily ETF | S | ETF |
| CRML | Critical Metals Corp. | S | Equity |
| CRNC | Cerence Inc. | S | Equity |
| CRNT | Ceragon Networks Ltd. | S | Equity |
| CRNX | CRINETICS PHARMACEUTICALS INC | S | Equity |
| CRON | Cronos Group Inc. | S | Equity |
| CROX | CROCS, INC. | S | Equity |
| CRS | CARPENTER TECHNOLOGY CORP. | S | Equity |
| CRSP | CRISPR Therapeutics AG | S | Equity |
| CRSR | CORSAIR GAMING, INC. | S | Equity |
| CRTO | CRITEO SA | S | Equity |
| CRUS | CIRRUS LOGIC INC. | S | Equity |
| CRVS | Corvus Pharmaceuticals, Inc. | S | Equity |
| CRWD | CrowdStrike Holdings, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CRWG | LEVERAGE SHARES 2X LONG CRWV Daily ETF | S | ETF |
| CRWL | GRANITESHARES 2X LONG CRWD DAILY ETF | S | ETF |
| CRWV | CoreWeave, Inc. | S | Equity |
| CSCO | CISCO SYSTEMS, INC. | S | Equity |
| CSGP | LoopNet, Inc. (Merger) | S | Equity |
| CSIQ | Canadian Solar Inc | S | Equity |
| CSL | Carlisle Companies Incorporated | S | Equity |
| CSTE | CAESARSTONE SDOT-YAM LTD. | S | Equity |
| CSTL | CASTLE BIOSCIENCES, INC. | S | Equity |
| CSTM | CONSTELLIUM N.V | S | Equity |
| CSV | Carriage Services, Inc. | S | Equity |
| CSWC | Capital Southwest Corp | S | Equity |
| CSX | CSX CORPORATION | S | Equity |
| CTAS | CINTAS CORP. | S | Equity |
| CTMX | CytomX Therapeutics, Inc. | S | Equity |
| CTOS | Custom Truck One Source, Inc. | S | Equity |
| CTRI | CENTURI HOLDINGS INC. | S | Equity |
| CTRM | CASTOR MARITIME, INC. | S | Equity |
| CTSH | COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION | S | Equity |
| CTSO | CYTOSORBENTS CORPORATION | S | Equity |
| CTVA | Corteva, Inc. | S | Equity |
| CTXR | CITIUS PHARMACEUTICALS INC | S | Equity |
| CUBE | CubeSmart | S | Equity |
| CUBI | Customers Bancorp, Inc Common Stock | S | Equity |
| CULP | Culp, Inc. | S | Equity |
| CURE | Direxion Daily Healthcare Bull 3X ETF | S | ETF |
| CURI | CURIOSITYSTREAM INC | S | Equity |
| CURV | TORRID HOLDINGS INC. | S | Equity |
| CVE | Cenovus Energy Inc. | S | Equity |
| CVGI | Commercial Vehicle Group, Inc. | S | Equity |
| CVI | CVR Energy, Inc. | S | Equity |
| CVLG | Covenant Logistics Group, Inc. | S | Equity |
| CVLT | Commvault Systems Inc | S | Equity |
| CVNA | Carvana Co. | S | Equity |
| CVRX | CVRX, INC. | S | Equity |
| CVS | CVS CAREMARK CORPORATION | S | Equity |
| CVSA | Covista Inc. | S | Equity |
| CVU | CPI AEROSTRUCTURES, INC. | S | Equity |
| CVX | CHEVRON CORPORATION | S | Equity |
| CW | Curtiss-Wright Corporation | S | Equity |
| CWAN | CLEARWATER ANALYTICS HOLDINGS | S | Equity |
| CWB | SPDR Barclays Convertible Secs ETF | S | ETF |
| CWEB | Direxion Shares ETF Trust - Direxion Daily CSI China Internet Ir | S | ETF |
| CWEN | Clearway Energy, Inc. | S | Equity |
| CWH | Camping World Holdings, Inc. | S | Equity |
| CWK | Cushman Wakefield Plc | S | Equity |
| CWST | Casella Waste Systems Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| CWVX | TRADR 2X LONG CRWV DAILY ETF | S | ETF |
| CWVX1 | TRADR 2X LONG CRWV DAILY ETF | S | ETF |
| CX | CEMEX, S.A.B. DE C.V. | S | Equity |
| CXAI | CXApp Inc. | S | Equity |
| CXDO | CREXENDO, INC. | S | Equity |
| CXM | SPRINKLR, INC. | S | Equity |
| CXW | CORRECTIONS CORPORATION OF AMERICA | S | Equity |
| CYD | China Yuchai International Limited | S | Equity |
| CYH | COMMUNITY HEALTH SYSTEMS, INC. | S | Equity |
| CYPH | Cypherpunk Technologies Inc. | S | Equity |
| CYRX | CryoPort, Inc | S | Equity |
| CYTK | CYTOKINETICS, INCORPORATED | S | Equity |
| CZR | Caesars Entertainment Corporation | S | Equity |
| D | DOMINION RESOURCES | S | Equity |
| DAC | DANAOS CORPORATION | S | Equity |
| DAIO | DATA I O CORPORATION | S | Equity |
| DAKT | DAKTRONICS INC. | S | Equity |
| DAL | DELTA AIR LINES INC. | S | Equity |
| DAN | Dana Holding Corporation | S | Equity |
| DAO | YOUDAO INC | S | Equity |
| DAPP | VanEck Digital Transformation ETF | S | ETF |
| DAR | Darling International, Inc. | S | Equity |
| DASH | DoorDash, Inc. | S | Equity |
| DAVA | ENDAVA PLC | S | Equity |
| DAVE | Dave Inc. | S | Equity |
| DB | DEUTSCHE BANK AG | S | Equity |
| DBA | POWERSHARES DB AGRICULTURE | S | ETF |
| DBB | PowerShares DB Base Metals ETF | S | ETF |
| DBC | PoweShares DB Commodity Index Tracking Fund | S | ETF |
| DBI | Designer Brands Inc. | S | Equity |
| DBO | PowerShares  DB Oil Fund | S | ETF |
| DBRG | DigitalBridge Group, Inc. | S | Equity |
| DBX | Dropbox, Inc. | S | Equity |
| DC | DAKOTA GOLD CORP | S | Equity |
| DCGO | DOCGO INC | S | Equity |
| DCH | Dauch Corporation | S | Equity |
| DCI | Donaldson Company, Inc. | S | Equity |
| DCOM | Dime Community Bancshares, Inc. | S | Equity |
| DCTH | DELCATH SYSTEM INC | S | Equity |
| DD | DuPont de Nemours, Inc. | S | Equity |
| DDD | 3D SYSTEMS CORPORATION | S | Equity |
| DDL | DINGDONG LTD. | S | Equity |
| DDM | ProShares Ultra Dow30 | S | ETF |
| DDOG | Datadog Inc | S | Equity |
| DE | DEERE & COMPANY | S | Equity |
| DECK | DECKERS OUTDOOR CORPORATION | S | Equity |
| DEFT | DEFI TECHNOLOGIES, INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| DEI | Douglas Emmett Inc | S | Equity |
| DELL | Dell Technologies, Inc. | S | Equity |
| DEO | DIAGEO PLC | S | Equity |
| DFDV | DeFi Development Corp | S | Equity |
| DFEN | Direxion Daily Aerospace & Defense Bull 3X Shares Direxion D | S | ETF |
| DFH | DREAM FINDERS HOMES, INC. | S | Equity |
| DFTX | Definium Therapeutics, Inc. | S | Equity |
| DG | DOLLAR GENERAL CORPORATION | S | Equity |
| DGNX | DIGINEX LTD | S | Equity |
| DGRO | iShares Core Dividend Growth ETF | S | Equity |
| DGX | QUEST DIAGNOSTICS INC | S | Equity |
| DGXX | DIGI POWER X INC. | S | Equity |
| DH | DEFINITIVE HEALTHCARE CORP. | S | Equity |
| DHC | Diversified Healthcare Trust ( | S | Equity |
| DHI | DR HORTON INC. | S | Equity |
| DHR | DANAHER CORPORATION | S | Equity |
| DHT | DHT Holdings, Inc. | S | Equity |
| DHX | DHI Group, Inc. | S | Equity |
| DIA | SPDR DOW JONES INDUSTRIAL AVERAGE | S | ETF |
| DIBS | 1STDIBS.COM, INC. | S | Equity |
| DIG | ProShares Ultra Oil & Gas | S | ETF |
| DIN | DineEquity, Inc | S | Equity |
| DINO | HF Sinclair Corporation | S | Equity |
| DIOD | Diodes Incorporated | S | Equity |
| DIS | THE WALT DISNEY COMPANY | S | Equity |
| DIVO | AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF | S | ETF |
| DJP | iPath DJ-UBS Commodity Indx Tot Ret ETN | S | ETF |
| DJT | Trump Media & Technology Group Corp. | S | Equity |
| DK | Delek US Holdings, Inc. | S | Equity |
| DKL | Delek Logistics Partners LP | S | Equity |
| DKNG | DraftKings Inc. | S | Equity |
| DKS | DICK'S SPORTING GOODS INC. | S | Equity |
| DLB | DOLBY LABORATORIES, INC. | S | Equity |
| DLHC | DLH HOLDINGS CORP. | S | Equity |
| DLNG | Dynagas LNG Partners LP | S | Equity |
| DLO | DLOCAL, LTD | S | Equity |
| DLR | Digital Realty Trust Inc | S | Equity |
| DLTH | Duluth Holdings Inc. | S | Equity |
| DLTR | DOLLAR TREE, INC. | S | Equity |
| DLX | DELUXE CORPORATION | S | Equity |
| DMAC | DIAMEDICA THERAPEUTICS INC. | S | Equity |
| DMLP | Dorchester Minerals LP | S | Equity |
| DMRC | Digimarc Corporation | S | Equity |
| DNA | Ginkgo Bioworks Holdings, Inc. ( | S | Equity |
| DNLI | Denali Therapeutics Inc | S | Equity |
| DNN | Denison Mines Corp. | S | Equity |
| DNOW | NOW, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| DNTH | DIANTHUS THERAPEUTICS, INC. | S | Equity |
| DNUT | KRISPY KREME, INC | S | Equity |
| DOC | Physicians Realty Trust | S | Equity |
| DOCN | DIGITALOCEAN HOLDINGS, INC. | S | Equity |
| DOCS | DOXIMITY, INC | S | Equity |
| DOCU | Docusign Inc. | S | Equity |
| DOG | ProShares Short Dow30 | S | ETF |
| DOLE | DOLE PLS | S | Equity |
| DOMO | Domo, Inc. | S | Equity |
| DOO | BRP Inc. | S | Equity |
| DOUG | DOUGLAS ELLIMAN INC. | S | Equity |
| DOV | DOVER CORPORATION | S | Equity |
| DOW | Dow Inc. | S | Equity |
| DOX | AMDOCS LTD | S | Equity |
| DPRO | DRAGONFLY INC | S | Equity |
| DPST | Direxion Shares ETF Trust - Direxion Daily Regional Banks Bull | S | ETF |
| DPZ | DOMINO'S PIZZA INC | S | Equity |
| DQ | Daqo New Energy Corp | S | Equity |
| DRAM | Roundhill Memory ETF (DRAM) | S | ETF |
| DRD | DRDGOLD Ltd. | S | Equity |
| DRI | DARDEN RESTAURANTS, INC. | S | Equity |
| DRIP | Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF | S | ETF |
| DRN | Direxion Daily Real Estate Bull 3x ETF | S | ETF |
| DRS | Leonardo DRS, Inc. | S | Equity |
| DRTS | ALPHA TAU MEDICAL LTD. | S | Equity |
| DRV | Direxion Daily Real Estate Bear 3x ETF | S | ETF |
| DRVN | DRIVEN BRANDS HOLDINGS INC | S | Equity |
| DSGX | DESCARTES SYSTEM GROUP INC | S | Equity |
| DSP | VIANT TECHNOLOGY, INC. | S | Equity |
| DSX | DIANA SHIPPING INC | S | Equity |
| DT | Dynatrace Inc | S | Equity |
| DTCX | Datacentrex, Inc. | S | Equity |
| DTE | DTE Energy Company | S | Equity |
| DTM | DT Midstream, Inc. | S | Equity |
| DUK | DUKE ENERGY CORPORATION | S | Equity |
| DUOL | DUOLINGO, INC. | S | Equity |
| DUST1 | Direxion Daily Gold Miners Bear 3X Shares | S | ETF |
| DUST | Direxion Daily Gold Miners Bear 3X Shares | S | ETF |
| DV | DOUBLEVERIFY HOLDINGS INC | S | Equity |
| DVA | DaVita HealthCare Partners Inc. | S | Equity |
| DVN | DEVON ENERGY CORPORATION | S | Equity |
| DVY | ISHARES DJ SELECT DIVIDEND | S | ETF |
| DX | Dynex Capital, Inc. | S | Equity |
| DXC | DXC Technology Company | S | Equity |
| DXCM | DexCom, Inc. | S | Equity |
| DXD | ProShares UltraShort Dow30 (25 Shares) | S | ETF |
| DXJ | WISDOMTREE JAPAN HEDGED EQUITY FUND | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| DXLG | DESTINATION XL GROUP, INC. | S | Equity |
| DXPE | DXP Enterprises, Inc. | S | Equity |
| DY | DYCOM INDUSTRIES INC. | S | Equity |
| DYAI | DYADIC INTERNATIONAL, INC. | S | Equity |
| DYN | DYNE THERAPEUTICS INC | S | Equity |
| DYNC | Dynamix Corporation | S | Equity |
| E | ENI SpA | S | Equity |
| EA | ELECTRONIC ARTS INC. | S | Equity |
| EAF | GrafTech International Ltd. | S | Equity |
| EAT | BRINKER INT'L, INC. | S | Equity |
| EBAY | EBAY INC. | S | Equity |
| EBC | EASTERN BANKSHARES, INC. | S | Equity |
| EBS | Emergent Biosolutions, Inc. | S | Equity |
| EC | Ecopetrol SA | S | Equity |
| ECH | iShares MSCI Chile ETF | S | ETF |
| ECL | ECOLAB INC. | S | Equity |
| ECPG | Encore Capital Group Inc | S | Equity |
| ECVT | Ecovyst Inc. | S | Equity |
| ED | CON EDISON | S | Equity |
| EDC | Direxion Daily Emerging Markets Bull 3X Shares (20 | S | ETF |
| EDIT | Editas Medicine, Inc. | S | Equity |
| EDU | NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP | S | Equity |
| EDV | VANGUARD EXTENDED DURATION TREASURY ETF | S | ETF |
| EDZ | Direxion Daily Emerging Markets Bear 3X Share | S | ETF |
| EE | EXCELERATE ENERGY, INC. | S | Equity |
| EEFT | EURONET WORLDWIDE, INC. | S | Equity |
| EEM | ISHARES MSCI EMERGING MARKETS INDEX | S | ETF |
| EETH | PROSHARES ETHER STRATEGY ETF | S | ETF |
| EEV | ProShares UltraShort MSCI Emerging Mkts | S | ETF |
| EFA | ISHARES MSCI EAFE INDEX | S | ETF |
| EFC | Ellington Financial LLC | S | Equity |
| EFOR | Everforth, Inc. | S | Equity |
| EFV | Ishares Msci Value Index Fund | S | ETF |
| EFX | EQUIFAX INC. | S | Equity |
| EG | Everest Group, Ltd. | S | Equity |
| EGAN | Egain Communications Corp. | S | Equity |
| EGBN | Eagle Bancorp Inc | S | Equity |
| EGHT | 8x8 Inc | S | Equity |
| EGO | ELDORADO GOLD CORPORATION | S | Equity |
| EGY | VAALCO ENERGY INC | S | Equity |
| EH | EHANG HOLDINGS LTD. SPONSORED ADR | S | Equity |
| EHC | Encompass Health Corporation | S | Equity |
| EHTH | eHealth, Inc. | S | Equity |
| EIX | EDISON INTERNATIONAL | S | Equity |
| EL | The Estée Lauder Companies Inc. | S | Equity |
| ELAN | Elanco Animal Health Incorporated | S | Equity |
| ELDN | ELEDON PHARMACEUTICALS, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ELF | e.l.f. Beauty, Inc. | S | Equity |
| ELME | Elme Communities | S | Equity |
| ELS | Equity Lifestyle Properties, Inc. | S | Equity |
| ELTX | Elicio Therapeutics Inc. | S | Equity |
| ELV | Elevance Health, Inc | S | Equity |
| EMB | iShares J.P. Morgan USD Emerging Markets Bond ETF | S | ETF |
| EMBC | EMBECTA CORP. | S | Equity |
| EMBJ | Embraer S.A. | S | Equity |
| EME | EMCOR GROUP INC | S | Equity |
| EMLC | VanEck Vectors J.P. Morgan EM Local Currency Bond ETF | S | ETF |
| EMN | EASTMAN CHEMICAL COMPANY | S | Equity |
| EMPD | EMPERY DIGITAL INC. | S | Equity |
| EMR | EMERSON ELECTRIC COMPANY | S | Equity |
| ENB | Enbridge Inc | S | Equity |
| ENLV | ENLIVEX THERAPEUTICS LTD. | S | Equity |
| ENOV | Enovis Corporation | S | Equity |
| ENPH | Enphase Energy Inc. | S | Equity |
| ENR | Energizer Holdings, Inc. | S | Equity |
| ENS | Enersys | S | Equity |
| ENSG | Ensign Group, Inc. | S | Equity |
| ENTA | Enanta Pharmaceuticals, Inc. | S | Equity |
| ENTG | Entegris, Inc. | S | Equity |
| ENTX | ENTERA BIO LTD. | S | Equity |
| ENVA | Enova International, Inc. | S | Equity |
| ENVX | Enovix Corporation | S | Equity |
| EOG | EOG RESOURCES, INC. | S | Equity |
| EOLS | Evolus, Inc. | S | Equity |
| EOSE | Eos Energy Enterprises, Inc. | S | Equity |
| EPAM | EPAM Systems, Inc. | S | Equity |
| EPC | Edgewell Personal Care Company | S | Equity |
| EPD | ENTERPRISE PRODUCTS PARTNERS L.P. | S | Equity |
| EPI | WisdomTree India Earning Fund | S | ETF |
| EPM | Evolution Petroleum Corporation | S | Equity |
| EPR | EPR Properties | S | Equity |
| EPRT | Essential Properties Realty Trust Inc | S | Equity |
| EPV | ProShares UltraShort FTSE Europe | S | ETF |
| EQ | EQUILLIUM, INC. | S | Equity |
| EQH | AXA Equitable Holdings, Inc. | S | Equity |
| EQIX | EQUINIX, INC. | S | Equity |
| EQNR | Equinor ASA | S | Equity |
| EQPT | EquipmentShare.com Inc | S | Equity |
| EQR | EQUITY RESIDENTIAL | S | Equity |
| EQT | EQT Corporation | S | Equity |
| EQX | Equinox Gold Corp. | S | Equity |
| ERAS | ERASCA, INC. | S | Equity |
| ERIC | Ericsson | S | Equity |
| ERIE | Erie Indemnity Company Cl A | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ERII | Energy Recovery Inc. | S | Equity |
| ERO | ERO COPPER CORP. | S | Equity |
| ERX | DIREXION DAILY ENERGY BULL 3X SHARES | S | ETF |
| ERY | Direxionshares Daily Energy Bear 3X Shares | S | ETF |
| ES | Eversource Energy | S | Equity |
| ESI | Element Solutions Inc. | S | Equity |
| ESLT | ELBIT SYSTEMS LTD. | S | Equity |
| ESPR | Esperion Therapeutics, Inc. | S | Equity |
| ESRT | Empire State Realty Trust, Inc. | S | Equity |
| ESS | Essex Property Trust Inc. | S | Equity |
| ESTA | ESTABLISHMENT LABS HOLDINGS, INC. | S | Equity |
| ESTC | Elastic N.V. | S | Equity |
| ET | Energy Transfer LP | S | Equity |
| ETD | Ethan Allen Interiors Inc. | S | Equity |
| ETH | Grayscale Ethereum Mini Trust ETF | S | ETF |
| ETHA | iShares Ethereum Trust | S | ETF |
| ETHD | PROSHARES ULTRASHORT ETHER ETF | S | ETF |
| ETHD1 | PROSHARES ULTRASHORT ETHER ETF | S | ETF |
| ETHE | Grayscale Ethereum Trust ETF | S | ETF |
| ETHT | PROSHARES ULTRA ETHER ETF | S | ETF |
| ETHU | 2X ETHER ETF | S | ETF |
| ETHW | Bitwise Ethereum ETF | S | ETF |
| ETN | EATON CORPORATION PLC | S | Equity |
| ETON | ETON PHARMACEUTICALS, INC | S | Equity |
| ETOR | eToro Group Ltd. | S | Equity |
| ETR | ENTERGY CORPORATION | S | Equity |
| ETSY | Etsy,Inc. | S | Equity |
| EU | ENCORE ENERGY CORP. | S | Equity |
| EUAD | SELECT STOXX EUROPE AEROSPACE & DEFENSE ETF | S | ETF |
| EUFN | iShares MSCI Europe Financials ETF | S | ETF |
| EUO | PROSHARES ULTRASHORT EURO | S | ETF |
| EVC | Entravision Communications Corporation | S | Equity |
| EVER | EverQuote Inc | S | Equity |
| EVEX | Eve Holding, Inc | S | Equity |
| EVGO | EVgo Inc. | S | Equity |
| EVH | Evolent Health, Inc. | S | Equity |
| EVLV | Evolv Technologies Holdings, Inc. | S | Equity |
| EVR | Evercore Partners Inc. | S | Equity |
| EVRG | Evergy, Inc. | S | Equity |
| EVTL | VERTICAL AEROSPACE LTD. | S | Equity |
| EW | EDWARDS LIFESCIENCES CORP. | S | Equity |
| EWA | ISHARES MSCI AUSTRALIA INDEX | S | ETF |
| EWBC | EAST WEST BANCORP INC | S | Equity |
| EWC | iShares Canada Index ETF | S | ETF |
| EWG | iShares MSCI Germany Index Fund ETF | S | ETF |
| EWH | ISHARES MSCI HONG KONG INDEX | S | ETF |
| EWI | iShares MSCI Italy Index Fund | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| EWJ | ISHARES MSCI JAPAN INDEX | S | ETF |
| EWM | ISHARES MSCI MALAYSIA INDEX ETF | S | ETF |
| EWP | iShares MSCI Spain Capped | S | ETF |
| EWQ | iShares MSCI France | S | ETF |
| EWS | iShares MSCI Singapore | S | ETF |
| EWT | ISHARES TAIWAN INDEX ETF | S | ETF |
| EWTX | EDGEWISE THERAPEUTICS, INC. | S | Equity |
| EWU | iShares MSCI United Kingdom Index ETF | S | ETF |
| EWW | ISHARES MSCI MEXICO CAPPED ETF | S | ETF |
| EWY | ISHARES MSCI SOUTH KOREA CAPPED INDEX | S | ETF |
| EWZ | ISHARES MSCI BRAZIL CAPPED INDEX | S | ETF |
| EXC | EXELON CORPORATION | S | Equity |
| EXE | Expand Energy Corporation | S | Equity |
| EXEL | EXELIXIS, INC. | S | Equity |
| EXFY | EXPENSIFY, INC. | S | Equity |
| EXK | Endeavour Silver Corp. | S | Equity |
| EXLS | ExlService Holdings, Inc. | S | Equity |
| EXP | EAGLE MATERIALS INC. | S | Equity |
| EXPD | EXPEDITORS INTERNATIONAL | S | Equity |
| EXPE | EXPEDIA INC. | S | Equity |
| EXR | Extra Space Storage Inc. | S | Equity |
| EXTR | EXTREME METWORKS, INC. | S | Equity |
| EYE | National Vision Holdings, Inc. | S | Equity |
| EYPT | EyePoint Pharmaceuticals, Inc. | S | Equity |
| EZA | iShares MSCI South Africa Index | S | ETF |
| EZPW | EZCORP, INC | S | Equity |
| EZU | iShares MSCI Eurozone | S | ETF |
| F | FORD MOTOR COMPANY | S | Equity |
| FAF | First American Financial Corporation | S | Equity |
| FAN | FIRST TRUST GLOBAL WIND ENERGY ETF | S | ETF |
| FANG | DIAMONDBACK ENERGY, INC. | S | Equity |
| FAS | DIREXION DAILY FINANCIAL BULL 3X SHARES | S | ETF |
| FAST | FASTENAL COMPANY | S | Equity |
| FATE | Fate Therapeutics, Inc. | S | Equity |
| FAZ | DIREXION DAILY FINANCIAL BEAR 3X SHARES | S | ETF |
| FBIN | Fortune Brands Innovations, Inc. | S | Equity |
| FBIO | FORTRESS BIOTECH, INC. | S | Equity |
| FBL | GraniteShares ETF Trust 2x Long META Daily ETF | S | ETF |
| FBTC | Fidelity Wise Origin Bitcoin Fund | S | ETF |
| FC | Franklin Covey Co. | S | Equity |
| FCEL | FUELCELL ENERGY, INC. | S | Equity |
| FCFS | FirstCash Holdings, Inc. | S | Equity |
| FCG | First Trust ISE-Revere Natural Gas ETF | S | ETF |
| FCN | FTI CONSULTING, INC. | S | Equity |
| FCNCA | FIRST CITIZENS BANCSHARES, INC. | S | Equity |
| FCX | FREEPORT-MCMORAN COPPER & GOLD INC. | S | Equity |
| FDMT | 4D MOLECULAR THERAPEUTICS, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| FDN | First Trust Dow Jones Internet ETF | S | ETF |
| FDP | Fresh Del Monte Produce Inc. | S | Equity |
| FDS | FACTSET RESEARCH SYSTEMS | S | Equity |
| FDUS | Fidus Investment Corporation | S | Equity |
| FDX | FEDEX CORPORATION | S | Equity |
| FDX1 | FEDEX CORPORATION | S | Equity |
| FDX1 | | S | Equity |
| FE | FIRSTENERGY CORP. | S | Equity |
| FENY | Fidelity MSCI Energy Index ETF | S | ETF |
| FER | Ferrovial SE | S | Equity |
| FERG | FERGUSON PLC | S | Equity |
| FETH | Fidelity Ethereum Fund | S | ETF |
| FEZ | SPDR EURO STOXX 50 ETF | S | ETF |
| FF | FutureFuel Corp | S | Equity |
| FFAI | Faraday Future Intelligent Electric Inc. | S | Equity |
| FFIV | F5 NETWORKS, INC. | S | Equity |
| FHN | FIRST HORIZON NATIONAL CORPORATION | S | Equity |
| FICO | FAIR ISAAC CORPORATION | S | Equity |
| FIG | Figma, Inc. | S | Equity |
| FIGR | Figure Technology Solutions, Inc. | S | Equity |
| FIGS | FIGS, INC. | S | Equity |
| FINV | FinVolution Group | S | Equity |
| FINX | GLOBAL X FINTECH ETF | S | ETF |
| FIP | FTAI INFRASTRUCTURE INC. | S | Equity |
| FIS | Fidelity National Information Services, Inc. | S | Equity |
| FISV | Fiserv, Inc. | S | Equity |
| FITB | FIFTH THIRD BANCORP | S | Equity |
| FIVE | Five Below Inc | S | Equity |
| FIVN | Five9, Inc. | S | Equity |
| FIX | Comfort Systems USA Inc. | S | Equity |
| FIZZ | National Beverage Corp | S | Equity |
| FJET | STARFIGHTERS SPACE, INC. | S | Equity |
| FKWL | FRANKLIN WIRELESS CORP. | S | Equity |
| FLD | FOLD HOLDINGS, INC. CLASS A COMMON STOCK | S | Equity |
| FLEX | Flex Ltd. | S | Equity |
| FLG | Flagstar Financial, Inc. | S | Equity |
| FLGT | Fulgent Genetics, Inc. | S | Equity |
| FLL | FULL HOUSE RESORTS, INC. | S | Equity |
| FLNA | Filana Therapeutics, Inc | S | Equity |
| FLNC | FLUENCE ENERGY, INC. | S | Equity |
| FLNG | FLEX LNG LTD | S | Equity |
| FLO | FLOWERS FOODS, INC. | S | Equity |
| FLR | FLUOR CORPORATION | S | Equity |
| FLS | Flowserve Corp. | S | Equity |
| FLUT | FLUTTER ENTERTAINMENT PLC | S | Equity |
| FLUX | FLUX POWER HOLDINGS, INC | S | Equity |
| FLWS | 1-800-Flowers.com Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| FLY | Firefly Aerospace Inc | S | Equity |
| FLYW | FLYWIRE CORPORATION | S | Equity |
| FMC | FMC CORPORATION | S | Equity |
| FMNB | Farmers National Banc Corp. | S | Equity |
| FMS | Fresenius Medical Care AG & Co KGaA | S | Equity |
| FMX | Fomento Economico Mexicano, S.A.B. de C.V. | S | Equity |
| FN | Fabrinet | S | Equity |
| FNB | F N B Corp. PA | S | Equity |
| FND | Floor & Decor Holdings, Inc. | S | Equity |
| FNF | FIDELITY NATIONAL FINANCIAL | S | Equity |
| FNGR | FINGERMOTION INC | S | Equity |
| FNGS | MicroSectors FANG+ ETN | S | ETF |
| FNKO | Funko, Inc. | S | Equity |
| FNV | Franco-Nevada Corporation | S | Equity |
| FOA | Finance of America Companies Inc. | S | Equity |
| EDAP | FocalTherics | S | Equity |
| FOCL | FocalTherics | S | Equity |
| FOR | Forestar Group Inc. | S | Equity |
| FORM | FormFactor Inc. | S | Equity |
| FOSL | FOSSIL, INC. | S | Equity |
| FOUR | Shift4 Payments, Inc. | S | Equity |
| FOX | FOX CORPCL B COM | S | Equity |
| FOXA | (New) Fox Corporation Class A | S | Equity |
| FOXF | Fox Factory Holding Corp. | S | Equity |
| FPE | First Trust Preferred Securities and Income ETF | S | ETF |
| FPH | FIVE POINT HOLDINGS LLC | S | Equity |
| FPI | Farmland Partners Inc. | S | Equity |
| FPS | Forgent Power Solutions, Inc. | S | Equity |
| FRHC | FREEDOM HOLDING CORP. | S | Equity |
| FRMI | Fermi Inc | S | Equity |
| FRMM | Forum Markets, Incorporated | S | Equity |
| FRMM1 | Forum Markets, Incorporated | S | Equity |
| FRO | FRONTLINE LIMITED | S | Equity |
| FROG | JFROG LTD. | S | Equity |
| FRPT | Freshpet, Inc. | S | Equity |
| FRSH | FRESHWORKS INC | S | Equity |
| FRT | Federal Realty Investment Trust | S | Equity |
| FRVO | Fervo Energy Company | S | Equity |
| FSK | FS KKR Capital Corp. | S | Equity |
| FSLR | FIRST SOLAR, INC. | S | Equity |
| FSLY | Fastly, Inc. | S | Equity |
| FSM | Fortuna Silver Mines Inc. | S | Equity |
| FSP | Franklin Street Properties Corporation | S | Equity |
| FSS | FEDERAL SIGNAL CORP | S | Equity |
| FTAI | Fortress Transportation and Infrastructure Investors LLC | S | Equity |
| FTCI | FTC SOLAR, INC. | S | Equity |
| FTDR | frontdoor, inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| FTEK | Fuel Tech inc. | S | Equity |
| FTHM | FATHOM HOLDINGS INC. | S | Equity |
| FTI | FMC TECHNOLOGIES, INC. | S | Equity |
| FTK | Flotek Industries Inc | S | Equity |
| FTNT | FORTINET INC. | S | Equity |
| FTRE | FORTREA HOLDINGS INC. | S | Equity |
| FTS | Fortis Inc. | S | Equity |
| FTV | Fortive Corporation | S | Equity |
| FUBO | FUBOTV INC. | S | Equity |
| FUBO1 | FUBOTV INC. | S | Equity |
| FUL | FULLER (H.B.) CO | S | Equity |
| FULC | FULCRUM THERAPEUTICS, INC. | S | Equity |
| FULT | Fulton Financial Corporation | S | Equity |
| FUN | Six Flags Entertainment Corporation | S | Equity |
| FUTU | Futu Holdings Limited | S | Equity |
| FVRR | Fiverr International Ltd. | S | Equity |
| FWDI | Forward Industries, Inc. | S | Equity |
| FWONK | Liberty Media Corporation Series C Liberty Formula One | S | Equity |
| FWRD | Forward Air Corporation | S | Equity |
| FWRG | FIRST WATCH RESTAURANT GROUP | S | Equity |
| FXB | CurrencyShares British Pound Sterling Trust | S | ETF |
| FXC | CurrencyShares Canadian Dollar Trust | S | ETF |
| FXE | CURRENCYSHARES EURO TRUST | S | ETF |
| FXF | CurrencyShares Swiss Franc ETF | S | ETF |
| FXI | ISHARES FTSE CHINA 25 INDEX FUND | S | ETF |
| FXP | ProShares UltraShort FTSE China 50 | S | ETF |
| FXY | CURRENCYSHARES JAPANESE YEN TRUST | S | ETF |
| G | GENPACT LIMITED | S | Equity |
| GAIN | Gladstone Investment Corporation | S | Equity |
| GALT | GALECTIN THERAPEUTICS, INC. | S | Equity |
| GAMB | GAMBLING.COM GROUP LTD | S | Equity |
| GANX | GAIN THERAPEUTICS, INC. | S | Equity |
| GAP | Gap, Inc | S | Equity |
| GASS | StealthGas Inc | S | Equity |
| GAU | Galiano Gold Inc. | S | Equity |
| GBDC | Golub Capital BDC, Inc. | S | Equity |
| GBTC | Grayscale Bitcoin Trust ETF | S | ETF |
| GBX | THE GREENBRIER COMPANIES, INC. | S | Equity |
| GCMG | GCM GROSVENOR INC. | S | Equity |
| GCO | Genesco Inc. | S | Equity |
| GCT | GIGACLOUD TECHNOLOGY, INC. CLASS A | S | Equity |
| GD | GENERAL DYNAMICS CORPORATION | S | Equity |
| GDDY | GoDaddy Inc. | S | Equity |
| GDOT | Green Dot Corporation | S | Equity |
| GDRX | GOODRX HOLDINGS INC | S | Equity |
| GDS | GDS Holdings Limited | S | Equity |
| GDX | MARKET VECTORS GOLD MINERS ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| GDXJ | VANECK VECTORS JUNIOR GOLD MINERS ETF | S | ETF |
| GDXY | YIELDMAX GOLD MINERS OPTION INCOME STRATEGY ETF | S | ETF |
| GDYN | GRID DYNAMICS HOLDINGS, INC. | S | Equity |
| GE | GE Aerospace | S | Equity |
| GEF | Greif, Inc. | S | Equity |
| GEHC | GE HEALTHCARE TECHNOLOGIES INC. | S | Equity |
| GEL | Genesis Energy L.P. | S | Equity |
| GEMI | GEMINI SPACE STATION, INC. | S | Equity |
| GEN | Gen Digital Inc. | S | Equity |
| GENI | Genius Sports Limited | S | Equity |
| GEO | GEO Group Inc (The) | S | Equity |
| GEOS | GEOSPACE TECHNOLOGIES CORPORATION | S | Equity |
| GERN | GERON CORPORATION | S | Equity |
| GETY | Getty Images Holdings, Inc. | S | Equity |
| GEV | GE VERNOVA INC. | S | Equity |
| GEVO | GEVO, INC. | S | Equity |
| GFI | GOLD FIELDS LTD. | S | Equity |
| GFI1 | GOLD FIELDS LTD. | S | Equity |
| GFL | GFL Environmental Inc. | S | Equity |
| GFS | GLOBALFOUNDRIES INC. | S | Equity |
| GGAL | GRUPO FINANCIERO GALICIA S.A. | S | Equity |
| GGB | GERDAU S.A. (ADR) | S | Equity |
| GGG | GRACO, INC. | S | Equity |
| GGLL | Direxion Daily GOOGL Bull 2X Shares | S | ETF |
| GGR | GOGORO INC. | S | Equity |
| GGRP | The Glimpse Group, Inc. | S | Equity |
| GH | Guardant Health, Inc. | S | Equity |
| GHRS | GH RESEARCH PLC | S | Equity |
| GIB | CGI Group Inc. | S | Equity |
| GIII | G-III Apparel Group Ltd | S | Equity |
| GIL | Gildan Activewear Inc | S | Equity |
| GILD | GILEAD SCIENCES INC. | S | Equity |
| GILT | Gilat Satellite Networks Ltd. | S | Equity |
| GIS | GENERAL MILLS, INC. | S | Equity |
| GKOS | Glaukos Corporation | S | Equity |
| GL | Globe Life Inc. | S | Equity |
| GLAD | Gladstone Capital Corporation | S | Equity |
| GLBE | GLOBAL ONLINE LTD | S | Equity |
| GLBS | GLOBUS MARITIME LIMITED | S | Equity |
| GLD | SPDR GOLD TRUST | S | ETF |
| GLL | ProShares UltraShort Gold | S | ETF |
| GLNG | Golar LNG ltd | S | Equity |
| GLNK | GRAYSCALE CHAINLINK TRUST ETF | S | ETF |
| GLOB | Globant S.A. | S | Equity |
| GLP | Global Partners LP | S | Equity |
| GLPI | Gaming and Leisure Properties Inc | S | Equity |
| GLRE | Greenlight Capital Re, Ltd. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| **Symbol** | **Company Name** | **List Exch** | **Inst Type** |
| GLUE | MONTE ROSA THERAPEUTICS, INC. | S | Equity |
| GLW | CORNING INC. | S | Equity |
| GLXY | GALAXY DIGITAL INC | S | Equity |
| GM | GENERAL MOTORS COMPANY | S | Equity |
| GMAB | Genmab A/S | S | Equity |
| GME1 | GAMESTOP CORPORATION | S | Equity |
| GME | GAMESTOP CORPORATION | S | Equity |
| GMED | GLOBUS MEDICAL, INC. | S | Equity |
| GMEU | T-REX 2X GME DAILY TARGET ETF | S | ETF |
| GME1 | | S | Equity |
| GNK | GENCO SHIPPING & TRADING LTD | S | Equity |
| GNL | Global Net Lease, Inc. | S | Equity |
| GNRC | Generac Holdings Inc | S | Equity |
| GNSS | Genasys Inc. | S | Equity |
| GNTX | GENTEX CORP. | S | Equity |
| GNW | GENWORTH FINANCIAL INC. | S | Equity |
| GO | Grocery Outlet Holding Corp | S | Equity |
| GOGO | GOGO, INC. | S | Equity |
| GOLD | Gold.com, Inc. | S | Equity |
| GOLF | Acushnet Holdings Corp. | S | Equity |
| GOOD | Gladstone Commercial Corporation | S | Equity |
| GOOG | Alphabet Inc. Class C | S | Equity |
| GOOGL | Alphabet Inc. Class A | S | Equity |
| GOOS | Canada Goose Holdings Inc. | S | Equity |
| GORO | Gold Resource Corporation | S | Equity |
| GOSS | Gossamer Bio Inc | S | Equity |
| GOTU | GSX Techedu Inc. | S | Equity |
| GPC | GENUINE PARTS | S | Equity |
| GPCR | STRUCTURE THERAPEUTIC INC | S | Equity |
| GPGI | GPGI, Inc. | S | Equity |
| GPI | GROUP 1 AUTOMOTIVE INC. | S | Equity |
| GPIQ | Goldman Sachs Nasdaq-100 Premium Income ETF | S | ETF |
| GPK | Graphic Packaging Holding Company | S | Equity |
| GPMT | Granite Point Mortage Trust Inc. | S | Equity |
| GPN | GLOBAL PAYMENTS INC. | S | Equity |
| GPRE | Green Plains Renewable Energy, Inc. | S | Equity |
| GPRK | Geopark Ltd | S | Equity |
| GPRO | GOPRO, INC. | S | Equity |
| GRAB | Grab Holdings Limited | S | Equity |
| GRAL | GRAIL INC | S | Equity |
| GRBK | Green Brick Partners, Inc. | S | Equity |
| GRCE | GRACE THERAPEUTICS, INC. | S | Equity |
| GREK | Global X MSCI Greece ETF | S | ETF |
| GRFS | Grifols SA | S | Equity |
| GRMN | GARMIN LTD. | S | Equity |
| GRND | GRINDR INC COM | S | Equity |
| GRNY | FUNDSTRAT GRANNY SHOTS US LARGE CAP ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| GROV | GROVE COLLABORATIVE HOLDINGS, INC. | S | Equity |
| GROY | GOLD ROYALTY CORP. | S | Equity |
| GRPN | GROUPON, INC. | S | Equity |
| GRRR | GORILLA TECHNOLOGY GROUP INC. | S | Equity |
| GRWG | GrowGeneration Corp. | S | Equity |
| GS | THE GOLDMAN SACHS GROUP, INC. | S | Equity |
| GSAT | Globalstar, Inc | S | Equity |
| GSAT1 | Globalstar, Inc | S | Equity |
| GSBD | GOLDMAN SACHS BDC, INC | S | Equity |
| GSG | iShares S&P GSCI Commodity Indexed Trust | S | ETF |
| GSHD | Goosehead Insurance, Inc | S | Equity |
| GSIT | GSI TECHNOLOGY | S | Equity |
| GSK | GLAXOSMITHKLINE PLC | S | Equity |
| GSL | GLOBAL SHIP LEASE, INC. | S | Equity |
| GSM | Globe Specialty Metals Inc | S | Equity |
| GT | GOODYEAR TIRE & RUBBER COMPANY | S | Equity |
| GTE | Gran Tierra Energy Inc. | S | Equity |
| GTES | Gates Industrial Corporation plc | S | Equity |
| GTIM | Good Times Restaurants Inc. | S | Equity |
| GTLB | GITLAB INC | S | Equity |
| GTLS | Chart Industries Inc | S | Equity |
| GTM | ZoomInfo Technologies Inc. | S | Equity |
| GTN | Gray Television, Inc. | S | Equity |
| GTX | Garrett Motion Inc. | S | Equity |
| GTY | Getty Realty Corp. | S | Equity |
| GUSH | Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF | S | ETF |
| GVA | Granite Construction Incorporated | S | Equity |
| GWRE | Guidewire Software, Inc. | S | Equity |
| GWRS | GLOBAL WATER RESOURCES, INC. | S | Equity |
| GWW | GRAINGER, W.W. INC. | S | Equity |
| GXO | GXO LOGISTICS INC | S | Equity |
| H | Hyatt Hotels Corporation | S | Equity |
| HACK | PureFunds ISE Cyber Security ETF | S | ETF |
| HAE | Haemonetics Corporation | S | Equity |
| HAFN | HAFNIA LIMITED | S | Equity |
| HAIN | THE HAIN CELESTIAL GROUP, INC. | S | Equity |
| HAL | HALLIBURTON COMPANY | S | Equity |
| HALO | Halozyme Therapeutics Inc. | S | Equity |
| HAS | HASBRO INC. | S | Equity |
| HASI | Hannon Armstrong Sustainable Infrastructure Capital, Inc. | S | Equity |
| HAYW | HAYWARD HOLDINGS INC | S | Equity |
| HBAN | HUNTINGTON BANCSHARES INCORPORATED | S | Equity |
| HBM | HudBay Minerals, Inc. | S | Equity |
| HCA | HCA HOLDINGS, INC. | S | Equity |
| HCAT | Health Catalyst, Inc. | S | Equity |
| HCC | Warrior Met Coal, Inc. | S | Equity |
| HCM | HUTCHMED (China) Limited | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| **Symbol** | **Company Name** | **List Exch** | **Inst Type** |
| HCSG | Healthcare Services Group, Inc. | S | Equity |
| HD | THE HOME DEPOT, INC. | S | Equity |
| HDB | HDFC BANK LTD | S | Equity |
| HDGE | AdvisorShares Ranger Equity Bear ETF | S | ETF |
| HDSN | Hudson Technologies, Inc. | S | Equity |
| HDV | iShares High Dividend Equity Fund | S | ETF |
| HE | Hawaiian Electric Industries Inc. | S | Equity |
| HEI | HEICO Corporation | S | Equity |
| HELE | HELEN OF TROY LTD | S | Equity |
| HELP | Cybin Inc. | S | Equity |
| HEPS | D Market Elektronik Hizmetler ve Ticaret A. S. | S | Equity |
| HESM | Hess Midstream LP | S | Equity |
| HFFG | HF FOODS GROUP, INC. | S | Equity |
| HG | Hamilton Insurance Group, Ltd. | S | Equity |
| HGTY | HAGERTY INC | S | Equity |
| HGV | Hilton Grand Vacations Inc. | S | Equity |
| HHH | Howard Hughes Holdings Inc. | S | Equity |
| HIBS | DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES | S | ETF |
| HIG | THE HARTFORD FINANCIAL SERVICES GROUP, INC. | S | Equity |
| HII | Huntington Ingalls Industries, Inc. | S | Equity |
| HIMS | Hims & Hers Health, Inc. | S | Equity |
| HIMX | Himax Technologies, Inc. | S | Equity |
| HIMZ | DEFIANCE DAILY TARGET 2X LONG HIMS ETF | S | ETF |
| HIMZ1 | DEFIANCE DAILY TARGET 2X LONG HIMS ETF | S | ETF |
| HIPO | Hippo Holdings Inc. | S | Equity |
| HITI | HIGH TIDE, INC. | S | Equity |
| HIVE | HIVE BLOCKCHAIN TECHNOLOGIES LTD. | S | Equity |
| HIW | HIGHWOODS PROPERTIES, INC. | S | Equity |
| HL | HECLA MINING COMPANY | S | Equity |
| HLF | HERBALIFE LTD. | S | Equity |
| HLIT | Harmonic Inc | S | Equity |
| HLLY | HOLLEY INC. | S | Equity |
| HLN | HALEON PLC | S | Equity |
| HLNE | Hamilton Lane, Inc. | S | Equity |
| HLT | HILTON WORLDWIDE HOLDINGS INC. | S | Equity |
| HLX | HELIX ENERGY SOLUTIONS GROUP INC | S | Equity |
| HMC | HONDA MOTOR COMPANY LTD | S | Equity |
| HMY | HARMONY GOLD MINING COMPANY LIMITED | S | Equity |
| HNGE | HINGE HEALTH, INC. | S | Equity |
| HNRG | HALLADOR ENERGY CO | S | Equity |
| HNST | THE HONEST COMPANY, INC | S | Equity |
| HODL | VanEck Bitcoin ETF | S | ETF |
| HOG | HARLEY-DAVIDSON, INC. | S | Equity |
| HOMB | Home Bancshares, Inc. | S | Equity |
| HON | HONEYWELL INTERNATIONAL INC. | S | Equity |
| HOOD | Robinhood Markets, Inc. | S | Equity |
| HOOG | Leverage Shares 2X Long HOOD Daily ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| HOOW | ROUNDHILL HOOD WEEKLYPAY ETF | S | ETF |
| HOWL | WEREWOLF THERAPEUTICS, INC. | S | Equity |
| HP | HELMERICH & PAYNE INC | S | Equity |
| HPE | Hewlett Packard Enterprise Company | S | Equity |
| HPK | HIGHPEAK ENERGY INC | S | Equity |
| HPP | Hudson Pacific Properties Inc. | S | Equity |
| HPP1 | Hudson Pacific Properties Inc. | S | Equity |
| HPQ | HP Inc. | S | Equity |
| HQY | HealthEquity, Inc. | S | Equity |
| HR | Healthcare Realty Trust Incorporated | S | Equity |
| HRB | H&R BLOCK, INC. | S | Equity |
| HRI | Herc Holdings Inc. | S | Equity |
| HRL | HORMEL FOODS CORPORATION | S | Equity |
| HRMY | HARMONY BIOSCIENCES HOLDINGS IN | S | Equity |
| HROW | Harrow Health Inc | S | Equity |
| HRTG | Heritage Insurance Holdings, Inc. | S | Equity |
| HRTX | Heron Therapeutics, Inc. | S | Equity |
| HRZN | Horizon Technology Finance Corp | S | Equity |
| HSAI | HESAI GROUP | S | Equity |
| HSBC | HSBC HOLDINGS PLC | S | Equity |
| HSDT | Solana Company | S | Equity |
| HSIC | Henry Schein, Inc. | S | Equity |
| HST | Host Hotels & Resorts | S | Equity |
| HSY | HERSHEY CO THE | S | Equity |
| HTGC | Hercules Capital, Inc. | S | Equity |
| HTHT | China Lodging Group, Limited | S | Equity |
| HTLD | HEARTLAND EXPRESS, INC. | S | Equity |
| HTT | High Templar Tech Limited | S | Equity |
| HTZ | Hertz Global Holdings, Inc. | S | Equity |
| HUBB | Hubbell Incorporated | S | Equity |
| HUBS | HubSpot, Inc. | S | Equity |
| HUM | HUMANA INC. | S | Equity |
| HUMA | Humacyte, Inc. | S | Equity |
| HUN | HUNTSMAN CORPORATION | S | Equity |
| HURN | Huron Consulting Group, Inc. | S | Equity |
| HUT | HUT 8 MINING CORP | S | Equity |
| HUYA | HUYA Inc. | S | Equity |
| HVT | Haverty Furniture Companies, Inc | S | Equity |
| HWM | Howmet Aerospace Inc | S | Equity |
| HXL | HEXCEL CORPORATION | S | Equity |
| HYD | Market Vectors High Yield Municipal Index ETF | S | ETF |
| HYFT | MindWalk Holdings Corporation | S | Equity |
| HYG | ISHARES IBOXX $ HIGH YIELD CORPORATE BOND | S | ETF |
| HYLN | Hyliion Holdings Corporation | S | Equity |
| HYMB | SPDR Nuveen Bloomberg High Yield Municipal Bond ETF | S | ETF |
| HYMC | HYCROFT MINING HOLDING | S | Equity |
| HYPR | HYPERFINE INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| HZO | MARINEMAX , INC. | S | Equity |
| IAG | IAMGOLD CORPORATION | S | Equity |
| IAI | iShares U.S. Broker-Dealers & Sec. Exchanges ETF | S | ETF |
| IART | Integra LifeSciences Holdings Corporation | S | Equity |
| IAT | iShares US Regional Banks | S | ETF |
| IAU | iShares Gold Trust | S | ETF |
| IBB | ISHARES NASDAQ BIOTECHNOLOGY | S | ETF |
| IBIT | iShares Bitcoin Trust | S | ETF |
| IBKR | Interactive Brokers Group Inc | S | Equity |
| IBM | INTERNATIONAL BUSINESS MACHINES CORPORATION | S | Equity |
| IBN | ICICI BANK LIMITED | S | Equity |
| IBP | Installed Building Products, Inc. | S | Equity |
| IBRX | ImmunityBio, Inc. | S | Equity |
| IBTA | IBOTTA, INC. | S | Equity |
| ICE | Intercontinental Exchange Inc | S | Equity |
| ICHR | Ichor Holdings, Ltd. | S | Equity |
| ICL | ICL GROUP LTD.ICL GROUP LTD. | S | Equity |
| ICLN | iShares Global Clean Energy ETF | S | ETF |
| ICLR | ICON Public Limited Company | S | Equity |
| ICUI | ICU MEDICAL, INC. | S | Equity |
| IDCC | INTERDIGITAL, INC. | S | Equity |
| IDN | Intellicheck, Inc. | S | Equity |
| IDR | IDAHO STRATEGIC RESOURCES INC | S | Equity |
| IDT | IDT Corporation | S | Equity |
| IDV | iShares International Select Dividend ETF | S | ETF |
| IDXX | IDEXX Laboratories, Inc. | S | Equity |
| IDYA | IDEAYA BIOSCIENCES, INC. | S | Equity |
| IE | IVANHOE ELECTRIC INC. | S | Equity |
| IEF | iShares 7 -10 Year Treasury Bond ETF | S | ETF |
| IEFA | iShares Core MSCI EAFE ETF | S | ETF |
| IEI | iShares 3-7 Year Treasury Bond ETF | S | ETF |
| IEMG | iShares Core MSCI Emerging Markets | S | ETF |
| IEO | iShares U.S. Oil&Gas Explor&Prodtn | S | ETF |
| IEP | ICAHN ENTERPRISES, L.P. | S | Equity |
| IESC | IES HOLDINGS, INC. | S | Equity |
| IEV | iShares Europe | S | ETF |
| IEX | IDEX Corporation | S | Equity |
| IEZ | iShares U.S. Oil Equipment&Services | S | ETF |
| IFF | International Flavors & Fragrances Inc. | S | Equity |
| IFRX | InflaRx N.V. | S | Equity |
| IGC | IGC Pharma, Inc. | S | Equity |
| IGIB | iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF | S | ETF |
| IGM | iShares Expanded Tech Sector ETF | S | ETF |
| IGV | Tech-Software Sector ETF | S | ETF |
| IHF | iShares DJ US Healthcare Providers Index Fund | S | ETF |
| IHI | iShares U.S. Medical Devices ETF | S | ETF |
| IHRT | iHeartMedia Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| IHS | IHS HOLDING LTD. | S | Equity |
| IIIN | INSTEEL INDUSTRIES INC | S | Equity |
| IIIV | I3 VERTICALS INC | S | Equity |
| IIPR | Innovative Industrial Properties, Inc. | S | Equity |
| IJH | iShares Core S&P Mid-Cap ETF | S | ETF |
| IJR | iShares Core S&P Small-Cap ETF | S | ETF |
| IJS | iShares S&P Small-Cap 600 Value | S | ETF |
| ILF | iShares Latin America 40 | S | ETF |
| ILMN | ILLUMINA INC. | S | Equity |
| ILPT | INDUSTRIAL LOGISTICS PROPERTIES TRUST | S | Equity |
| IMAX | IMAX CORPORATION | S | Equity |
| IMCR | IMMUNOCORE HOLDINGS PLC | S | Equity |
| IMMP | IMMUTEP LTD | S | Equity |
| IMMR | IMMERSION CORP | S | Equity |
| IMMX | IMMIX BIOPHARMA, INC. | S | Equity |
| IMNM | IMMUNOME, INC | S | Equity |
| IMO | IMPERIAL OIL LTD. | S | Equity |
| IMPP | IMPERIAL PETROLEUM INC. | S | Equity |
| IMRX | IMMUNEERING CORPORATION | S | Equity |
| IMSR | Terrestrial Energy Inc. | S | Equity |
| IMTX | IMMATICS N.V. | S | Equity |
| IMUX | Immunic, Inc | S | Equity |
| IMVT | IMMUNOVANT INC | S | Equity |
| IMXI | INTERNATIONAL MONEY EXPRESS, INC. | S | Equity |
| INBX | INHIBRX BIOSCIENCES, INC. | S | Equity |
| INCY | INCYTE GENOMICS INC | S | Equity |
| INDA | iShares MSCI India | S | ETF |
| INDI | indie Semiconductor, Inc | S | Equity |
| INDL | Direxion Daily India Bull 3x ETF | S | ETF |
| INDV | INDIVIOR PLC | S | Equity |
| CCCX | Infleqtion, Inc. | S | Equity |
| INFQ | Infleqtion, Inc. | S | Equity |
| INFY | INFOSYS LTD. | S | Equity |
| ING | ING GROEP N.V. | S | Equity |
| INGM | Ingram Micro Holding Corporation | S | Equity |
| INGN | Inogen, Inc. | S | Equity |
| INGR | Ingredion Incorporated | S | Equity |
| INMB | IMMUNE BIO INC | S | Equity |
| INMD | InMode Ltd. | S | Equity |
| INN | Summit Hotel Properties, Inc. | S | Equity |
| INNV | INNOVAGE HOLDING CORP | S | Equity |
| INO | INOVIO PHARMACEUTICALS, INC. | S | Equity |
| INOD | Innodata Inc | S | Equity |
| INSE | INSPIRED ENTERTAINMENT, INC. | S | Equity |
| INSG | Inseego Corporation | S | Equity |
| INSM | Insmed, Inc. | S | Equity |
| INSP | Inspire Medical Systems Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| **Symbol** | **Company Name** | **List Exch** | **Inst Type** |
| INSW | International Seaways, Inc | S | Equity |
| INTA | Intapp, Inc. | S | Equity |
| INTC | INTEL CORPORATION | S | Equity |
| INTR | INTER & CO., INC. | S | Equity |
| INTT | INTEST CORPORATION | S | Equity |
| INTU | INTUIT CORP | S | Equity |
| INTW | GRANITESHARES 2X LONG INTC DAILY ETF | S | ETF |
| INV | INNVENTURE, INC. | S | Equity |
| INVA | Innoviva, Inc. | S | Equity |
| INVE | Identiv Inc. | S | Equity |
| INVH | Invitation Homes Inc. | S | Equity |
| INVX | Innovex International, Inc. | S | Equity |
| INVZ | Innoviz Technologies Ltd. | S | Equity |
| IONQ | IonQ, Inc | S | Equity |
| IONS | Ionis Pharmaceuticals, Inc. | S | Equity |
| IONX | Defiance Daily Target 2X Long IONQ ETF | S | ETF |
| IOT | SAMSARA, INC. | S | Equity |
| IOVA | Iovance Biotherapeutics, Inc. | S | Equity |
| IP | INTERNATIONAL PAPER COMPANY | S | Equity |
| IPGP | IPG Photonics Corp | S | Equity |
| IPI | Intrepid Potash, Inc. | S | Equity |
| IPO | Renaissance IPO ETF | S | ETF |
| IPSC | CENTURY THERAPEUTICS, INC. | S | Equity |
| IQ | iQIYI, Inc. | S | Equity |
| IQV | IQVIA Holdings Inc. | S | Equity |
| IR | INGERSOLL-RAND PLC | S | Equity |
| IRD | Opus Genetics, Inc. | S | Equity |
| IRDM | Iridium Communications Inc. | S | Equity |
| IRE | DEFIANCE DAILY TARGET 2X LONG IREN ETF | S | ETF |
| IRE1 | DEFIANCE DAILY TARGET 2X LONG IREN ETF | S | ETF |
| IREN | Iris Energy Limited | S | Equity |
| IREX | TRADR 2X LONG IREN DAILY | S | ETF |
| IREZ | TRADR 2X SHORT IREN DAILY ETF | S | ETF |
| IRM | IRON MOUNTAIN INC. (elec div) | S | Equity |
| IRON | DISC MEDICINE, INC. | S | Equity |
| IRT | Independence Realty Trust, Inc. | S | Equity |
| IRTC | iRhythm Technologies, Inc | S | Equity |
| IRWD | Ironwood Pharmaceuticals Inc | S | Equity |
| ISPR | ISPIRE TECHNOLOGY, INC. | S | Equity |
| ISRG | INTUITIVE SURGICAL, INC. | S | Equity |
| ISSC | INNOVATIVE SOLUTIONS AND SUPPORT, INC. | S | Equity |
| IT | Gartner, Inc. | S | Equity |
| ITA | iShares US Aerospace and Defense ETF | S | ETF |
| ITB | ISHARES U.S. HOME CONSTRUCTION ETF | S | ETF |
| ITGR | Integer Holdings Corporation | S | Equity |
| ITOT | iShares Core S&P Total U.S. Stock Market ETF | S | ETF |
| ITP | IT Tech Packaging, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ITRI | ITRON, INC. | S | Equity |
| ITT | ITT Inc. | S | Equity |
| ITUB | ITAU UNIBANCO HOLDING S.A. | S | Equity |
| ITW | ILLINOIS TOOL WORKS INC. | S | Equity |
| IVE | iShares S&P 500 Value Index Fund | S | ETF |
| IVES | DAN IVES WEDBUSH AI REVOLUTION ETF | S | ETF |
| IVOL | QUADRATIC INTEREST RATE VOL. AND INFLATION ETF | S | ETF |
| IVR | INVESCO MORTGAGE CAPITAL INCCOM | S | Equity |
| IVV | iShares Core S&P 500 ETF | S | ETF |
| IVVD | Invivyd, Inc. | S | Equity |
| IVW | iShares S&P 500 Growth ETF | S | ETF |
| IVZ | Invesco Ltd | S | Equity |
| IWB | iShares Russell 1000 | S | ETF |
| IWD | ISHARES RUSSELL 1000 VALUE ETF | S | ETF |
| IWF | iShares Russell 1000 Growth ETF | S | ETF |
| IWM | ISHARES RUSSELL 2000 INDEX | S | ETF |
| IWN | ISHRS RUSSELL 2000 VALUE ETF | S | ETF |
| IWO | ISHRS RUSSELL 2000 GROWTH INDX | S | ETF |
| IWP | iShares Russell Midcap Growth Index Fund ETF | S | ETF |
| IWR | ISHARES RUSSELL MIDCAP INDEX FUND | S | ETF |
| IWV | ISHARES RUSSELL 3000 INDX | S | ETF |
| IYR | ISHARES DOW JONES US REAL ESTATE | S | ETF |
| IYT | ISHARES DOW JONES TRANSPORTATION AVERAGE | S | ETF |
| IYW | iShares US Technology | S | ETF |
| J | Jacobs Engineering Group Inc. | S | Equity |
| JACK | JACK IN THE BOX, INC | S | Equity |
| JAKK | JAKKS PACIFIC, INC. | S | Equity |
| JANX | JANUX THERAPEUTICS, INC. | S | Equity |
| JAZZ | Jazz Pharmaceuticals Plc | S | Equity |
| JBBB | JANUS HENDERSON B-BBB CLO ETF | S | ETF |
| JBGS | JBG SMITH Properties | S | Equity |
| JBHT | JB HUNT TRANSPORT SERVICES INC. | S | Equity |
| JBI | Janus International Group, Inc. | S | Equity |
| JBL | JABIL CIRCUIT INC. | S | Equity |
| JBLU | JETBLUE AIRWAYS CORPORATI | S | Equity |
| JBS | JBS N.V. CLASS A | S | Equity |
| JBTM | JBT Marel Corporation | S | Equity |
| JCI | Johnson Controls International plc | S | Equity |
| JD | JD.COM, INC. | S | Equity |
| JDST | DIREXION DAILY JR GLD MNRS BEAR 3X ETF | S | ETF |
| JDST1 | DIREXION DAILY JR GLD MNRS BEAR 3X ETF | S | ETF |
| JEF | Jefferies Financial Group Inc. | S | Equity |
| JELD | JELD-WEN Holding, Inc | S | Equity |
| JEPI | JPMORGAN EQUITY PREMIUM INCOME ETF | S | ETF |
| JEPQ | J.P. MORGAN NASDAQ EQUITY PREMIUM INCOME ETF | S | ETF |
| JETS | US Global Jets ETF | S | ETF |
| JFIN | JIAYIN GROUP INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| **Symbol** | **Company Name** | **List Exch** | **Inst Type** |
| JHG | Janus Henderson Group Plc | S | Equity |
| JHX | JAMES HARDIE INDUSTRIES PLC | S | Equity |
| JKHY | Jack Henry & Associates Inc. | S | Equity |
| JKS | Jinkosolar Holding Company  Limited | S | Equity |
| JLL | Jones Lang LaSalle Incorporated | S | Equity |
| JMIA | Jumia Technologies AG | S | Equity |
| JNJ | JOHNSON & JOHNSON | S | Equity |
| JNK | SPDR BARCLAYS HIGH YIELD BOND | S | ETF |
| JNUG | DIREXION DAILY JR GLD MNRS BULL 2X Shares | S | ETF |
| JOBY | Joby Aviation, Inc. | S | Equity |
| JOE | ST. JOE CORPORATION | S | Equity |
| JOYY | JOYY Inc. | S | Equity |
| JPM | JPMORGAN CHASE & COMPANY | S | Equity |
| JRVR | JAMES RIVER GROUP HOLDINGS LTD | S | Equity |
| JSPR | JASPER THERAPEUTICS INC | S | Equity |
| JXN | JACKSON FINANCIAL INCORPORATION | S | Equity |
| JYNT | JOINT CORP | S | Equity |
| KALV | KALVISTA PHARMACEUTICALS INC | S | Equity |
| KB | KB Financial Group, Inc. | S | Equity |
| KBA | KraneShares Bosera MSCI China A ETF | S | ETF |
| KBE | SPDR S&P BANK ETF | S | ETF |
| KBH | KB HOME | S | Equity |
| KBR | KBR, Inc. | S | Equity |
| KBWB | PowerShares KBW Bank ETF | S | ETF |
| KC | Kingsoft Cloud Holdings Limited | S | Equity |
| KD | KYNDRYL HOLDINGS INCORPORATION | S | Equity |
| AACT | Kodiak AI, Inc. | S | Equity |
| KDK | Kodiak AI, Inc. | S | Equity |
| KDP | Keurig Dr. Pepper Inc. | S | Equity |
| KEEL | Keel Infrastructure Corp. | S | Equity |
| KELYA | Kelly Services Inc | S | Equity |
| KEP | KOREA ELECTRIC POWER CORP. | S | Equity |
| KEX | KIRBY  CORPORATION | S | Equity |
| KEY | KEYCORP | S | Equity |
| KEYS | Keysight Technologies Inc. | S | Equity |
| KFY | KORN/FERRY INTERNATIONAL | S | Equity |
| KGC | KINROSS GOLD CORPORATION | S | Equity |
| KGS | KODIAK GAS SERVICES INC | S | Equity |
| KHC | The Kraft Heinz Company | S | Equity |
| KIE | SPDR S&P Insurance ETF | S | ETF |
| KIM | KIMCO REALTY CORP. | S | Equity |
| KINS | KINGSTONE COMPANIES INCORPORATED | S | Equity |
| KKR | KKR & Co. LP | S | Equity |
| KLAC | KLA-TENCOR CORPORATION | S | Equity |
| KLAR | Klarna Group plc | S | Equity |
| KLC | KinderCare Learning Companies, Inc. | S | Equity |
| KLIC | KULICKE AND SOFFA IND INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| KLTR | KALTURA, INC. | S | Equity |
| KLXE | KLX ENERGY SERVICES HOLDINGS, INC. | S | Equity |
| KMB | KIMBERLY-CLARK CORPORATION | S | Equity |
| KMDA | KAMADA LTD | S | Equity |
| KMI | KINDER MORGAN, INC. | S | Equity |
| KMT | Kennametal Inc. | S | Equity |
| KMX | CARMAX INC. | S | Equity |
| KN | KNOWLES CORPORATION | S | Equity |
| KNDI | Kandi Technologies Corporation | S | Equity |
| KNF | KNIFE RIVER CORP | S | Equity |
| KNOP | KNOT Offshore Partners LP | S | Equity |
| KNSA | Kiniksa Pharmaceuticals, Ltd | S | Equity |
| KNSL | Kinsale Capital Group Inc | S | Equity |
| KNTK | KINETIK HOLDINGS INC. | S | Equity |
| KNX | Knight-Swift Transportation Holdings Inc. | S | Equity |
| KO | THE COCA-COLA COMPANY | S | Equity |
| KOD | Kodiak Sciences Inc | S | Equity |
| KODK | Eastman Kodak Company | S | Equity |
| KOLD | ProShares UltraShort Bloomberg Natrl Gas | S | ETF |
| KOPN | Kopin Corporation | S | Equity |
| KORU | Direxion Daily South Korea Bull 3X Shares ETF | S | ETF |
| KOS | Kosmos Energy Ltd | S | Equity |
| KPTI | KARYOPHARM THERAPEUTICS, INC. | S | Equity |
| KR | THE KROGER COMPANY | S | Equity |
| KRC | Kilroy Realty Corp. | S | Equity |
| KRE | SPDR S&P REGIONAL BANKING ETF | S | ETF |
| KREF | KKR REAL ESTATE FINANCE TRUST INC. | S | Equity |
| KRMN | KARMAN HOLDINGS INC. | S | Equity |
| KROS | KEROS THERAPEUTICS, INC. | S | Equity |
| KRP | KIMBELL ROYALTY PARTNERS LP | S | Equity |
| KRYS | KRYSTAL BIOTECH, INC. | S | Equity |
| KSPI | Joint Stock Company Kaspi.kz | S | Equity |
| KSS | KOHL'S CORPORATION | S | Equity |
| KTB | Kontoor Brands, Inc. | S | Equity |
| KTCC | Key Tronic Corporation | S | Equity |
| KTOS | Kratos Defense & Security Solutions, Inc. | S | Equity |
| KULR | KULR TECHNOLOGY GROUP INC | S | Equity |
| KURA | Kura Oncology, Inc | S | Equity |
| KVUE | KENVUE INC. | S | Equity |
| KVYO | Klaviyo, Inc. | S | Equity |
| KW | Kennedy-Wilson Holdings Inc. | S | Equity |
| KWEB | KraneShares CSI China Internet ETF | S | ETF |
| KYIV | Kyivstar Group Ltd. | S | Equity |
| KYMR | KYMERA THERAPEUTICS INC | S | Equity |
| KYN | Kayne Anderson MLP Investment Company | S | Equity |
| KYTX | KYVERNA THERAPEUTICS INC | S | Equity |
| L | LOEWS CORPORATION | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| LAB | Standard BioTools Inc | S | Equity |
| LABD | Direxion Daily S&P Biotech Bear 3X ETF | S | ETF |
| LABU | Direxion Daily S&P Biotech Bull 3X ETF | S | ETF |
| LABX | Tradr 2X Long ALAB Daily ETF | S | ETF |
| LAC | Lithium Americas Corp | S | Equity |
| LAD | Lithia Motors Inc | S | Equity |
| LADR | Ladder Capital Corp | S | Equity |
| LAES | SEALSQ CORP. | S | Equity |
| LAKE | Lakeland Industries, Inc. | S | Equity |
| LAMR | LAMAR ADVERTISING COMPANY | S | Equity |
| LAND | Gladstone Land Corporation | S | Equity |
| LAR | Lithium Argentina AG | S | Equity |
| LASE | Laser Photonics Corporation | S | Equity |
| LASR | nLIGHT, Inc | S | Equity |
| LAW | CS DISCO, INC | S | Equity |
| LAZ | LAZARD LTD. | S | Equity |
| LB | LANDBRIDGE COMPANY LLC | S | Equity |
| LBRDK | Liberty Broadband Corporation | S | Equity |
| LBRT | Liberty Oilfield Services Inc | S | Equity |
| LBTYA | LIBERTY GLOBAL INC | S | Equity |
| LBTYK | LIBERTY GLOBAL PLC | S | Equity |
| LC | LendingClub Corporation | S | Equity |
| LCID1 | Lucid Group, Inc. (LCID) | S | Equity |
| LCID | Lucid Group, Inc. (LCID) | S | Equity |
| LCII | LCI Industries (LCII) | S | Equity |
| LCTX | Lineage Cell Therapeutics, Inc | S | Equity |
| LDI | LOANDEPOT, INC. | S | Equity |
| LDOS | LUMOS NETWORKS CORPORATION | S | Equity |
| LE | LANDS' END, INC. | S | Equity |
| LEA | Lear Corporation | S | Equity |
| LECO | Lincoln Electric Holdings, Inc. | S | Equity |
| LEG | LEGGETT & PLATT, INC. | S | Equity |
| LEGH | LEGACY HOUSING CORPORATION | S | Equity |
| LEGN | LEGEND BIOTECH CORP | S | Equity |
| LEN | LENNAR CORPORATION | S | Equity |
| LENZ | LENZ THERAPEUTICS, INC. | S | Equity |
| LESL | LESLIES INC | S | Equity |
| LEU | CENTRUS ENERGY CORP. | S | Equity |
| LEVI | Levi Strauss & Co. | S | Equity |
| LFCR | Lifecore Biomedical, Inc | S | Equity |
| LFMD | LifeMD, Inc. | S | Equity |
| LFST | LIFESTANCE HEALTH GROUP, INC. | S | Equity |
| LFVN | Lifevantage Corporation | S | Equity |
| LGIH | LGI Homes, Inc. | S | Equity |
| LGN | LEGENCE CORP. | S | Equity |
| LGND | Ligand Pharmaceuticals Inc. | S | Equity |
| LGO | Largo Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| LH | LABORATORY CORP OF AMER HLDG | S | Equity |
| LHX | L3Harris Technologies, Inc. | S | Equity |
| LI | Li Auto Inc. | S | Equity |
| LIF | LIFE360, INC. | S | Equity |
| LII | LENNOX INTERNATIONAL, INC. | S | Equity |
| LILA | LiLAC Group | S | Equity |
| LILAK | Liberty LiLAC Group | S | Equity |
| LIN | Linde plc | S | Equity |
| LINC | Lincoln Educational Services Corporation | S | Equity |
| LIND | Lindblad Expeditions Holdings, Inc | S | Equity |
| LINE | Lineage, Inc. | S | Equity |
| LION | LIONSGATE STUDIOS CORP. | S | Equity |
| LIT | Global X Lithium & Battery ETF | S | ETF |
| LITE | Lumentum Holdings Inc. | S | Equity |
| LITS | Lite Strategy, Inc. | S | Equity |
| LITX | TRADR 2X LONG LITE DAILY ETF | S | ETF |
| LIVN | LivaNova PLC | S | Equity |
| LKFT | Lakefront Biotherapeutics | S | Equity |
| LKQ | LKQ Corporation | S | Equity |
| LLY | ELI LILLY AND COMPANY | S | Equity |
| LLYX | DEFIANCE DAILY TARGET 2X LONG LLY ETF | S | ETF |
| LMB | LIMBACH HOLDINGS, INC. | S | Equity |
| LMND | Lemonade, Inc | S | Equity |
| LMT | LOCKHEED MARTIN CORPORATION | S | Equity |
| LNC | LINCOLN NATIONAL CORPORATION | S | Equity |
| LNG | CHENIERE ENERGY, INC. | S | Equity |
| LNN | Lindsay Corporation | S | Equity |
| LNT | Alliant Energy Corporation | S | Equity |
| LNTH | Lantheus Holdings, Inc | S | Equity |
| LOAR | LOAR HOLDINGS INC. | S | Equity |
| LOB | Live Oak Bancshares, Inc | S | Equity |
| LOCO | EL POLLO LOCO HOLDINGS, INC. | S | Equity |
| LODE | Comstock Mining, Inc. | S | Equity |
| LOGI | Logitech International S.A. | S | Equity |
| LOMA | Loma Negra Cia Industrial Argentina SA | S | Equity |
| LOOP | Loop Industries, Inc | S | Equity |
| LOPE | Grand Canyon Education, Inc. | S | Equity |
| LOVE | The Lovesac Company | S | Equity |
| LOW | LOWE'S COMPANIES INC. | S | Equity |
| LPG | Dorian LPG Ltd | S | Equity |
| LPL | LG Display Co., Ltd. | S | Equity |
| LPLA | LPL Financial Holdings Inc. | S | Equity |
| LPRO | OPEN LENDING CORPORATION | S | Equity |
| LPSN | LivePerson, Inc. | S | Equity |
| LPTH | LIGHTPATH TECHNOLOGIES, INC. | S | Equity |
| LPX | LOUISIANA-PACIFIC CORPORATION | S | Equity |
| LQD | iShares iBoxx $ Invst Grade Crp Bond | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| LQDA | Liquidia Corporation | S | Equity |
| LQDT | LIQUIDITY SERVICES, INC. | S | Equity |
| LRCX | LAM RESEARCH CORPORATION | S | Equity |
| LRMR | LARIMAR THERAPEUTICS, INC. | S | Equity |
| LRN | K12, Inc. | S | Equity |
| LSCC | Lattice Semiconductor Corporation | S | Equity |
| LSPD | LIGHTSPEED POS, INC. | S | Equity |
| LSTR | LANDSTAR SYSTEM INC | S | Equity |
| LTBR | LIGHTBRIDGE CORP | S | Equity |
| LTC | LTC Properties Inc. | S | Equity |
| LTH | LIFE TIME GROUP HOLDINGS, INC. | S | Equity |
| LTPZ | PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fnd | S | ETF |
| LTRN | LANTERN PHARMA, INC. | S | Equity |
| LTRX | LANTRONIX, INC. | S | Equity |
| LU | LUFAX HOLDING LTD | S | Equity |
| LUCK | Lucky Strike Entertainment Corporation | S | Equity |
| LULU | LULULEMON ATHLETICA INC. | S | Equity |
| LUMN | CenturyLink, Inc. | S | Equity |
| LUNG | PULMONX CORP | S | Equity |
| LUNR | INTUITIVE MACHINES, INC. CLASS A | S | Equity |
| LUV | SOUTHWEST AIRLINES COMPANY | S | Equity |
| LUXE | LuxExperience B.V. | S | Equity |
| LVO | LiveOne, Inc. | S | Equity |
| LVS | LAS VEGAS SANDS CORPORATION | S | Equity |
| LVWR | LiveWire Group, Inc. | S | Equity |
| LW | Lamb Weston Holdings, Inc. | S | Equity |
| LWLG | LIGHTWAVE LOGIC, INC. | S | Equity |
| LX | LexinFintech Holdings Ltd. | S | Equity |
| LXRX | Lexicon Pharmaceuticals, Inc. | S | Equity |
| LXU | LSB Industries Inc. | S | Equity |
| LYB | LYONDELLBASELL INDUSTRIES NV | S | Equity |
| LYEL | LYELL IMMUNOPHARMA, INC. | S | Equity |
| LYFT | Lyft, Inc. | S | Equity |
| LYG | Lloyds Banking Group Plc ADR | S | Equity |
| LYV | Live Nation Entertainment Inc | S | Equity |
| LZ | LEGALZOOM.COM, INC | S | Equity |
| LZB | LA-Z-BOY INC. | S | Equity |
| LZM | LIFEZONE METALS LIMITED | S | Equity |
| M | MACY'S, INC. | S | Equity |
| MA | MASTERCARD INCORPORATED | S | Equity |
| MAA | Mid-America Apartment Communities Inc. | S | Equity |
| MAC | THE MACERICH COMPANY | S | Equity |
| MAGN | MAGNERA CORPORATION | S | Equity |
| MAGS | Listed Funds Trust Roundhill Magnificent Seven ETF | S | ETF |
| MAIN | Main Street Capital Corporation | S | Equity |
| MAIR | Madison Air Solutions Corporation | S | Equity |
| MAMA | MAMAS CREATIONS, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| MAN | MANPOWERGROUP INC. | S | Equity |
| MANH | MANHATTAN ASSOCIATES INC. | S | Equity |
| MANU | Manchester United plc | S | Equity |
| MAPS | WM Technology, Inc | S | Equity |
| MAR | MARRIOTT INTERNATIONAL, INC. | S | Equity |
| MARA | Marathon Patent Group, Inc. | S | Equity |
| MAS | MASCO CORP. | S | Equity |
| MASI | Masimo Corporation | S | Equity |
| MASS | 908 DEVICES INC | S | Equity |
| MAT | MATTEL, INC. | S | Equity |
| MATV | Mativ Holdings, Inc. | S | Equity |
| MATW | Matthews International Corporation | S | Equity |
| MATX | Matson, Inc. | S | Equity |
| MAX | MEDIAALPHA INC CLASS A | S | Equity |
| MBB | iShares Barclays MBS Bond Fund ETF | S | ETF |
| MBI | MBIA INC. | S | Equity |
| MBLY | MOBILEYE GLOBAL, INC. | S | Equity |
| MBOT | MICROBOT MEDICAL INC | S | Equity |
| MBUU | Malibu Boats, Inc. | S | Equity |
| MBX | MBX BIOSCIENCES, INC. | S | Equity |
| MC | Moelis & Company | S | Equity |
| MCD | MCDONALD'S CORPORATION | S | Equity |
| MCFT | MasterCraft Boat Holdings, Inc | S | Equity |
| MCHI | iShares MSCI China ETF | S | ETF |
| MCHP | MICROCHIP TECHNOLOGY INC | S | Equity |
| MCK | MCKESSON CORPORATION | S | Equity |
| MCO | MOODY'S CORPORATION | S | Equity |
| MCRB | Seres Therapeutics, Inc. | S | Equity |
| MCRI | MONRACH CASINO & RESORT, INC | S | Equity |
| MCY | Mercury General Corporation | S | Equity |
| MD | Mednax Inc | S | Equity |
| MDB | MongoDB, Inc. | S | Equity |
| MDGL | Madrigal Pharmaceuticals, Inc. | S | Equity |
| MDLN | Medline Inc. | S | Equity |
| MDLZ | MONDELEZ INTERNATIONAL, INC. | S | Equity |
| MDT | MEDTRONIC, INC. | S | Equity |
| MDU | MDU RESOURCES GROUP INC. | S | Equity |
| MDWD | MEDIWOUND LTD | S | Equity |
| MDXG | MIMEDX GROUP, INC. | S | Equity |
| MDY | SPDR S&P MIDCAP 400 | S | ETF |
| MED | Medifast, Inc. | S | Equity |
| MEDP | Medpace Holdings, Inc | S | Equity |
| MEI | METHODE ELECTRONICS, INC. | S | Equity |
| MELI | Mercadolibre Inc | S | Equity |
| MEME | ROUNDHILL MEME ETF | S | ETF |
| MEOH | Methanex Corp. | S | Equity |
| MERC | Mercer International Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| MESO | Mesoblast Limited | S | Equity |
| MET | METLIFE, INC. | S | Equity |
| META | Meta Platforms, Inc. | S | Equity |
| METC | RAMACO RESOURCES, INC. | S | Equity |
| METU | DIREXION DAILY META BULL 2X ETF | S | ETF |
| METV | Roundhill Ball Metaverse ETF | S | ETF |
| MEXX | DIREXION DAILY MSCI MEXICO BULL 3X SHARES | S | Equity |
| MFA | MFA Financial Inc | S | Equity |
| MFC | MANULIFE FINANCIAL CORPORATION | S | Equity |
| MFG | Mizuho Financial Group, Inc. | S | Equity |
| MFIC | MidCap Financial  Investment Corporation | S | Equity |
| MFIN | Medallion Financial Corporation | S | Equity |
| MG | Mistras Group Inc | S | Equity |
| MGA | Magna International Inc. | S | Equity |
| MGK | Vanguard Mega Cap 300 Growth ETF | S | ETF |
| MGM | MGM RESORTS INTERNATIONAL | S | Equity |
| MGNI | Magnite, Inc. | S | Equity |
| MGNX | MacroGenics, Inc. | S | Equity |
| MGPI | MGP Ingredients Inc. | S | Equity |
| MGTX | MEIRAGTX HOLDINGS PLC | S | Equity |
| MGY | Magnolia Oil & Gas Corporation | S | Equity |
| MHK | MOHAWK INDUSTRIES, INC. | S | Equity |
| MHO | M/I Homes Inc | S | Equity |
| MIAX | Miami International Holdings, Inc. | S | Equity |
| MIDD | The Middleby Corporation | S | Equity |
| MIDU | Direxionshares  Daily Mid Cap Bull 3X Shares | S | ETF |
| MIR | Mirion Technologies, Inc. | S | Equity |
| MIRM | MIRUM PHARMACEUTICALS, INC. | S | Equity |
| MIST | MILESTONE PHARMACEUTICALS, INC. | S | Equity |
| MITK | Mitek Systems, Inc. | S | Equity |
| MITT | AG Mortgage Investment Trust, Inc. | S | Equity |
| MJ | ETFMG Alternative Harvest ETF | S | ETF |
| MKC | MCCORMICK AND COMPANY, INC. | S | Equity |
| MKL | Markel Corporation | S | Equity |
| MKSI | MKS Instruments, Inc. | S | Equity |
| MKTX | MarketAxess Holdings Inc. | S | Equity |
| MLCO | Melco Resorts & Entertainment Limited | S | Equity |
| MLI | Mueller Industries Inc | S | Equity |
| MLKN | MillerKnoll, Inc. | S | Equity |
| MLM | MARTIN MARIETTA MATERIALS INC | S | Equity |
| MLSS | MILESTONE SCIENTIFIC, INC | S | Equity |
| MLTX | MOONLAKE IMMUNOTHERAPEUTICS | S | Equity |
| MLYS | MINERALYS THERAPEUTICS, INC. | S | Equity |
| MMED | Minimed Group, Inc. | S | Equity |
| MMLP | MARTIN MIDSTREAM PARTNERS LP | S | Equity |
| MMM | 3M COMPANY | S | Equity |
| MMS | MAXIMUS, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| MMSI | Merit Medical Systems, Inc. | S | Equity |
| MMYT | MakeMyTrip Ltd | S | Equity |
| MNDY | MONDAY.COM LTD | S | Equity |
| MNKD | MANNKIND CORPORATION | S | Equity |
| MNR | MACH NATURAL RESOURCES LP | S | Equity |
| MNRO | Monro, Inc. | S | Equity |
| MNSO | MINISO GROUP HOLDING LTD. | S | Equity |
| MNST | MONSTER BEVERAGE CORPORATION | S | Equity |
| MNTN | MNTN, INC. | S | Equity |
| MNY | MoneyHero Limited | S | Equity |
| MO | ALTRIA GROUP INC. | S | Equity |
| MOD | Modine Manufacturing Company | S | Equity |
| MOH | Molina Healthcare Inc. | S | Equity |
| MOMO | Momo Inc. | S | Equity |
| MOO | Market Vectors Agribusiness ETF | S | ETF |
| MOS | THE MOSAIC COMPANY | S | Equity |
| MOV | Movado Group, Inc. | S | Equity |
| MP | MP Materials Corporation | S | Equity |
| MPAA | Motorcar Parts of America, Inc. | S | Equity |
| MPC | MARATHON PETROLEUM CORPORATION | S | Equity |
| MPLX | MPLX LP | S | Equity |
| MPT | Medical Properties Trust, Inc. | S | Equity |
| MPWR | Monolithic Power Systems Inc | S | Equity |
| MQ | MARQETA, INC | S | Equity |
| MRAM | EVERSPIN TECHNOLOGIES, INC. | S | Equity |
| MRCY | Mercury Systems, Inc. | S | Equity |
| MREO | MEREO BIOPHARMA GROUP PLC SPONSORED ADR | S | Equity |
| MRK | MERCK & COMPANY INC. | S | Equity |
| MRLN | MERLIN, INC. | S | Equity |
| MRNA | Moderna, Inc. | S | Equity |
| MRP | MILLROSE PROPERTIES INC. | S | Equity |
| MRSH | Marsh | S | Equity |
| MRTN | Marten Transport, Ltd. | S | Equity |
| MRVI | Maravai LifeSciences Holdings, Inc. | S | Equity |
| MRVL | MARVELL TECHNOLOGY GROUP LTD. | S | Equity |
| MRX | MAREX GROUP PLC | S | Equity |
| MS | MORGAN STANLEY | S | Equity |
| MSB | Mesabi Trust | S | Equity |
| MSCI | MSCI Inc | S | Equity |
| MSDL | MORGAN STANLEY DIRECT LENDING FUND | S | Equity |
| MSFL | GRANITESHARES 2X LONG MSFT DAILY ETF | S | ETF |
| MSFT | MICROSOFT CORPORATION | S | Equity |
| MSFU | Direxion Daily MSFT Bull 2X Shares | S | ETF |
| MSGE | Madison Square Garden Entertainment Corp | S | Equity |
| MSGS | Madison Square Garden Sports Corporation | S | Equity |
| MSI | MOTOROLA INC (reverse split) | S | Equity |
| MSM | MSC Industrial Direct Co. Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| MSOS | ADVISOR SHARES PURE US CANNABIS | S | ETF |
| MSOX | ADVISORSHARES MSOS 2X DAILY ETF | S | ETF |
| MSTR | MICROSTRATEGY, INC | S | Equity |
| MSTU | T-Rex 2X Long MSTR Daily Target ETF | S | ETF |
| MSTU1 | T-Rex 2X Long MSTR Daily Target ETF | S | ETF |
| MSTX | Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF | S | ETF |
| MSTX1 | Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF | S | ETF |
| MSTY1 | YIELDMAX MSTR OPTION INCOME STRATEGY ETF | S | ETF |
| MSTY | YIELDMAX MSTR OPTION INCOME STRATEGY ETF | S | ETF |
| MSTZ | T-Rex 2X Inverse MSTR Daily Target ETF | S | ETF |
| MT | ARCELORMITTAL | S | Equity |
| MTA | METALLA ROYALTY & STREAMING LTD. | S | Equity |
| MTB | M & T BANK CORP | S | Equity |
| MTCH | Match Group, Inc. | S | Equity |
| MTDR | Matador Resources Company | S | Equity |
| MTG | MGIC INVESTMENT CORPORATION | S | Equity |
| MTH | MERITAGE HOMES CORPORATION | S | Equity |
| MTLS | MATERIALISE NV | S | Equity |
| MTN | Vail Resorts, Inc. | S | Equity |
| MTRX | Matrix Service Company | S | Equity |
| MTSI | MACOM Technology Solutions Holdings, Inc. | S | Equity |
| MTUM | Altria Group, Inc | S | ETF |
| MTW | THE MANITOWOC COMPANY, INC. | S | Equity |
| MTZ | MASTEC INC | S | Equity |
| MU | MICRON TECHNOLOGY INC. | S | Equity |
| MUB | iShares S&P National AMT Free Municipal Bond Fund | S | ETF |
| MUFG | Mitsubishi UFJ Financial Group, Inc. | S | Equity |
| MULL | GRANITESHARES 2X LONG MU DAILY ETF | S | ETF |
| MUR | MURPHY OIL CORPORATION | S | Equity |
| MUSA | Murphy USA Inc. | S | Equity |
| MUU | Direxion Daily MU Bull 2X Shares | S | ETF |
| MUX | McEwen Mining Inc. | S | Equity |
| MVIS | Microvision, Inc. | S | Equity |
| MVLL | GRANITESHARES 2X LONG MRVL DAILY ETF | S | ETF |
| MVO | MV Oil Trust | S | Equity |
| MVST | Microvast Holdings, Inc. (MVST) | S | Equity |
| MWA | Mueller Water Products, Inc. | S | Equity |
| MX | MagnaChip Semiconductor Corp. | S | Equity |
| MXL | Maxlinear, Inc. | S | Equity |
| MYGN | MYRIAD GENETICS INC | S | Equity |
| MYO | MYOMO, INC. | S | Equity |
| MYPS | PLAYSTUDIOS, Inc. | S | Equity |
| NA | NANO LABS LTD. CLASS A | S | Equity |
| NABL | N-ABLE, INC | S | Equity |
| NAGE | Niagen Bioscience, Inc. | S | Equity |
| NAIL | Direxion Daily Homebuilders & Supplies Bull 3X Shares | S | ETF |
| NAK | Northern Dynasty Minerals Ltd. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| NAKA | Nakamoto Inc. | S | Equity |
| NAKA1 | Nakamoto Inc. | S | Equity |
| NAMS | NEWAMSTERDAM PHARMA COMPANY N.V. | S | Equity |
| NANC | UNUSUAL WHALES SUBVERSIVE DEMOCRATIC TRADING ETF | S | ETF |
| NASA | TEMA SPACE INNOVATORS ETF | S | ETF |
| NAT | Nordic American Tankers Ltd | S | Equity |
| NATL | NCR ATLEOS, LLC | S | Equity |
| NAUT | Nautilus Biotechnology, Inc. | S | Equity |
| NAVI | NAVIENT CORPORATION | S | Equity |
| NAVN | Navan, Inc. | S | Equity |
| NB | NIOCORP DEVELOPMENTS LTD. | S | Equity |
| NBIG | Leverage Shares 2X Long NBIS Daily ETF | S | ETF |
| NBIS | Nebius Group N.V. | S | Equity |
| NBIX | NEUROCRINE BIOSCIENCES | S | Equity |
| NBP | NovaBridge Biosciences | S | Equity |
| NBR | NABORS INDUSTRIES LTD. | S | Equity |
| NCLH | NORWEGIAN CRUISE LINE HOLDINGS LTD. | S | Equity |
| NCMI | National Cinenedia Inc | S | Equity |
| NCNO | nCino, Inc | S | Equity |
| NDAQ | Nasdaq OMX Group | S | Equity |
| NDSN | Nordson Corporation | S | Equity |
| NE | NOBLE CORPORATION | S | Equity |
| NEBX | TRADR 2X LONG NBIS DAILY ETF | S | ETF |
| NEE | NextEra Energy, Inc. | S | Equity |
| NEM | NEWMONT MINING CORPORATION | S | Equity |
| NEO | NeoGenomics, Inc. | S | Equity |
| NEOG | Neogen Corp | S | Equity |
| NEON | NEONODE INC. | S | Equity |
| NET | Cloudflare, Inc. | S | Equity |
| NEWP | NEW PACIFIC METALS CORP | S | Equity |
| NEWT | Newtek Business Services Corp | S | Equity |
| NEXA | NEXA RESOURCES S.A. | S | Equity |
| NEXT | NEXTDECADE CORP. | S | Equity |
| NFE | New Fortress Energy Inc | S | Equity |
| NFG | National Fuel Gas Company | S | Equity |
| NFGC | NEW FOUND GOLD | S | Equity |
| NFLU | T-REX 2X LONG NFLX DAILY TARGET ETF | S | ETF |
| NFLX | NETFLIX, INC. | S | Equity |
| NG | NOVAGOLD RESOURCES INC (dist) | S | Equity |
| NGG | National Grid PLC | S | Equity |
| NGL | NGL ENERGY PARTNERS L.P. | S | Equity |
| NGNE | Neurogene Inc. | S | Equity |
| NGS | Natural Gas Services Group | S | Equity |
| NI | NISOURCE, INC | S | Equity |
| NICE | NICE Ltd. | S | Equity |
| NIO | NIO Inc. | S | Equity |
| NIQ | NIQ Global Intelligence plc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| NIU | Niu Technologies | S | Equity |
| NKE | NIKE INC. | S | Equity |
| NKLR | Terra Innovatum Global N.V. | S | Equity |
| NKTR | NEKTAR THERAPEUTICS | S | Equity |
| NKTX | NKARTA INC | S | Equity |
| NLR | VanEck Uranium and Nuclear ETF | S | ETF |
| NLY | ANNALY CAPITAL MANAGEMENT, INC. | S | Equity |
| NMAX | Newsmax, Inc. | S | Equity |
| NMFC | New Mountain Finance Corporation | S | Equity |
| NMG | NOUVEAU MONDE GRAPHITE INC | S | Equity |
| NMIH | NMI Holdings, Inc. | S | Equity |
| NMM | Navios Maritime Partners LP | S | Equity |
| NMR | Nomura Holdings, Inc. | S | Equity |
| NMRA | NEUMORA THERAPEUTICS INC | S | Equity |
| NMRK | Newmark Group Inc | S | Equity |
| NMTC | NEUROONE MEDICAL TECHNOLOGIES CORPORATION | S | Equity |
| NN | NEXTNAV INC. | S | Equity |
| NNBR | NN, Inc. | S | Equity |
| NNDM | NANO DIMENSION LTD | S | Equity |
| NNE | NANO Nuclear Energy Inc. | S | Equity |
| NNN | National Retail Properties, Inc. | S | Equity |
| NNOX | NANO-X IMAGING LTD | S | Equity |
| NNVC | NanoViricides, Inc | S | Equity |
| NOAH | Noah Holdings, Ltd. | S | Equity |
| NOC | NORTHROP GRUMMAN CORP | S | Equity |
| NOG | Northern Oil and Gas Inc | S | Equity |
| NOK | NOKIA CORPORATION | S | Equity |
| NOMD | Nomad Foods Limited | S | Equity |
| NOTV | INOTIV, INC. | S | Equity |
| NOV | NOV, Inc. | S | Equity |
| NOVT | Novanta Inc. | S | Equity |
| NOW | ServiceNow Inc. | S | Equity |
| NPO | EnPro Industries Inc | S | Equity |
| NPWR | NET Power Inc. | S | Equity |
| NRDS | NERDWALLET, INC | S | Equity |
| NRDY | Nerdy Inc. | S | Equity |
| NRG | NRG ENERGY, INC. | S | Equity |
| NRGV | Energy Vault Holdings, Inc | S | Equity |
| NRIX | NURIX THERAPEUTICS, INC. | S | Equity |
| NRP | Natural Resource Partners L.P. | S | Equity |
| NRXP | NRX PHARMACEUTICALS, INC | S | Equity |
| NSA | National Storage Affiliates | S | Equity |
| NSC | NORFOLK SOUTHERN CORPORATION | S | Equity |
| NSP | Insperity, Inc. | S | Equity |
| NSSC | Napco Security Technologies, Inc. | S | Equity |
| NTAP | NETAPP, INC. | S | Equity |
| NTCT | NetScout Systems, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| NTES | NETEASE, INC. | S | Equity |
| NTGR | NETGEAR INC | S | Equity |
| NTLA | Intellia Therapeutics Inc. | S | Equity |
| NTNX | Nutanix, Inc. | S | Equity |
| NTR | Nutrien Ltd. | S | Equity |
| NTRA | Natera, Inc | S | Equity |
| NTRS | NORTHERN TRUST CORPORATIO | S | Equity |
| NTSK | Netskope, Inc. | S | Equity |
| NTWK | NetSol Technologies, Inc. | S | Equity |
| NU | NU HOLDINGS LTD. | S | Equity |
| NUAI | NEW ERA ENERGY & DIGITAL, INC. | S | Equity |
| NUCL | EAGLE NUCLEAR ENERGY CORP. | S | Equity |
| NUE | NUCOR CORPORATION | S | Equity |
| NUGT | DIREXION DAILY GOLD MINERS BULL 2X SHRS | S | ETF |
| NUS | NU SKIN ENTERPRISES INC. | S | Equity |
| NUVB | NUVATION BIO INC COM CL A | S | Equity |
| NUVL | NUVALENT, INC. | S | Equity |
| NVAX | NOVAVAX, INC | S | Equity |
| NVCR | NovoCure Limited | S | Equity |
| NVCT | NUVECTIS PHARMA, INC. | S | Equity |
| NVD | GraniteShares ETF Trust  2x Short NVDA Daily ETF | S | ETF |
| NVDA | NVIDIA CORPORATION | S | Equity |
| NVDL | GRANITESHARES 1.5X LONG NVDA DAILY ETF | S | ETF |
| NVDQ | T-REX 2X INVERSE NVIDIA DAILY TARGET | S | ETF |
| NVDS | AXS 1.25X NVDA BEAR DAILY ETF | S | ETF |
| NVDU | DIREXION DAILY NVDA BULL 1.5X SHARES | S | ETF |
| NVDX | T-REX 2X LONG NVIDIA DAILY | S | ETF |
| NVDY | YIELDMAX NVDA OPTION INCOME STRATEGY ETF | S | ETF |
| NVGS | NAVIGATOR HOLDINGS LTD. | S | Equity |
| NVMI | Nova Measuring Instruments Ltd. | S | Equity |
| NVO | Novo Nordisk | S | Equity |
| NVOX | DEFIANCE DAILY TARGET 2X LONG NVO ETF | S | ETF |
| NVS | Novartis AG | S | Equity |
| NVST | Envista Holdings Corp | S | Equity |
| NVT | nVent Electric plc | S | Equity |
| NVTS | NAVITAS SEMICONDUCTOR CORPORATION | S | Equity |
| NVX | NOVONIX LTD SPONSORED ADR | S | Equity |
| NWBI | Northwest Bancshares Inc | S | Equity |
| NWG | NatWest Group plc | S | Equity |
| NWL | NEWELL RUBBERMAID, INC. | S | Equity |
| NWSA | NEWS CORPORATION | S | Equity |
| NX | Quanex Building Products Corporation | S | Equity |
| NXDR | Nextdoor Holdings, Inc. | S | Equity |
| NXE | NEXGEN ENERGY LTNEXGEN ENERGY LTD.D. | S | Equity |
| NXPI | NXP Semiconductors NV | S | Equity |
| NXST | NEXSTAR BROADCASTING GROUP, INC. | S | Equity |
| NXT | NEXTRACKER INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| NYT | NEW YORK TIMES COMPANY | S | Equity |
| O | Realty Income Corporation | S | Equity |
| OABI | OMNIAB, INC. | S | Equity |
| OBDC | Blue Owl Capital Corporation | S | Equity |
| OBE | OBSIDIAN ENERGY LTD | S | Equity |
| OC | OWENS CORNING INC. | S | Equity |
| OCGN | OCUGEN INC | S | Equity |
| OCSL | Oaktree Specialty Lending Corporation | S | Equity |
| OCUL | Ocular Therapeutix, Inc. | S | Equity |
| ODD | ODDITY TECH LTD | S | Equity |
| ODFL | Old Dominion Freight Line (150 shares) | S | Equity |
| ODV | OSISKO DEVELOPMENT CORP | S | Equity |
| OEC | Orion Engineered Carbons S.A. | S | Equity |
| OEF | ISHARES S&P 100 ETF | S | ETF |
| OGE | OGE ENERGY CORP. | S | Equity |
| OGI | OrganiGram Holdings Inc | S | Equity |
| OGN | ORGANON & CO. | S | Equity |
| OHI | OMEGA Healthcare Investors, Inc. | S | Equity |
| OI | OWENS-ILLINOIS INC. | S | Equity |
| OIH | MARKET VECTORS OIL SERVICES ETF | S | ETF |
| OII | OCEANEERING INTERNATIONAL, INC | S | Equity |
| OIS | Oil States International, Inc. | S | Equity |
| OKE | ONEOK, INC. | S | Equity |
| OKLL | Defiance Daily Target 2X Long OKLO ETF | S | ETF |
| OKLO | Oklo Inc. | S | Equity |
| OKTA | Okta, Inc. | S | Equity |
| OLED | CAMBRIDGE DISPLAY TECHNOLOGY INC. | S | Equity |
| OLLI | Ollie's Bargain Outlet Holdings, Inc. | S | Equity |
| OLMA | Aurora Innovation, Inc. | S | Equity |
| OLN | OLIN CORP. | S | Equity |
| OLPX | OLAPLEX HOLDINGS INC | S | Equity |
| OMAB | GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV | S | Equity |
| OMC | OMNICOM GROUP | S | Equity |
| OMCL | OMNICELL, INC | S | Equity |
| OMDA | OMADA HEALTH | S | Equity |
| OMER | Omeros Corporation | S | Equity |
| OMEX | Odyssey Marine Exploration Inc. | S | Equity |
| OMF | OneMain Holdings, Inc. | S | Equity |
| ON | ON Semiconductor Corporation | S | Equity |
| ONB | Old National Bancorp | S | Equity |
| ONC | BeiGene, Ltd. | S | Equity |
| ONDS | ONDAS HOLDINGS, INC. | S | Equity |
| ONEQ | FIDELITY NASDAQ COMPOSITE INDEX ETF | S | ETF |
| ONEW | ONEWATER MARINE INC | S | Equity |
| ONL | ORION OFFICE REIT INC | S | Equity |
| ONON | ON HOLDING AG | S | Equity |
| ONT | Onterris, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ONTO | Onto Innovation Inc. | S | Equity |
| OPAD | Offerpad Solutions Inc. | S | Equity |
| OPCH | Option Care Health, Inc | S | Equity |
| OPEN1 | Opendoor Technologies Inc. | S | Equity |
| OPEN | Opendoor Technologies Inc. | S | Equity |
| OPEN1 | | S | Equity |
| OPEN1 | | S | Equity |
| OPEN1 | | S | Equity |
| OPFI | OppFi Inc. | S | Equity |
| OPK | OPKO HEALTH, INC. | S | Equity |
| OPLN | OPENLANE, Inc | S | Equity |
| OPRA | Opera Limited | S | Equity |
| OPRT | OPORTUN FINANCIAL CORP. | S | Equity |
| OPRX | OptimizeRx Corporation | S | Equity |
| OPTT | OCEAN POWER TECHNOLOGIES, INC. | S | Equity |
| OPTU | Optimum Communications, Inc. | S | Equity |
| OPY | Oppenheimer Holdings Inc. | S | Equity |
| OR | Osisko Gold Royalties Ltd | S | Equity |
| ORA | Ormat Technologies, Inc. | S | Equity |
| ORBS | EIGHTCO HOLDINGS INC. | S | Equity |
| ORC | Orchid Island Capital, Inc. | S | Equity |
| ORCL | ORACLE CORPORATION | S | Equity |
| ORCX | Defiance Daily Target 2X Long ORCL ETF | S | ETF |
| ORGO | ORGANOGENESIS HOLDINGS, INC. | S | Equity |
| ORI | Old Republic International Corporation | S | Equity |
| ORIC | ORIC PHARMACEUTICALS INC | S | Equity |
| ORIO | Orion Digital Corporation | S | Equity |
| ORLA | ORLA MINING LTD | S | Equity |
| ORLY | O'REILLY AUTOMOTIVE INC. | S | Equity |
| ORMP | Oramed Pharmaceuticals Inc. | S | Equity |
| ORN | Orion Marine Group, Inc. | S | Equity |
| ORR | Militia Long/Short Equity ETF | S | ETF |
| OSCR | OSCAR HEALTH INC. | S | Equity |
| OSG | Octave Specialty Group, Inc. | S | Equity |
| OSIS | OSI Systems Inc. | S | Equity |
| OSK | Oshkosh Corporation | S | Equity |
| OSPN | OneSpan Inc. | S | Equity |
| OSS | ONE STOP SYSTEMS, INC. | S | Equity |
| OSUR | ORASURE TECHNOLOGIES INC | S | Equity |
| OSW | OneSpaWorld Holdings Limited | S | Equity |
| OTEX | OPEN TEXT CORPORATION | S | Equity |
| OTIS | Otis Worldwide Corporation | S | Equity |
| OTLK | OUTLOOK THERAPEUTICS, INC. | S | Equity |
| OTLY | OATLY GROUP AB | S | Equity |
| OUST | Ouster, Inc | S | Equity |
| OUT | OUTFRONT MEDIA INC. | S | Equity |
| OVID | Ovid Therapeutics Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| OVV | Ovintiv Inc. | S | Equity |
| OWL | Blue Owl Capital Inc. | S | Equity |
| OXM | Oxford Industries, Inc | S | Equity |
| OXSQ | Oxford Square Capital Corporation | S | Equity |
| OXY | OCCIDENTAL PETROLEUM CORPORATION | S | Equity |
| OZK | Bank OZK | S | Equity |
| P | Everpure, Inc. | S | Equity |
| PAA | PLAINS ALL AMERICAN PIPELINE, LP | S | Equity |
| PAAS | PAN AMERICAN SILVER CORPORATION | S | Equity |
| PACB | Pacific Biosciences of California Inc | S | Equity |
| PACK | RANPAK HOLDINGS CORP | S | Equity |
| PACS | PACS Group, Inc. | S | Equity |
| PAG | Penske Automotive Group Inc | S | Equity |
| PAGP | PLAINS GP HOLDINGS, L.P. | S | Equity |
| PAGS | PagSeguro Digital Ltd. | S | Equity |
| PAL | PROFICIENT AUTO LOGISTICS INC | S | Equity |
| PALL | ABRDN PHYSICAL PALLADIUM SHARES ETF | S | ETF |
| PAM | Pampa Energía S.A. | S | Equity |
| PANL | PANGAEA LOGISTICS SOLUTIONS LTD. | S | Equity |
| PANW | Palo Alto Networks Inc | S | Equity |
| PAR | PAR Technology Corporation | S | Equity |
| PARR | Par Pacific Holdings, Inc. | S | Equity |
| PATH | UIPATH INC | S | Equity |
| PATK | Patrick Industries, Inc. | S | Equity |
| PAVE | Global X U.S. Infrastructure Development ETF | S | ETF |
| PAX | PATRIA INVESTMENT LTD | S | Equity |
| PAY | PAYMENTUS HOLDINGS, INC | S | Equity |
| PAYC | Paycom Software, Inc. | S | Equity |
| PAYO | Payoneer Global Inc. | S | Equity |
| PAYS | PaySign, Inc. | S | Equity |
| PAYX | PAYCHEX, INC | S | Equity |
| PBA | Pembina Pipeline Corporation | S | Equity |
| PBF | PBF ENERGYINC. | S | Equity |
| PBI | PITNEY BOWES INC. | S | Equity |
| PBR | PETROLEO BRASILEIRO PETROBRAS SA | S | Equity |
| PBRA | Petroleo Brasileiro S.A. - Petrobras | S | Equity |
| PBT | PERMIAN BASIN ROYALTY TRUST | S | Equity |
| PBYI | PUMA BIOTECHNOLOGY, INC. | S | Equity |
| PCAR | PACCAR INC. | S | Equity |
| PCG | PG & E CORP | S | Equity |
| PCOR | PROCORE TECH. | S | Equity |
| PCRX | Pacira Pharmaceuticals, Inc./DE | S | Equity |
| PCT | PURECYCLE TECHNOLOGIES INC | S | Equity |
| PCTY | Paylocity Holding Corporation | S | Equity |
| PCVX | VAXCYTE, INC. | S | Equity |
| PD | PagerDuty, Inc. | S | Equity |
| PDBC | INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| PDD | Pinduoduo Inc. | S | Equity |
| PDS | Precision Drilling Corporation | S | Equity |
| PDSB | PDS BIOTECHNOLOGY CORP. | S | Equity |
| PDYN | PALLADYNE AI CORP. | S | Equity |
| PEB | Pebblebrook Hotel Trust | S | Equity |
| PEG | PUBLIC SERVICE ENT GROUP INC | S | Equity |
| PEGA | Pegasystems, Inc. | S | Equity |
| PENG | Penguin Solutions, Inc. | S | Equity |
| PENN | PENN NATIONAL GAMING INC | S | Equity |
| PEP | PEPSICO, INC. | S | Equity |
| PEPG | PEPGEN INC. | S | Equity |
| PERI | Perion Network Ltd. | S | Equity |
| PESI | Perma-Fix Environmental Services, Inc. | S | Equity |
| PETS | PETMED EXPRESS, INC. | S | Equity |
| PEW | GrabAGun Digital Holdings Inc. | S | Equity |
| PEY | Invesco High Yield Equity Dividend Achievers ETF | S | ETF |
| PFE | PFIZER INC. | S | Equity |
| PFF | iShares US Preferred Stock | S | ETF |
| PFFD | GLOBAL X U.S. PREFERRED ETF | S | ETF |
| PFG | PRINCIPAL FINANCIAL GROUP, INC. | S | Equity |
| PFGC | Performance Food Group Company | S | Equity |
| PFLT | Pennantpark Floating Rate Capital Ltd | S | Equity |
| PFSI | PennyMac Financial Services, Inc. | S | Equity |
| PG | PROCTER & GAMBLE COMPANY | S | Equity |
| PGEN | Precigen, Inc. | S | Equity |
| PGF | PowerShares Financial Preferred ETF | S | ETF |
| PGJ | PowerShares Golden Dragon China Portfolio | S | ETF |
| PGNY | Progyny Inc | S | Equity |
| PGR | PROGRESSIVE CORPORATION | S | Equity |
| PGY | PAGAYA TECHNOLOGIES LTD | S | Equity |
| PH | PARKER-HANNIFIN CORP | S | Equity |
| PHAT | PHATHOM PHARMACEUTICALS, INC. | S | Equity |
| PHG | Koninklijke Philips N.V | S | Equity |
| PHIN | PHINIA INC. | S | Equity |
| PHM | PULTEGROUP, INC. | S | Equity |
| PHR | PHREESIA, INC. | S | Equity |
| PHUN | PHUNWARE, INC. | S | Equity |
| PI | Impinj, Inc. | S | Equity |
| PICK | iShares MSCI Global Metals & Mining Producers ETF | S | ETF |
| PII | POLARIS INDUSTRIES, INC. | S | Equity |
| PINS | Pinterest, Inc. | S | Equity |
| PIPR | Piper Sandler Companies | S | Equity |
| PJT | PJT Partners Inc. | S | Equity |
| PK | Park Hotels & Resorts Inc. | S | Equity |
| PKE | Park Aerospace Corp. | S | Equity |
| PKG | PACKAGING CORP OF AMERICA | S | Equity |
| PKX | POSCO | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| PL | Planet Labs PBC | S | Equity |
| PLAB | Photronics Inc. | S | Equity |
| PLAY | Dave & Buster's Entertainment, Inc. | S | Equity |
| PLBY | PLBY GROUP, INC. | S | Equity |
| PLCE | CHILDREN'S PLACE RETAIL | S | Equity |
| PLD | PROLOGIS INC. | S | Equity |
| PLG | PLATINUM GROUP METALS LTD. | S | Equity |
| PLMR | Palomar Holdings, Inc | S | Equity |
| PLNT | Planet Fitness, Inc. | S | Equity |
| PLRX | PLIANT THERAPEUTICS, INC. | S | Equity |
| PLSE | Pulse Biosciences, Inc. | S | Equity |
| PLTK | PLAYTIKA HOLDING CORP. | S | Equity |
| PLTR | Palantir Technologies Inc. | S | Equity |
| PLTU | DIREXION DAILY PLTR BULL 2X SHARES | S | ETF |
| PLTY | YIELDMAX PLTR OPTION INCOME STRATEGY ETF | S | ETF |
| PLUG | PLUG POWER INC | S | Equity |
| PLX | Protalix BioTherapeutics Inc. | S | Equity |
| PM | PHILIP MORRIS INTERNATIONAL, INC. | S | Equity |
| PMT | Pennymac Mortgage Investment Trust | S | Equity |
| PNC | PNC FINANCIAL SERVICES GROUP INC. | S | Equity |
| PNFP | Pinnacle Financial Partners, Inc. | S | Equity |
| PNNT | PennantPark Investment Corp | S | Equity |
| PNR | Pentair plc | S | Equity |
| PNW | Pinnacle West Capital Corporation | S | Equity |
| PODD | Insulet Corporation | S | Equity |
| POET | POET Technologies Inc. | S | Equity |
| PONY | PONY AI INC. | S | Equity |
| POOL | Pool Corporation | S | Equity |
| POR | PORTLAND GENERAL ELECTRIC COMPANY | S | Equity |
| POST | Post Holdings, Inc. | S | Equity |
| POWI | Power Integrations Inc | S | Equity |
| POWL | POWELL INDUSTRIES, INC. | S | Equity |
| POWW | AMMO INC | S | Equity |
| PPA | INVESCO AEROSPACE & DEFENSE ETF | S | ETF |
| PPC | PILGRIMS PRIDE CORP | S | Equity |
| PPG | PPG INDUSTRIES INC. | S | Equity |
| PPH | Market Vectors Pharmaceutical ETF | S | ETF |
| PPIH | PERMA-PIPE INTERNATIONAL HOLDINGS INC | S | Equity |
| PPL | PPL CORPORATION | S | Equity |
| PPLI | People Incorporated | S | Equity |
| IAC | People Incorporated | S | Equity |
| PPLT | ABRDN PHYSICAL PLATINUM SHARES ETF | S | ETF |
| PPTA | PERPETUA RESOURCES CORP. | S | Equity |
| PR | Permian Resources Corporation | S | Equity |
| PRA | ProAssurance Corporation | S | Equity |
| PRAA | PRA GROUP, INC. | S | Equity |
| PRAX | PRAXIS PRECISION MEDICINES, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| PRCH | PORCH GROUP, INC. | S | Equity |
| PRCT | PROCEPT BIOROBOTICS CORP. | S | Equity |
| PRDO | Perdoceo Education Corporation | S | Equity |
| PRG | PROG Holdings, Inc. | S | Equity |
| PRGO | PERRIGO COMPANY | S | Equity |
| PRGS | Progress Software Corporation | S | Equity |
| PRIM | Primoris Services Corporation | S | Equity |
| PRKS | o United Parks & Resorts Inc. | S | Equity |
| PRLB | Proto Labs Inc | S | Equity |
| PRLD | PRELUDE THERAPEUTICS, INC. | S | Equity |
| PRM | PERIMETER SOLUTIONS SA | S | Equity |
| PRMB | Primo Brands Corporation | S | Equity |
| PRME | PRIME MEDICINE, INC. | S | Equity |
| PROK | PROKIDNEY CORP. CLASS A | S | Equity |
| PROP | PRAIRIE OPERATING CO. | S | Equity |
| PRPL | Purple Innovation, Inc. | S | Equity |
| PRQR | Proqr Therapeutics N.V. | S | Equity |
| PRTA | PROTHENA CORPORATION PLC | S | Equity |
| PRTS | CarParts.com, Inc | S | Equity |
| PRU | PRUDENTIAL FINANCIAL, INC. | S | Equity |
| PRVA | PRIVIA HEALTH GROUP INC | S | Equity |
| PS | Pershing Square Inc. | S | Equity |
| PSA | Public Storage | S | Equity |
| PSEC | Prospect Captial Corporation | S | Equity |
| PSFE | Paysafe Limited | S | Equity |
| PSIX | POWER SOLUTIONS INTERNATIONAL, INC. | S | Equity |
| PSKY | Paramount Skydance Corporation | S | Equity |
| PSMT | PriceSmart, Inc. | S | Equity |
| PSN | Parsons Corporation | S | Equity |
| PSNL | PERSONALIS, INC. | S | Equity |
| PSNY | Polestar Automotive Holding UK PLC | S | Equity |
| PSQ | ProShares Short QQQ | S | ETF |
| PSQH | PSQ Holdings, Inc. (PSQH) | S | Equity |
| PSTL | POSTAL REALTY TRUST INC CL A | S | Equity |
| PSX | PHILLIPS 66 | S | Equity |
| PTC | PTC Inc. | S | Equity |
| PTCT | PTC Therapeutics, Inc. | S | Equity |
| PTEN | PATTERSON-UTI ENERGY INC. | S | Equity |
| PTF | Invesco Dorsey Wright Technology Momentum ETF | S | ETF |
| PTGX | PROTAGONIST THERAPEUTICS, INC. | S | Equity |
| PTIR | GraniteShares 2x Long PLTR Daily ETF | S | ETF |
| PTLO | PORTILLOS INC | S | Equity |
| PTON | Peloton Interactive, Inc. | S | Equity |
| PTRN | PATTERN GROUP INC. | S | Equity |
| PUBM | PUBMATIC INC | S | Equity |
| PUMP | ProPetro Holding Corp. | S | Equity |
| PURR | HYPERLIQUID STRATEGIES INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| PUSA | Aureus Greenway Holdings Inc. | S | Equity |
| PVH | PVH Corp. | S | Equity |
| PVL | Permianville Royalty Trust | S | Equity |
| PVLA | PALVELLA THERAPEUTICS, INC. | S | Equity |
| PWP | Perella Weinberg Partners | S | Equity |
| PWR | QUANTA SERVICES, INC. | S | Equity |
| PYPL | PayPal Holdings, Inc. | S | Equity |
| PYXS | PYXIS ONCOLOGY, INC. | S | Equity |
| PZZA | Papa John's International, Inc. | S | Equity |
| Q | QNITY ELECTRONICS INC. | S | Equity |
| QBTS | D-WAVE QUANTUM INC. | S | Equity |
| QBTX | TRADR 2X LONG QBTS DAILY ETF | S | ETF |
| QCML | GRANITESHARES 2X LONG QCOM DAILY ETF | S | ETF |
| QCOM | QUALCOMM INCORPORATED | S | Equity |
| QDEL | QUIDEL CORPORATION | S | Equity |
| QDTE | Roundhill Innovation-100 0DTE Covered Call Strategy ETF | S | ETF |
| QFIN | 360 DIGITECH, INC. | S | Equity |
| QGEN | QIAGEN N V | S | Equity |
| QID | PROSHARES ULTRASHORT QQQ | S | ETF |
| QLD | PROSHARES ULTRA QQQ | S | ETF |
| QLYS | QUALYS, INC. | S | Equity |
| QNST | Quinstreet, Inc. | S | Equity |
| QQQ | INVESCO QQQ Trust | S | ETF |
| QQQE | Direxion NASDAQ-100 Equal Weighted Index Shares | S | ETF |
| QQQI | NEOS NASDAQ 100 HIGH INCOME ETF | S | ETF |
| QQQJ | INVESCO NASDAQ NEXT GEN 100 ETF | S | Equity |
| QQQM | INVESCO NASDAQ 100 ETF | S | ETF |
| QQQY | DEFIANCE NASDAQ 100 ENHANCED OPTIONS INCOME ETF | S | ETF |
| QRHC | QUEST RESOURCE HOLDING CORPORATION | S | Equity |
| QRVO | Qorvo, Inc. | S | Equity |
| QS | QuantumScape Corporation | S | Equity |
| QSI | Quantum-Si Incorporated | S | Equity |
| QSR | Restaurant Brands International Inc. | S | Equity |
| QTRX | QUANTERIX CORPORATION | S | Equity |
| QTUM | DEFIANCE QUANTUM ETF | S | ETF |
| QTWO | Q2 Holdings, Inc. | S | Equity |
| QUAD | Quad/Graphics, Inc. | S | Equity |
| QUAL | iShares MSCI USA Quality Factor ETF | S | ETF |
| QUBT | QUANTUM COMPUTING INC. | S | Equity |
| QUBX | TRADR 2X LONG QUBT DAILY ETF | S | ETF |
| QUIK | QuickLogic Corporation | S | Equity |
| QURE | uniQure N.V. | S | Equity |
| QXO | QXO, INC. | S | Equity |
| QYLD | GLOBAL X NASDAQ 100 COVERED CALL ETF | S | ETF |
| R | RYDER SYSTEMS INC. | S | Equity |
| RACE | Ferrari N.V. | S | Equity |
| RAIL | Freight Car America Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| RAL | RALLIANT CORPORATION | S | Equity |
| RAMP | LiveRamp Holdings, Inc. | S | Equity |
| RANI | RANI THERAPEUTICS HOLDINGS, INC. | S | Equity |
| RAPP | RAPPORT THERAPEUTICS, INC. | S | Equity |
| RARE | Ultragenyx Pharmaceutical Inc. | S | Equity |
| RBA | Ritchie Bros. Auctioneers Incorporated | S | Equity |
| RBBN | Ribbon Communications Inc | S | Equity |
| RBLX | Roblox Corporation | S | Equity |
| RBRK | Rubrik, Inc. | S | Equity |
| RC | Ready Capital Corporation | S | Equity |
| RCAT | RED CAT HOLDINGS, INC. | S | Equity |
| RCEL | Avita Therapeutics, Inc. | S | Equity |
| RCI | Rogers Communication, Inc. | S | Equity |
| RCKT | Rocket Pharmaceuticals, Inc. | S | Equity |
| RCL | ROYAL CARIBBEAN CRUISES LTD. | S | Equity |
| RCON | RECON TECHNOLOGY LTD. | S | Equity |
| RCUS | Arcus Biosciences, Inc. | S | Equity |
| RDDT | Reddit, Inc. | S | Equity |
| RDI | Reading International Inc | S | Equity |
| RDN | RADIAN GROUP INC. | S | Equity |
| RDNT | RadNet, Inc. | S | Equity |
| RDNW | RideNow Group, Inc | S | Equity |
| RDTL | GRANITESHARES 2X LONG RDDT DAILY ETF | S | ETF |
| RDW | Redwire Corporation | S | Equity |
| RDWR | RADWARE LTD. | S | Equity |
| RDY | Dr. Reddy's Laboratories Limited | S | Equity |
| REAL | RealReal Inc | S | Equity |
| REAX | REAL BROKERAGE INC. | S | Equity |
| REE | REE Automotive Ltd. | S | Equity |
| REFR | Research Frontiers Inc. | S | Equity |
| REG | REGENCY CENTERS CORP | S | Equity |
| REGN | REGENERON PHARMACEUTICALS | S | Equity |
| REI | Ring Energy, Inc. | S | Equity |
| REK | ProShares Short Real Estate | S | ETF |
| REKR | REKOR SYSTEMS, INC. | S | Equity |
| RELL | Richardson Electronics Ltd | S | Equity |
| RELX | RELX PLC | S | Equity |
| RELY | REMITLY GLOBAL, INC | S | Equity |
| REM | ISHARES MORTGAGE REAL ESTATE ETF | S | ETF |
| REMX | Market Vectors Rare Earth/Strategic Metals ETF | S | ETF |
| REPL | REPLIMUNE GROUP, INC. | S | Equity |
| RES | RPC INC | S | Equity |
| RETL | Direxion Daily Retail Bull 3X Shares | S | ETF |
| REX | REX AMERICAN RESOURCES CORP | S | Equity |
| REXR | Rexford Industrial Realty, Inc. | S | Equity |
| REYN | REYNOLDS CONSUMER PRODUCTS | S | Equity |
| REZI | Resideo Technologies Inc | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| RF | REGIONS FINANCIAL CORPORATION | S | Equity |
| RFIL | RF Industries, Ltd. | S | Equity |
| RGA | Reinsurance Group of America Inc | S | Equity |
| RGC | REGENCELL BIOSCIENCE HOLDINGS LIMITED | S | Equity |
| RGEN | Repligen Corporation | S | Equity |
| RGLD | ROYAL GOLD, INC. | S | Equity |
| RGNX | REGENXBIO Inc. | S | Equity |
| RGP | Resources Connection, Inc. | S | Equity |
| RGR | STURM, RUGER & COMPANY INC. | S | Equity |
| RGTI | Rigetti Computing, Inc | S | Equity |
| RGTX | Defiance Daily Target 2X Long RGTI ETF | S | ETF |
| RH | RESTORATION HARDWARE HOLDINGS, INC | S | Equity |
| RHI | ROBERT HALF INTERNATIONAL | S | Equity |
| RHP | Ryman Hospitality Properties, Inc.(Stk Div) | S | Equity |
| RICK | RCI HOSPITALITY HOLDINGS, INC. | S | Equity |
| RIG | TRANSOCEAN LTD. | S | Equity |
| RIGL | Rigel Pharmaceuticals, Inc. | S | Equity |
| RILY | B Riley Financial Inc | S | Equity |
| RIO | RIO TINTO PLC | S | Equity |
| RIOT | Riot Blockchain, Inc. | S | Equity |
| RIOX | DEFIANCE DAILY TARGET 2X LONG RIOT ETF | S | ETF |
| RITM | Rithm Capital Corporation | S | Equity |
| RIVN | Rivian Automotive, Inc. | S | Equity |
| RJF | RAYMOND JAMES FINANCIAL INC | S | Equity |
| RKLB | Rocket Lab Corporation | S | Equity |
| RKLX | DEFIANCE DAILY TARGET 2X LONG RKLB ETF | S | ETF |
| RKT | Rocket Companies, Inc. | S | Equity |
| RL | RALPH LAUREN CORPORATION | S | Equity |
| RLAY | RELAY THERAPEUTICS INC | S | Equity |
| RLGT | Radiant Logistics, Inc. | S | Equity |
| RLI | RLI Corporation | S | Equity |
| RLMD | RELMADA THERAPEUTICS INC | S | Equity |
| RLX | RLX TECHNOLOGY INC | S | Equity |
| RMAX | RE/MAX Holdings Inc. | S | Equity |
| RMBS | RAMBUS INC | S | Equity |
| RMD | RESMED, INC. | S | Equity |
| RMNI | RIMINI STREET, INC. | S | Equity |
| RMTI | Rockwell Medical, Inc. | S | Equity |
| RNG | RINGCENTRAL, INC. | S | Equity |
| RNR | RENAISSANCERE HOLDINGS LTD. | S | Equity |
| RNW | ReNew Energy Global plc | S | Equity |
| ROAD | CONSTRUCTION PARTNERS, INC | S | Equity |
| ROBN | T-REX 2X LONG HOOD DAILY TARGET ETF | S | ETF |
| ROG | ROGERS CORPORATION | S | Equity |
| ROIV | ROIVANT SCIENCES LTD | S | Equity |
| ROK | ROCKWELL AUTOMATION | S | Equity |
| ROKU | Roku, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| ROL | Rollins, Inc. | S | Equity |
| ROM | ProShares Ultra Technology | S | ETF |
| ROOT | ROOT, INC. DELAWARE | S | Equity |
| ROP | Roper Technologies, Inc. | S | Equity |
| ROST | ROSS STORES INC. | S | Equity |
| RPAR | RPAR RISK PARITY | S | Equity |
| RPAY | REPAY HOLDINGS CORP. | S | Equity |
| RPC | Ridgepost Capital, Inc. | S | Equity |
| RPD | Rapid7, Inc. | S | Equity |
| RPM | RPM INTERNATIONAL, INC | S | Equity |
| RPRX | ROYALTY PHARMA PLC | S | Equity |
| RR | RICHTECH ROBOTICS INC. | S | Equity |
| RRC | RANGE RESOURCES CORPORATION | S | Equity |
| RRGB | Red Robin Gourmet Burgers, Inc. | S | Equity |
| RRR | Red Rock Resorts, Inc. | S | Equity |
| RRX | Regal Rexnord Corporation | S | Equity |
| RS | RELIANCE STEEL & ALUMINUM CO. | S | Equity |
| RSG | REPUBLIC SERVICES | S | Equity |
| RSI | Rush Street Interactive, Inc. | S | Equity |
| RSKD | RISKIFIED LTD. | S | Equity |
| RSP | Invesco S&P 500 Equal Weight ETF | S | ETF |
| RSVR | RESERVOIR MEDIA, INC. | S | Equity |
| RTO | RENTOKIL INITIAL PLC | S | Equity |
| RTX | Raytheon Technologies Corporation | S | Equity |
| RUM | Rumble Inc. | S | Equity |
| RUN | Sunrun Inc. | S | Equity |
| RVLV | Revolve Group, Inc. | S | Equity |
| RVMD | REVOLUTION MEDICINES, INC. | S | Equity |
| RVTY | Revvity, Inc. | S | Equity |
| RWAY | RUNWAY GROWTH FINANCE CORP. | S | Equity |
| RWM | ProShares Short Russell2000 | S | ETF |
| RWT | REDWOOD TRUST, INC. | S | Equity |
| RXO | RXO, INC. | S | Equity |
| RXRX | RECURSION PHARMACEUTICALS | S | Equity |
| RXST | RXSIGHT, INC. | S | Equity |
| RXT | RACKSPACE TECHNOLOGY, INC. | S | Equity |
| RY | ROYAL BANK OF CANADA | S | Equity |
| RYAAY | Ryanair Holdings plc | S | Equity |
| RYAM | RAYONIER ADVANCED MATERIALS INC. | S | Equity |
| RYAN | RYAN SPECIALITY GROUP | S | Equity |
| RYLD | GLOBAL X FDS RUSSELL 2000 | S | ETF |
| RYN | Rayonier Inc. | S | Equity |
| RYTM | Rhythm Pharmaceuticals, Inc | S | Equity |
| RZLT | REZOLUTE, INC | S | Equity |
| RZLV | REZOLVE AI LIMITED | S | Equity |
| S | SENTINELONE, INC | S | Equity |
| SA1 | SEABRIDGE GOLD INC | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SA | SEABRIDGE GOLD INC | S | Equity |
| SABR | SABRE CORPORATION | S | Equity |
| SACH | SACHEM CAPITAL CORP. | S | Equity |
| SAFE | Safehold Inc | S | Equity |
| SAFT | Safety Insurance Group Inc. | S | Equity |
| SAH | SONIC AUTOMOTIVE,INC. | S | Equity |
| SAIA | Saia, Inc. | S | Equity |
| SAIC | Science Applications International Corporation | S | Equity |
| SAIL | SailPoint, Inc. | S | Equity |
| SAM | Boston Beer Company, Inc. | S | Equity |
| SAN | BANCO SANTANDER, S.A. | S | Equity |
| SANA | SANA BIOTECHNOLOGY INC. | S | Equity |
| SANM | Sanmina Corporation | S | Equity |
| SAP | SAP AG | S | Equity |
| SARK | TUTTLE CAPITAL SHORT INNOVATION ETF | S | ETF |
| SARO | StandardAero, Inc. | S | Equity |
| SATL | SATELLOGIC INC | S | Equity |
| SATS | EchoStar Corp | S | Equity |
| SB | Safe Bulkers Inc. | S | Equity |
| SBAC | SBA COMMUNICATION CORP | S | Equity |
| SBET | SHARPLINK GAMING INC | S | Equity |
| SBGI | SINCLAIR BROADCASTING GRP | S | Equity |
| SBH | Sally Beauty Holdings Inc | S | Equity |
| SBIT | PROSHARES ULTRASHORT BITCOIN ETF | S | ETF |
| SBLK | Star Bulk Carriers Corporation | S | Equity |
| SBRA | Sabra Health Care REIT, Inc. | S | Equity |
| SBS | Companhia de Saneamento Basico do Estado de Sao Paulo | S | Equity |
| SBSW | Sibanye-Stillwater | S | Equity |
| SBUX | STARBUCKS CORPORATION | S | Equity |
| SCCO | SOUTHERN COPPER CORPORATION | S | Equity |
| SCHB | Schwab US Broad Market ETF | S | ETF |
| SCHD | Schwab US Dividend Equity ETF | S | ETF |
| SCHG | Schwab U.S. Large-Cap Growth ETF | S | ETF |
| SCHL | Scholastic Corporation | S | Equity |
| SCHO | SCHWAB SHORT-TERM US TREASURY ETF | S | ETF |
| SCHP | Schwab U.S. TIPs ETF | S | ETF |
| SCHW | THE CHARLES SCHWAB CORPORATION | S | Equity |
| SCI | SERVICE CORPORATION INTERNATIONAL | S | Equity |
| SCM | Stellus Capital Investment Corp | S | Equity |
| SCO | ProShare UltraShort DJ UBS Crude Oil | S | ETF |
| SCO1 | ProShare UltraShort DJ UBS Crude Oil | S | ETF |
| SCSC | SCANSOURCE, INC. | S | Equity |
| SCVL | Shoe Carnival Inc | S | Equity |
| SCYX | SCYNEXIS, Inc. | S | Equity |
| SD | SandRidge Energy, Inc. | S | Equity |
| SDGR | SCHRODINGER, INC. | S | Equity |
| SDIV | Global X SuperDividend ETF | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SDOW | ProShares UltraPro Short Dow30 | S | ETF |
| SDRL | SEADRILL LIMITED | S | Equity |
| SDS | PROSHARES ULTRASHORT S&P500 | S | ETF |
| SDS1 | PROSHARES ULTRASHORT S&P500 | S | ETF |
| SDY | SPDR S&P Dividend ETF | S | ETF |
| SE | Sea Limited | S | Equity |
| SEDG | SolarEdge Technologies, Inc. | S | Equity |
| SEI | Solaris Energy Infrastructure, Inc. | S | Equity |
| SEIC | SEI INVESTMENTS CO | S | Equity |
| SEM | Select Medical Holdings Corporation | S | Equity |
| SENS | Senseonics Holdings Inc. | S | Equity |
| SEPN | SEPTERNA, INC. | S | Equity |
| SERV | SERVE ROBOTICS INC. | S | Equity |
| SES | SES AI Corporation | S | Equity |
| SEV | APTERA MOTORS CORP. | S | Equity |
| SEZL | SEZZLE INC | S | Equity |
| SF | Stifel Financial Corp. | S | Equity |
| SFD | Smithfield Foods, Inc. | S | Equity |
| SFIX | Stitch Fix, Inc. | S | Equity |
| SFL | SHIP FINANCE INTERNATIONAL LIMITED | S | Equity |
| SFM | SPROUTS FARMERS MARKET, INC. | S | Equity |
| SG | SWEETGREEN, INC. | S | Equity |
| SGHC | Super Group | S | Equity |
| SGHT | SIGHT SCIENCES, INC. | S | Equity |
| SGI | Somnigroup International Inc. | S | Equity |
| SGML | SIGMA LITHIUM CORP | S | Equity |
| SGMT | SAGIMET BIOSCIENCES INC. | S | Equity |
| SGOL | ETFS Physical Swiss Gold Shares ETF | S | ETF |
| SGOV | ISHARES 0-3 MONTH TREASURY BOND ETF | S | ETF |
| SGRY | Surgery Partners Inc. | S | Equity |
| SH | ProShares Short S&P 500 | S | ETF |
| SHAK | Shake Shack Inc. | S | Equity |
| SHC | SOTERA HEALTH COMPANY | S | Equity |
| SHEL | Shell plc | S | Equity |
| SHIP | SEANERGY MARITIME HOLDINGS CORP | S | Equity |
| SHLD | GLOBAL X DEFENSE TECH ETF | S | ETF |
| SHLS | SHOALS TECHNOLOGIES GROUP | S | Equity |
| SHO | Sunstone Hotel Investors, Inc. | S | Equity |
| SHOO | STEVEN MADDEN, LTD. | S | Equity |
| SHOP | Shopify Inc. | S | Equity |
| SHW | THE SHERWIN-WILLIAMS COMPANY | S | Equity |
| SHY | Ishares Barclays 1-3 Year Treasury Bond | S | ETF |
| SIBN | SI-BONE, INC. | S | Equity |
| SID | COMPANHIA SIDERURGICAL NACIONAL ADR | S | Equity |
| SIDU | SIDUS SPACE, INC. | S | Equity |
| SIEB | Siebert Financial Corp | S | Equity |
| SIG | SIGNET JEWELERS LIMITEDSHS | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SIGA | SIGA Technologies Inc. | S | Equity |
| SII | Sprott Inc | S | Equity |
| SIL | Global X Silver Miners ETF | S | ETF |
| SILJ | ETFMG Prime Junior Silver ETF | S | ETF |
| SIMO | Silicon Motion Technology Corp. | S | Equity |
| SIRI | SIRIUS XM RADIO INC. | S | Equity |
| SITC | SITE Centers Corporation | S | Equity |
| SITE | SiteOne Landscape Supply, Inc. | S | Equity |
| SITM | SITIME CORP | S | Equity |
| SIVR | ETFS Physical Silver | S | ETF |
| SJM | J M SMUCKER COMPANY (THE) | S | Equity |
| SJNK | SPDR Barclays Short Term High Yield Bond ETF | S | ETF |
| SJT | San Juan Basin Royalty Trust | S | Equity |
| SKE | SKEENA RESOURCES LIMITED | S | Equity |
| SKF | ProShares UltraShort Financials | S | ETF |
| SKIN | The Beauty Health Company | S | Equity |
| SKLZ | Skillz Inc. | S | Equity |
| SKM | SK TELECOM CO. LTD | S | Equity |
| SKT | Tanger Factory Outlet Centers, Inc. | S | Equity |
| SKY | Skyline Champion Corporation | S | Equity |
| SKYE | SKYE BIOSCIENCE, INC. | S | Equity |
| SKYT | SKYWATER TECHNOLOGY INC | S | Equity |
| SKYW | SkyWest Inc. | S | Equity |
| SKYY | First Trust ISE Cloud Computing Index Fund | S | ETF |
| SLAB | SILICON LABORATORIES INC. | S | Equity |
| SLAI | SOLAI Limited | S | Equity |
| SLB | SCHLUMBERGER LIMITED | S | Equity |
| SLDB | SOLID BIOSCIENCES, INC | S | Equity |
| SLDE | SLIDE INSURANCE HOLDINGS, INC. | S | Equity |
| SLDP | Solid Power, Inc. | S | Equity |
| SLF | SUN LIFE FINANCIAL INC. | S | Equity |
| SLG | SL Green Realty Corp. | S | Equity |
| SLGN | Silgan Holdings Inc. | S | Equity |
| SLI | STANDARD LITHIUM LTD. | S | Equity |
| SLM | SLM CORP | S | Equity |
| SLP | Simulations Plus, Inc | S | Equity |
| SLQT | SELECTQUOTE, INC. | S | Equity |
| SLS | SELLAS LIFE SCIENCES GROUP, INC. | S | Equity |
| SLV | ISHARES SILVER TRUST | S | ETF |
| SLVM | SYLVAMO CORPORATION | S | Equity |
| SLVP | ISHARES MSCI GLOBAL SILVER MINERS ETF | S | ETF |
| SLVR | SPROTT SILVER MINERS & PHYSICAL SILVER ETF | S | ETF |
| SM | SM Energy Company | S | Equity |
| SMCI | SUPER MICRO COMPUTER INC | S | Equity |
| SMCL | GraniteShares 2x Long SMCI Daily ETF | S | ETF |
| SMCX | Defiance Daily Target 2X Long SMCI ETF | S | ETF |
| SMCY | YIELDMAX SMCI OPTION INCOME STRATEGY ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SMFG | SUMITOMO MITSUI FINANCIAL GROUP, INC. | S | Equity |
| SMG | The Scotts Miracle-Gro Company | S | Equity |
| SMH | MARKET VECTORS SEMICONDUCTOR ETF | S | ETF |
| SMHI | SEACOR MARINE HOLDINGS INC | S | Equity |
| SMMT | Summit Therapeutics Inc. | S | Equity |
| SMPL | Simply Good Foods Co | S | Equity |
| SMR | NuScale Power Corporation | S | Equity |
| SMRT | SmartRent, Inc. | S | Equity |
| SMST | Tidal Trust II Defiance Daily Target 2x Short MSTR | S | ETF |
| SMTC | SEMTECH CORPORATION | S | Equity |
| SMU | TRADR 2X LONG SMR DAILY ETF | S | ETF |
| SMWB | SIMILARWEB LTD.SIMILARWEB LTD. | S | Equity |
| SN | SHARKNINJA INC | S | Equity |
| SNA | SNAP-ON INCORPORATED | S | Equity |
| SNAP | Snap, Inc | S | Equity |
| SNBR | Sleep Number Corporation | S | Equity |
| SND | Smart Sand, Inc. | S | Equity |
| SNDK | SANDISK CORPORATION | S | Equity |
| SNDL | SNDL Inc | S | Equity |
| SNDR | Schneider National, Inc | S | Equity |
| SNDU | T-REX 2X LONG SNDK DAILY TARGET ETF | S | ETF |
| SNDX | Syndax Pharmaceuticals, Inc | S | Equity |
| SNOW | Snowflake Inc. | S | Equity |
| SNPS | Synopsys Inc. | S | Equity |
| SNX | Synnex Corporation | S | Equity |
| SNXX | TRADR 2X LONG SNDK DAILY ETF | S | ETF |
| SNY | Sanofi | S | Equity |
| SO | SOUTHERN COMPANY | S | Equity |
| SOBO | South Bow Corporation | S | Equity |
| SOC | SABLE OFFSHORE CORP. | S | Equity |
| SOFI | SoFi Technologies, Inc. | S | Equity |
| SOFX | DEFIANCE DAILY TARGET 2X LONG SOFI ETF | S | ETF |
| SOHU | SOHU.COM INC. | S | Equity |
| SOLS | Solstice Advanced Materials, Inc. | S | Equity |
| SOLT | VOLATILITY SHARES TRUST 2X SOLANA ETF | S | ETF |
| SOLT1 | VOLATILITY SHARES TRUST 2X SOLANA ETF | S | ETF |
| SOLV | SOLVENTUM CORPORATION | S | Equity |
| SOLZ | SOLANA ETF | S | ETF |
| SON | Sonoco Products Co. | S | Equity |
| SONO | Sonos, Inc. | S | Equity |
| SONY | Sony Group Corporation | S | Equity |
| SOUN | SOUNDHOUND AI, INC | S | Equity |
| SOXL | DIREXION DAILY SEMICONDUCTOR BULL 3X ETF | S | ETF |
| SOXS1 | Direxion Daily Semiconductor Bear 3X ETF | S | ETF |
| SOXS | Direxion Daily Semiconductor Bear 3X ETF | S | ETF |
| SOXX | iShares PHLX Semiconductor Index Fund | S | ETF |
| SOYB | Teucrium Soybean ETF | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SPB | Spectrum Brands Holdings Inc. | S | Equity |
| SPCE | Virgin Galactic Holdings, Inc. | S | Equity |
| SPDN | Direxion Daily S&P 500 Bear 1X Shares | S | ETF |
| SPG | SIMON PROPERTY GROUP INC. | S | Equity |
| SPGI | S&P Global Inc. | S | Equity |
| SPH | Suburban Propane Partners, L.P. | S | Equity |
| SPHB | Invesco S&P 500 High Beta ETF | S | ETF |
| SPHD | Invesco S&P 500 High Dividend Low Volatility ETF | S | ETF |
| SPHR | Sphere Entertainment Co. | S | Equity |
| SPIR | Spire Global, Inc. | S | Equity |
| SPLV | PowerShares S&P 500 Low Volatility ETF | S | ETF |
| SPMO | INVESCO S&P 500 MOMENTUM ETF | S | ETF |
| SPOT | Spotify Technology S.A. | S | Equity |
| SPRO | Spero Therapeutics Inc | S | Equity |
| SPRU | Spruce Power Holding Corporation | S | Equity |
| SPRY | ARS Pharmaceuticals, Inc. | S | Equity |
| SPSC | SPS Commerce, Inc. | S | Equity |
| SPSM | SPDR Portfolio S&P 600 Small Cap ETF | S | ETF |
| SPT | SPROUT SOCIAL INC | S | Equity |
| SPTL | SPDR PORTFOLIO LONG TERM TREASURY ETF | S | ETF |
| SPWH | Sportsman's Warehouse Holdings, Inc. | S | Equity |
| SPXC | SPX Corporation | S | Equity |
| SPXL | Direxion Daily S&P 500 Bull 3X Shares | S | ETF |
| SPXS1 | Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse | S | ETF |
| SPXS | Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse | S | ETF |
| SPXU | PROSHARES ULTRAPRO SHORT S&P500 | S | ETF |
| SPXU2 | PROSHARES ULTRAPRO SHORT S&P500 | S | ETF |
| SPY | SPDR S&P 500 TRUST | S | ETF |
| SPYD | SPDR PORTFOLIO S&P 500 HIGH DIVIDEND | S | ETF |
| SPYG | SPDR PORTFOLIO S&P 500 GROWTH ETF | S | ETF |
| SPYI | NEOS S&P 500 HIGH INCOME ETF | S | ETF |
| SPYM | State Street SPDR Portfolio S&P 500 ETF | S | ETF |
| SPYV | SPDR PORTFOLIO S&P 500 VALUE ETF | S | ETF |
| SQM | CHEMICAL & MINING CO. OF CHILE INC. | S | Equity |
| SQNS | SEQUANS COMMUNICATIONS SA | S | Equity |
| SQQQ1 | PROSHARES ULTRAPRO SHORT QQQ | S | ETF |
| SQQQ2 | PROSHARES ULTRAPRO SHORT QQQ | S | ETF |
| SQQQ | PROSHARES ULTRAPRO SHORT QQQ | S | ETF |
| SRAD | SPORTRADAR GROUP | S | Equity |
| SRE | SEMPRA ENERGY | S | Equity |
| SRG | Seritage Growth Properties | S | Equity |
| SRI | Stoneridge, Inc. | S | Equity |
| SRLN | SPDR Blackstone Senior Loan ETF | S | ETF |
| SRPT | SAREPTA THERAPEUTICS, INC. | S | Equity |
| SRRK | SCHOLAR ROCK HOLDING CORP. | S | Equity |
| SRS | ProShares UltraShort Real Estate | S | ETF |
| SRTA | Strata Critical Medical, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SRTS | SENSUS HEALTHCARE, INC | S | Equity |
| SRTY | ProShares UltraPro Short Russell2000 | S | ETF |
| SSB | South State Corporation | S | Equity |
| SSD | Simpson Manufacturing Co., Inc. | S | Equity |
| SSK | REX-OSPREY SOL STAKING ETF | S | ETF |
| SSL | SASOL LTD | S | Equity |
| SSNC | SS&C Technologies Holdings, Inc. | S | Equity |
| SSO | PROSHARES ULTRA S&P500 | S | ETF |
| SSP | The E.W. Scripps Company | S | Equity |
| SSRM | SSR Mining Inc. | S | Equity |
| SSSS | Sutter Rock Capital Corporation | S | Equity |
| SSTI | SoundThinking, Inc. | S | Equity |
| SSTK | SHUTTERSTOCK, INC. | S | Equity |
| SSYS | STRATASYS INC. | S | Equity |
| ST | Sensata Technologies Holding | S | Equity |
| STAA | STAAR SURGICAL COMPANY | S | Equity |
| STAG | STAG Industrial, Inc. | S | Equity |
| STE | STERIS Corp. | S | Equity |
| STEM | Stem, Inc. | S | Equity |
| STEP | STEPSTONE GROUP INC | S | Equity |
| STEX | Streamex Corporation | S | Equity |
| STGW | Stagwell Inc. | S | Equity |
| STIM | NEURONETICS, INC. | S | Equity |
| STKE | SOL STRATEGIES INC. | S | Equity |
| STKS | ONE GROUP HOSPITALITY, INC. | S | Equity |
| STLA | Stellantis N.V. | S | Equity |
| STLD | STEEL DYNAMICS INC | S | Equity |
| STM | STMicroelectronics NV | S | Equity |
| STNE | StoneCo Ltd. | S | Equity |
| STNG | SCORPIO TANKERS, INC. | S | Equity |
| STOK | STOKE THERAPEUTICS, INC. | S | Equity |
| STRA | STRAYER EDUCATION, INC. | S | Equity |
| STRC | Strategy Inc | S | Equity |
| STRL | Sterling Construction Company Inc. | S | Equity |
| STRO | SUTRO BIOPHARMA, INC. | S | Equity |
| STT | STATE STREET CORPORATION | S | Equity |
| STUB | StubHub Holdings, Inc. | S | Equity |
| STWD | Starwood Property Trust, Inc. | S | Equity |
| STX | SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY | S | Equity |
| STXS | STEREOTAXIS, INC. | S | Equity |
| STZ | CONSTELLATION BRANDS INC. | S | Equity |
| SU | SUNCOR ENERGY INC. | S | Equity |
| SUI | Sun Communities, Inc. | S | Equity |
| SUIG | Sui Group Holdings Limited | S | Equity |
| SUN | SUNOCO L.P. | S | Equity |
| SUPN | SUPERNUS PHARMACEUTICALS, INC. | S | Equity |
| SUPV | GRUPO SUPERVIELLE SA | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| SURG | SURGEPAYS INC | S | Equity |
| SVC | Service Properties Trust | S | Equity |
| SVIX | -1X SHORT VIX FUTURES ETF | S | ETF |
| SVM | SILVERCORP METALS INC | S | Equity |
| SVOL | SIMPLITY ETF VOL PREM | S | ETF |
| SVRA | Savara Inc. | S | Equity |
| SVV | SAVERS VALUE VILLAGE, INC | S | Equity |
| SVXY | ProShares Short VIX Short-Term Futures | S | ETF |
| SW | Smurfit Westrock Plc | S | Equity |
| SWBI | Smith & Wesson Brands, Inc. (SWBI) | S | Equity |
| SWIM | LATHAM GROUP INC | S | Equity |
| SWK | Stanley Black & Decker | S | Equity |
| SWKS | SKYWORKS SOLUTIONS INC. | S | Equity |
| SXC | SunCoke Energy, Inc. | S | Equity |
| SXT | SENSIENT TECHNOLOGIES CORP. | S | Equity |
| SY | SO-YOUNG INTERNATIONAL, INC. | S | Equity |
| SYF | SYNCHRONY FINANCIAL | S | Equity |
| SYK | STRYKER CORP | S | Equity |
| SYM | SYMBOTIC INC | S | Equity |
| SYNA | SYNAPTICS, INC. | S | Equity |
| SYPR | SYPRIS SOLUTIONS, INC. | S | Equity |
| SYRE | SPYRE THERAPEUTICS, INC. | S | Equity |
| SYY | SYSCO CORPORATION | S | Equity |
| T | AT&T, INC. | S | Equity |
| TAC | TRANSALTA CORP | S | Equity |
| TAIL | CAMBRIA TAIL RISK ETF | S | ETF |
| TAK | Takeda Pharmaceutical Company Limited | S | Equity |
| TAL | TAL International Group Inc | S | Equity |
| TALK | Talkspace, Inc. | S | Equity |
| TALO | Talos Energy Inc. | S | Equity |
| TAN | Guggenheim Solar ETF | S | ETF |
| TAP | Molson Coors Brewing Co. | S | Equity |
| TARA | PROTARA THERAPEUTICS, INC. | S | Equity |
| TARK | AXS 2X INNOVATION ETF | S | ETF |
| TARS | TARSUS PHARMACEUTICALS, INC. | S | Equity |
| TASK | TASKUS, INC. | S | Equity |
| TBBK | Bancorp Inc/DE | S | Equity |
| TBCH | Turtle Beach Corporation | S | Equity |
| TBF | ProShares Short 20+ Year Treasury | S | ETF |
| TBI | TrueBlue, Inc. | S | Equity |
| TBLA | Taboola.com Ltd. | S | Equity |
| TBPH | Theravance Biopharma, Inc. | S | Equity |
| TBT | PROSHARES ULTRASHORT 20+ YEAR TREASURY | S | ETF |
| TCBI | Texas Capital Bancshares, Inc. | S | Equity |
| TCMD | Tactile Systems Technology I | S | Equity |
| TCOM | Trip.com Group Limited | S | Equity |
| TCPC | BlackRock TCP Capital Corp. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| TCX | TUCOWS, INC | S | Equity |
| TD | TORONTO DOMINION BANK | S | Equity |
| TDAY | USA TODAY Co., Inc. | S | Equity |
| TDC | Teradata Corp. | S | Equity |
| TDG | TransDigm Group, Inc. | S | Equity |
| TDOC | Teladoc, Inc. | S | Equity |
| TDS | TELEPHONE & DATA SYSTEMS INC. | S | Equity |
| TDUP | THREDUP INC | S | Equity |
| TDW | TIDEWATER INC. | S | Equity |
| TDY | Teledyne Technologies Inc | S | Equity |
| TE | T1 Energy Inc. | S | Equity |
| TEAD | Teads Holding Co | S | Equity |
| TEAM | Atlassian Corporation Plc | S | Equity |
| TECH | Bio-Techne Corporation | S | Equity |
| TECK | Teck Resources Limited | S | Equity |
| TECL | Direxion Daily Technology Bull 3X ETF | S | ETF |
| TECS | Direxion Daily Technology Bear 3X ETF | S | ETF |
| TECX | TECTONIC THERAPEUTIC INC | S | Equity |
| TEL | TE Connectivity Ltd. | S | Equity |
| TELFY | Telefónica, S.A. | S | Equity |
| TEM | Tempus AI, Inc | S | Equity |
| TEN | Tsakos Energy Navigation Limited | S | Equity |
| TENB | TENABLE HOLDINGS INC | S | Equity |
| TER | TERADYNE,INC | S | Equity |
| TEVA | TEVA PHARMACEUTICAL INDUSTRIES LIMITED | S | Equity |
| TEX | TEREX CORPORATION | S | Equity |
| TFC | Truist Financial Corporation | S | Equity |
| TFII | TFI INTERNATIONAL INC. | S | Equity |
| TFIN | Triumph Financial Inc | S | Equity |
| TFPM | TRIPLE FLAG PRECIOUS METALS CORP | S | Equity |
| TFSL | TFS Financial Corporation | S | Equity |
| TFX | Teleflex Incorporated | S | Equity |
| TG | Tredegar Corp | S | Equity |
| TGB | Taseko Mines Limited | S | Equity |
| TGEN | TECOGEN INC. | S | Equity |
| TGLS | TECNOGLASS INC. | S | Equity |
| TGT | TARGET CORPORATION | S | Equity |
| TGTX | TG THERAPEUTICS, INC. | S | Equity |
| TH | TARGET HOSPITALITY CORP. | S | Equity |
| THC | TENET HEALTHCARE CORP (25 shrs) | S | Equity |
| THO | THOR INDUSTRIES INC | S | Equity |
| THRY | THRYV HOLDINGS, INC. | S | Equity |
| TIC | TIC Solutions, Inc. | S | Equity |
| TIGO | MILLICOM INTERNATIONAL CELLULAR SA | S | Equity |
| TIGR | UP FINTECH HOLDINGS LIMITED | S | Equity |
| TIMB | TIM S.A. | S | Equity |
| TIP | iShares Barclays TIPS Bond Fund | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| TIPT | TIPTREE INC. | S | Equity |
| TITN | Titan Machinery, Inc. | S | Equity |
| TJX | THE TJX COMPANIES, INC. | S | Equity |
| TK | Teekay Corp | S | Equity |
| TKO | TKO Group Holdings, Inc. | S | Equity |
| TKR | TIMKEN COMPANY | S | Equity |
| TLH | iShares 10-20 Year Treasury Bond ETF | S | ETF |
| TLN | TALEN ENERGY CORP | S | Equity |
| TLPH | Talphera, Inc. | S | Equity |
| TLRY | Tilray, Inc. | S | Equity |
| TLRY1 | Tilray, Inc. | S | Equity |
| TLS | TELOS CORPORATION | S | Equity |
| TLSA | TIZIANA LIFE SCIENCES PLC | S | Equity |
| TLT | ISHARES 20+ YEAR TREASURY BOND ETF | S | ETF |
| TLYS | Tilly's Inc. | S | Equity |
| TM | TOYOTA MOTOR CORP | S | Equity |
| TMC | TMC the metals company Inc. | S | Equity |
| TMCI | TREACE MEDICAL CONCEPTS, INC. | S | Equity |
| TMDX | TRANSMEDICS GROUP, INC. | S | Equity |
| TME | Tencent Music Entertainment Group | S | Equity |
| TMF | DIREXION DAILY 20+ YR TRSY BULL 3X ETF | S | ETF |
| TMHC | Taylor Morrison Home Corp | S | Equity |
| TMO | Thermo Fisher Scientific Inc. | S | Equity |
| TMQ | Trilogy Metals Inc. | S | Equity |
| TMUS | T-MOBILE US, INC. | S | Equity |
| TMV | Direxion Daily 20 Year Treasury Bear 3X Shares | S | ETF |
| TNA | DIREXION DAILY SMALL CAP BULL 3X SHARES | S | ETF |
| TNDM | Tandem Diabetes Care, Inc. | S | Equity |
| TNET | TRINET GROUP, INC. | S | Equity |
| TNGX | TANGO THERAPEUTICS, INC. | S | Equity |
| TNK | Teekay Tankers Ltd | S | Equity |
| TNL | Travel + Leisure Co. | S | Equity |
| TNXP | Tonix Pharmaceuticals Holding Corp. | S | Equity |
| TNYA | TENAYA THERAPEUTICS, INC. | S | Equity |
| TOI | THE ONCOLOGY INSTITUTE, INC. | S | Equity |
| TOL | TOLL BROTHERS INC. | S | Equity |
| TONX | TON Strategy Company | S | Equity |
| TOON | Kartoon Studios, Inc. | S | Equity |
| TOPW | Roundhill Top  WeeklyPay ETF | S | ETF |
| TORO | Toro Corp. | S | Equity |
| TOST | TOAST, INC | S | Equity |
| TPB | Turning Piont Brands Inc | S | Equity |
| TPC | Tutor Perini Corporation | S | Equity |
| TPG | TPG INC | S | Equity |
| TPL | TEXAS PACIFIC LAND CORP | S | Equity |
| TPR | Tapestry, Inc. | S | Equity |
| TPVG | TriplePoint Venture Growth BDC Corp. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| TQQQ | ProShares Ultra Pro QQQ | S | ETF |
| TR | Tootsie Roll Industries Inc | S | Equity |
| TRAK | ReposiTrak | S | Equity |
| TREE | LendingTree, Inc. | S | Equity |
| TREX | Trex Co. Inc. | S | Equity |
| TRGP | Targa Resources Corp. | S | Equity |
| TRI | Thomson Reuters Corporation | S | Equity |
| TRIN | TRINITY CAPITAL, INC. | S | Equity |
| TRIP | TRIPADVISOR INC. | S | Equity |
| TRMB | TRIMBLE NAVIGATION LIMITED | S | Equity |
| TRMD | TORM PLC | S | Equity |
| TRN | TRINITY INDUSTRIES INC. | S | Equity |
| TRON | Tron Inc. | S | Equity |
| TROO | TROOPS, Inc. | S | Equity |
| TROW | T. ROWE PRICE GROUP INC. | S | Equity |
| TROX | Tronox Ltd. | S | Equity |
| TRP | TransCanada Corp. | S | Equity |
| TRTX | TPG RE Finance Trust, Inc. | S | Equity |
| TRU | TransUnion | S | Equity |
| TRUP | Trupanion, Inc. | S | Equity |
| TRV | THE TRAVELERS COMPANIES, INC. | S | Equity |
| TRVG | trivago N.V. | S | Equity |
| TRVI | TREVI THERAPEUTICS, INC. | S | Equity |
| TRX | Tanzanian Royalty Exploration | S | Equity |
| TS | TENARIS SA | S | Equity |
| TSAT | Telesat Corporation | S | Equity |
| TSCO | TRACTOR SUPPLY COMPANY | S | Equity |
| TSDD | GraniteShares 2x Short TSLA Daily ETF | S | ETF |
| TSEM | TOWER SEMICONDUCTOR LTD. | S | Equity |
| TSHA | TAYSHA GENE THERAPIES, INC. | S | Equity |
| TSLA | TESLA MOTORS, INC. | S | Equity |
| TSLG | LEVERAGE SHARES 2X LONG TSLA DAILY ETF | S | ETF |
| TSLL | DIREXION DAILY TSLA BULL 1.5X SHARES | S | ETF |
| TSLQ | AXS TSLA BEAR DAILY ETF | S | ETF |
| TSLR | GraniteShares 2x Long TSLA Daily ETF | S | ETF |
| TSLS | DIREXDIREXION DAILY TSLA BEAR 1X SHARES | S | ETF |
| TSLT | T-Rex 2X Long Tesla Daily Target ETF | S | ETF |
| TSLX | Sixth Street Specialty Lending, Inc. | S | Equity |
| TSLY | YIELDMAX TSLA OPTION INCOME STRATEGY ETF | S | ETF |
| TSLZ | ETF OPPORTUNITIES TRUSTT-REX 2X INVERSE | S | ETF |
| TSM | TAIWAN SEMICONDUCTOR MFG. CO. | S | Equity |
| TSN | TYSON FOODS, INC. | S | Equity |
| TSQ | Townsquare Media, Inc. | S | Equity |
| TSSI | TSS INC | S | Equity |
| TSYY | GraniteShares YieldBOOST TSLA ETF | S | ETF |
| TT | Trane Technologies plc | S | Equity |
| TTAN | ServiceTitan, Inc. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| TTC | THE TORO COMPANY | S | Equity |
| TTD | The Trade Desk, Inc. | S | Equity |
| TTE | TotalEnergies SE | S | Equity |
| TTEC | TTEC Holdings, Inc. | S | Equity |
| TTEK | Tetra Tech, Inc. | S | Equity |
| TTGT | TechTarget, Inc. | S | Equity |
| TTI | TETRA Technologies, Inc. | S | Equity |
| TTMI | TTM Technologies, Inc. | S | Equity |
| TTT | ProShares UltraPro Short 20+ Year Treasury | S | ETF |
| TTWO | TAKE-TWO INTERACTIVE | S | Equity |
| TU | Telus Corporation | S | Equity |
| TUA | SIMPLIFY SHORT TERM TREASURY FUTURES STRATEGY ETF | S | ETF |
| TUR | ISHARES MSCI TURKEY | S | ETF |
| TUSK | Mammoth Energy Services Inc | S | Equity |
| TUYA | TUYA INC | S | Equity |
| TV | GRUPO TELEVISA, S.A.B. | S | Equity |
| TVTX | Travere Therapeutics, Inc | S | Equity |
| TW | Tradeweb Markets Inc. | S | Equity |
| TWI | Titan International, Inc. | S | Equity |
| TWLO | Twilio, Inc. | S | Equity |
| TWM | Proshares UltrShort Russell 2000(reverse split) | S | Equity |
| TWO | Two Harbors Investment Corporation | S | Equity |
| TWST | TWIST BIOSCIENCE CORP. | S | Equity |
| TX | Ternium S.A. | S | Equity |
| TXG | 10X Genomics Inc | S | Equity |
| TXMD | THERAPEUTICSMD, INC | S | Equity |
| TXN | TEXAS INSTRUMENTS INC. | S | Equity |
| TXNM | TXNM Energy, Inc. | S | Equity |
| TXO | TXO PARTNERS, L.P. | S | Equity |
| TXRH | Texas Roadhouse, Inc. | S | Equity |
| TXT | TEXTRON INC. | S | Equity |
| TYD | Direxion Daily 7 to 10  Year Treasury Bull 3X Shrs | S | ETF |
| TYL | Tyler Technologies, Inc. | S | Equity |
| TZA | DIREXION DAILY SMALL CAP BEAR 3X SHARES | S | ETF |
| U | UNITY SOFTWARE, INC. | S | Equity |
| UA | UNDER ARMOUR, INC. | S | Equity |
| UAA | Under Armour, Inc. | S | Equity |
| UAL | UNITED CONTINENTAL HOLDINGS, INC. | S | Equity |
| UAMY | US Antimony Corp. | S | Equity |
| UAN | CVR Partners LP | S | Equity |
| UBER | Uber Technologies, Inc. | S | Equity |
| UBRL | GRANITESHARES 2X LONG UBER DAILY ETF | S | ETF |
| UBS | UBS Group Ag | S | Equity |
| UCO | PROSHARES ULTRA DJ-UBS CRUDE OIL | S | ETF |
| UCTT | Ultra Clean Holdings, Inc. | S | Equity |
| UDN | PowerShares DB US Dollar Index Bearish Fund | S | ETF |
| UDOW | ProShares UltraPro Dow30 | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| UDR | UDR, Inc. | S | Equity |
| UEC | Uranium Energy Corp | S | Equity |
| UFO | PROCURE SPACE ETF | S | ETF |
| UGA | United States Gasoline | S | ETF |
| UGI | UGI Corporation | S | Equity |
| UGL | ProShares Ultra Gold | S | ETF |
| UGP | Ultrapar Participacoes SA | S | Equity |
| UHS | UNIVERSAL HEALTH SERVICES INC | S | Equity |
| UIS | UNISYS CORPORATION | S | Equity |
| UL | Unilever PLC | S | Equity |
| ULCC | Frontier Group Holdings, Inc. | S | Equity |
| ULE | ProShares Ultra Euro | S | ETF |
| ULS | UL Solutions Inc. | S | Equity |
| ULTA | ULTA SALON COSMETICS & FRAGRANCE INC | S | Equity |
| ULTY | YIELDMAX ULTRA OPTION INCOME STRATEGY ETF | S | ETF |
| UMAC | UNUSUAL MACHINES INC | S | Equity |
| UMC | United Microelectronics Corporation | S | Equity |
| UMH | UMH Properties, Inc. | S | Equity |
| UNCY | UNICYCIVE THERAPEUTICS, INC. | S | Equity |
| UNF | UniFirst Corporation | S | Equity |
| UNFI | UNITED NATURAL FOODS, INC. | S | Equity |
| UNG | UNITED STATES NATURAL GAS | S | ETF |
| UNH | UNITEDHEALTH GROUP INCORPORATED | S | Equity |
| UNHG | Leverage Shares 2X Long UNH Daily ETF | S | ETF |
| UNIT | Uniti Group Inc. | S | Equity |
| UNL | United States 12 Month Natural Gas Fund LP ETF | S | ETF |
| UNM | Unum Group | S | Equity |
| UNP | UNION PACIFIC CORPORATION | S | Equity |
| UPB | Upstream Bio Inc. | S | Equity |
| UPBD | Upbound Group, Inc. | S | Equity |
| UPLD | Upland Software, Inc. | S | Equity |
| UPRO | ProShares Ultrapro S&P 500 | S | ETF |
| UPS | UNITED PARCEL SERVICE, INC. | S | Equity |
| UPST | UPSTART HOLDINGS, INC. | S | Equity |
| UPWK | Upwork Inc. | S | Equity |
| UPXI | UPEXI, INC. | S | Equity |
| URA | Global X Uranium ETF | S | ETF |
| URBN | URBAN OUTFITTERS INC | S | Equity |
| URGN | Urogen Pharma Ltd | S | Equity |
| URI | UNITED RENTALS, INC. | S | Equity |
| URNJ | SPROTT JUNIOR URANIUM MINERS ETF | S | ETF |
| URNM | NORTHSHORE GLOBAL URANIUM MINING ETF | S | ETF |
| UROY | URANIUM ROYALTY CORP | S | Equity |
| URTY | ProShares UltraPro Russell2000 | S | ETF |
| USAC | USA COMPRESSION PARTNERS, L.P. | S | Equity |
| USAR | USA RARE EARTH, INC. | S | Equity |
| USAS | AMERICAS GOLD AND SILVER CORPORATION | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| USAU | U.S. GOLD CORP. | S | Equity |
| USB | U.S. BANCORP | S | Equity |
| USD | ProShares Ultra Semiconductors | S | ETF |
| USFD | US Foods Holding Corp. | S | Equity |
| USIO | USIO, INC. | S | Equity |
| USMV | iShares MSCI USA Minimum Volatility | S | ETF |
| USO | UNITED STATES OIL FUND | S | ETF |
| USOY | DEFIANCE OIL ENHANCED OPTIONS INCOME ETF | S | ETF |
| UTHR | UNITED THERAPEUTICS CORP | S | Equity |
| UTI | Universal Technical Institute, Inc. | S | Equity |
| UTZ | Utz Brands, Inc. | S | Equity |
| UUP | POWERSHARES DB US DOLLAR INDEX BULLISH | S | ETF |
| UUUU | Energy Fuels Inc. | S | Equity |
| UVE | UNIVERSAL INSURANCE HOLDINGS, INC. | S | Equity |
| UVIX3 | 2X LONG VIX FUTURES ETF | S | ETF |
| UVIX | 2X LONG VIX FUTURES ETF | S | ETF |
| UVV | UNIVERSAL CORPORATION | S | Equity |
| UVXY | PROSHARES ULTRA VIX SHORT-TERM FUT ETF | S | ETF |
| UVXY1 | PROSHARES ULTRA VIX SHORT-TERM FUT ETF | S | ETF |
| UWM | ProShares Ultra Russell2000 | S | ETF |
| UWMC | UWM Holdings Corporation | S | Equity |
| UXRP | PROSHARES ULTRA XRP ETF | S | ETF |
| UYG | ProShares Ultra Financials | S | ETF |
| V | VISA INC. | S | Equity |
| VAC | Marriott Vacations Worldwide Corp. | S | Equity |
| SA1 | VALARIS LIMITED | S | Equity |
| VAL | VALARIS LIMITED | S | Equity |
| VALE | VALE S.A. | S | Equity |
| VB | Vanguard Small-Cap ETF | S | ETF |
| VBK | Vanguard Small-Cap Growth ETF | S | Equity |
| VBR | Vanguard Small-Cap Value ETF | S | ETF |
| VC | Visteon Corp. | S | Equity |
| VCEL | Vericel Corporation | S | Equity |
| VCLT | Vanguard Long-Term Corporate Bond ETF | S | ETF |
| VCX | Fundrise Growth Tech Fund, LLC | S | Equity |
| VCYT | Veracyte, Inc. | S | Equity |
| VDE | Vanguard Energy ETF | S | ETF |
| VEA | Vanguard FTSE Developed Markets ETF | S | ETF |
| VECO | VEECO INSTRUMENTS | S | Equity |
| VEEV | VEEVA SYSTEMS INC. | S | Equity |
| VEL | VELOCITY FINANCIAL, INC | S | Equity |
| VELO | Velo3D Inc. | S | Equity |
| VENU | VENU HOLDINGS CORP | S | Equity |
| VERA | VERA THERAPEUTICS INC. CL A | S | Equity |
| VERI | Veritone, Inc. | S | Equity |
| VERU | Veru Inc | S | Equity |
| VERX | VERTEX, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| VET | Vermilion Energy Inc | S | Equity |
| VFC | VF CORPORATION | S | Equity |
| VFF | Village Farms International, Inc. | S | Equity |
| VFH | Vanguard Financials ETF | S | ETF |
| VFS | VINFAST AUTO LTD. | S | Equity |
| VG | Venture Global, Inc. | S | Equity |
| VGK | Vanguard FTSE Europe ETF | S | ETF |
| VGLT | VANGUARD LONG-TERM TREASURY ETF | S | ETF |
| VGT | Vanguard Information Technology ETF | S | Equity |
| VGZ | Vista Gold Corp. | S | Equity |
| VHT | Vanguard Health Care ETF | S | ETF |
| VIA | Via Transportation, Inc. | S | Equity |
| VIAV | Viavi Solutions Inc. | S | Equity |
| VICI | VICI Properties Inc. | S | Equity |
| VICR | Vicor Corporation | S | Equity |
| VIG | Vanguard Dividend Appreciation ETF | S | ETF |
| VIK | Viking Holdings Ltd Ordinary Shares | S | Equity |
| VIPS | VIPSHOP HOLDINGS LIMITED | S | Equity |
| VIR | Vir Biotechnology, Inc. | S | Equity |
| VIRC | VIRCO MFG CORP | S | Equity |
| VIRT | Virtu Financial, Inc. | S | Equity |
| VISN | Vistance Networks, Inc. | S | Equity |
| VISN1 | Vistance Networks, Inc. | S | Equity |
| VIST | VISTA OIL & GAS SAB DE CV | S | Equity |
| VITL | VITAL FARMS, INC. | S | Equity |
| VIVO | VivoPower PLC | S | Equity |
| VIXM | ProShares VIX Mid-Term Futures | S | ETF |
| VIXY | ProShares VIX Short-Term Futures ETF | S | ETF |
| VKTX | Viking Therapeutics, Inc. | S | Equity |
| VLN | VALENS SEMICONDUCTOR LTD. | S | Equity |
| VLO | VALERO ENERGY CORPORATION | S | Equity |
| VLRS | Controladora Vuela Compania de | S | Equity |
| VLTO | VERALTO CORP | S | Equity |
| VLY | VALLEY NATIONAL BANCORP | S | Equity |
| VMC | VULCAN MATERIALS COMPANY | S | Equity |
| VMI | Valmont Industries, Inc. | S | Equity |
| VNDA | Vanda Pharmaceuticals, Inc. | S | Equity |
| VNET | 21Vianet Group Inc | S | Equity |
| VNO | VORNADO REALTY TRUST | S | Equity |
| VNOM | Viper Energy Partners LP | S | Equity |
| VNQ | Vanguard REIT ETF | S | ETF |
| VNT | VONTIER CORP | S | Equity |
| VO | Vanguard Mid-Cap ETF | S | ETF |
| VOC | Voc Energy Trust | S | Equity |
| VOD | VODAFONE GROUP PUBLIC LIMITED COMPANY | S | Equity |
| VOO | Vanguard S&P 500 ETF | S | ETF |
| VOYA | VOYA FINANCIAL INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| VOYG | VOYAGER TECHNOLOGIES, INC. CLASS A | S | Equity |
| VPG | Vishay Precision Group, Inc. | S | Equity |
| VPU | Vanguard Utilities Index Fund ETF | S | ETF |
| VRA | Vera Bradley, Inc. | S | Equity |
| VRDN | VIRIDIAN THERAPEUTICS, INC. | S | Equity |
| VREX | Varex Imaging Corporation | S | Equity |
| VRNS | Varonis Systems, Inc. | S | Equity |
| VRRM | VERRA MOBILITY CORP. | S | Equity |
| VRSK | Verisk Analytics, Inc. | S | Equity |
| VRSN | VERISIGN, INC. | S | Equity |
| VRT | VERTIV HOLDINGS CO | S | Equity |
| VRTX | VERTEX PHARMACEUTICALS INCORPORATED | S | Equity |
| VSAT | ViaSat, Inc. | S | Equity |
| VSEC | VSE CORPORATION | S | Equity |
| VSH | VISHAY INTERTECHNOLOGY | S | Equity |
| CMCS1 | VERSANT MEDIA GROUP, INC. | S | Equity |
| VSNT | VERSANT MEDIA GROUP, INC. | S | Equity |
| VST | Vistra Energy Corp. | S | Equity |
| VSTM | Verastem, Inc. | S | Equity |
| VSTS | VESTIS CORPORATION | S | Equity |
| VSCO | Victorias Secret & Co | S | Equity |
| VSXY | Victorias Secret & Co | S | Equity |
| VT | Vanguard Total World Stock ETF | S | ETF |
| VTEB | Vanguard Tax-Exempt Bond Index Fund ETF Shares | S | ETF |
| VTEX | VTEX | S | Equity |
| VTGN | VISTAGEN THERAPEUTICS, INC. | S | Equity |
| VTI | Vanguard Total Stock Market ETF | S | ETF |
| VTIP | VANGUARD SHORT-TERM INFLATION-PROTECTED SECURITIES | S | ETF |
| VTR | Ventas, Inc. | S | Equity |
| VTRS | Viatris Inc. | S | Equity |
| VTS | VITESSE ENERGY, INC. | S | Equity |
| VTSI | VIRTRA,INC. | S | Equity |
| VTV | Vanguard Value ETF | S | ETF |
| VTWO | Vanguard Russell 2000 ETF | S | ETF |
| VUG | Vanguard Growth ETF | S | ETF |
| VUZI | Vuzix Corporation | S | Equity |
| VV | Vanguard Large-Cap ETF | S | ETF |
| VVV | Valvoline Inc. | S | Equity |
| VWAV | VisionWave Holdings, Inc. | S | Equity |
| VWO | Vanguard MSCI Emerging Markets ETF | S | ETF |
| VXUS | Vanguard Total International Stock ETF | S | ETF |
| VXX | iPath Series B S&P 500 VIX Short-Term Futures ETN | S | ETF |
| VXZ | iPath Series B S&P 500 VIX Mid-Term Futures ETN | S | ETF |
| VYGR | Voyager Therapeutics, Inc. | S | Equity |
| VYM | Vanguard High Dividend Yield ETF | S | ETF |
| VYX | NCR Voyix Corporation | S | Equity |
| VZ | VERIZON COMMUNICATIONS INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| VZLA | VISLA SILVER CORP | S | Equity |
| W | Wayfair Inc. | S | Equity |
| WAB | Westinghouse Air Brake Technologies Corporation | S | Equity |
| WAL | Western Alliance Bancorp | S | Equity |
| WAT | WATERS CORPORATION | S | Equity |
| WAY | Waystar Holding Corp. | S | Equity |
| WB | WEIBO CORP. (ADR) | S | Equity |
| WBD | Warner Bros. Discovery, Inc. | S | Equity |
| WBS | WEBSTER FINANCIAL CORPORATION | S | Equity |
| WBTN | WEBTOON ENTERTAINMENT INC | S | Equity |
| WCC | WESCO INTERNATIONAL | S | Equity |
| WCLD | WISDOMTREE CLOUD COMPUTING FUND | S | ETF |
| WCN | Waste Connections Inc. | S | Equity |
| WD | Walker & Dunlop, Inc. | S | Equity |
| WDAY | Workday, Inc. | S | Equity |
| WDC | WESTERN DIGITAL CORPORATION | S | Equity |
| WDCX | TRADR 2X LONG WDC DAILY ETF | S | ETF |
| WDFC | WD-40 Company | S | Equity |
| WDS | WOODSIDE ENERGY GROUP LTD | S | Equity |
| WEAT | Teucrium Wheat ETF | S | ETF |
| WEAV | WEAVE COMMUNICATIONS, INC. | S | Equity |
| WEBL | DIREXION DAILY DOW JONES INTERNET BULL 3X SHARES | S | ETF |
| WEC | WISCONSIN ENERGY CORP. | S | Equity |
| WELL | Welltower Inc. | S | Equity |
| WEN | The Wendy's Company | S | Equity |
| WERN | WERNER ENTERPRISES INC. | S | Equity |
| WES | Western Midstream Partners L.P. | S | Equity |
| WEST | Westrock Coffee Company | S | Equity |
| WEX | WEX Inc. | S | Equity |
| WFC | WELLS FARGO & COMPANY | S | Equity |
| WFG | WEST FRASER TIMBER CO. LTD. | S | Equity |
| WFRD | WEATHERFORD INTERNATIONAL PLC | S | Equity |
| WGMI | VALKYRIE BITCOIN MINERS ETF | S | ETF |
| WGO | WINNEBAGO INDUSTRIES, INC | S | Equity |
| WGS | GeneDx Holdings Corporation | S | Equity |
| WH | Wyndham Hotels & Resorts, Inc. | S | Equity |
| WHD | Cactus Inc | S | Equity |
| WHR | WHIRLPOOL CORPORATION | S | Equity |
| WING | Wingstop Inc. | S | Equity |
| WIT | WIPRO LTD. | S | Equity |
| WIX | WIX.COM LTD. | S | Equity |
| WK | Workiva Inc. | S | Equity |
| WKC | World Kinect Corporation | S | Equity |
| WLDN | WILLDAN GROUP INC | S | Equity |
| WLK | Westlake Chemical Corp | S | Equity |
| WLKP | Westlake Chemical Partners LP | S | Equity |
| WLTH | Wealthfront Corp. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| WLY | John Wiley & Sons, Inc. | S | Equity |
| WM | WASTE MANAGEMENT, INC. | S | Equity |
| WMB | WILLIAMS COMPANIES, INC. | S | Equity |
| WMG | Warner Music Group Corp. | S | Equity |
| WMS | Advanced Drainage Systems, Inc. | S | Equity |
| WMT | WAL-MART INC. | S | Equity |
| WNC | WABASH NATIONAL CORP. | S | Equity |
| WOLF1 | Wolfspeed, Inc. | S | Equity |
| WOLF | Wolfspeed, Inc. | S | Equity |
| WOOF | PETCO HEALTH AND WELLNESS COMPANY, INC. | S | Equity |
| WOR | WORTHINGTON INDUSTRIES,INC. | S | Equity |
| WPC | W.P. Carey Inc. | S | Equity |
| WPM | Wheaton Precious Metals Corporation | S | Equity |
| WPP | WPP plc | S | Equity |
| WPRT | WESTPORT INNOVATIONS INC. | S | Equity |
| WRAP | Wrap Technologies, Inc. | S | Equity |
| WRB | BERKLEY(WR) CORP | S | Equity |
| WRBY | WARBY PARKER, INC. | S | Equity |
| WRD | WeRide Inc. | S | Equity |
| WSC | WillScot Corporation | S | Equity |
| WSM | WILLIAMS-SONOMA INC | S | Equity |
| WSO | WATSCO INC | S | Equity |
| WSR | Whitestone REIT | S | Equity |
| WST | West Pharmaceutical Services Inc | S | Equity |
| WT | WisdomTree, Inc. | S | Equity |
| WTI | W&T OFFSHORE INC | S | Equity |
| WTRG | Essential Utilities, Inc. | S | Equity |
| WTTR | Select Energy Services, Inc. | S | Equity |
| WTW | Willis Towers Watson Public Limited Company | S | Equity |
| WU | THE WESTERN UNION COMPANY | S | Equity |
| WULF | TERAWULF INC. | S | Equity |
| WVE | WAVE Life Sciences Ltd | S | Equity |
| WW | WW INTERNATIONAL, INC. | S | Equity |
| WWD | Woodward, Inc. | S | Equity |
| WWR | WESTWATER RESOURCES INC | S | Equity |
| WWW | WOLVERINE WORLD WIDE INC | S | Equity |
| WY | WEYERHAEUSER COMPANY | S | Equity |
| WYFI | WHITEFIBER, INC. | S | Equity |
| WYNN | WYNN RESORTS LTD. | S | Equity |
| WYY | WIDEPOINT CORPORATION | S | Equity |
| XBI | SPDR S&P Biotech ETF | S | ETF |
| XE | X-Energy, Inc. | S | Equity |
| XEL | XCEL ENERGY INC | S | Equity |
| XENE | Xenon Pharmaceuticals Inc. | S | Equity |
| XERS | Xeris Biopharma Holdings, Inc. | S | Equity |
| XES | SPDR S&P Oil & Gas Equipment & Svcs ETF | S | ETF |
| XGN | EXAGEN, INC. | S | Equity |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| XHB | SPDR S&P HOMEBUILDERS | S | ETF |
| XIFR | XPLR Infrastructure, LP | S | Equity |
| XLB | MATERIALS SELECT SECTOR SPDR | S | ETF |
| XLC | Communication Services Select Sect SPDR ETF | S | ETF |
| XLE | ENERGY SELECT SECTOR SPDR | S | ETF |
| XLF | FINANCIAL SELECT SECTOR SPDR | S | ETF |
| XLG | INVESCO S&P 500 TOP 50 ETF | S | ETF |
| XLI | INDUSTRIAL SELECT SECTOR SPDR | S | ETF |
| XLK | TECHNOLOGY SELECT SECTOR SPDR | S | ETF |
| XLP | CONSUMER STAPLES SELECT SECTOR SPDR | S | ETF |
| XLRE | Real Estate Select Sector SPDR | S | ETF |
| XLU | UTILITIES SELECT SECTOR SPDR | S | ETF |
| XLV | HEALTH CARE SELECT SECTOR SPDR | S | ETF |
| XLY | CONSUMER DISCRETIONARY SELECT SPDR | S | ETF |
| XME | SPDR S&P METALS & MINING | S | ETF |
| XMTR | XOMETRY INC. | S | Equity |
| XNDU | XANADU QUANTUM TECHNOLOGIES LIMITED | S | Equity |
| XNET | Xunlei Limited | S | Equity |
| XOM | EXXON MOBIL CORPORATION | S | Equity |
| XOMA | XOMA Royalty Corporation | S | Equity |
| XOP | SPDR S&P OIL & GAS EXPLORATION & PROD | S | ETF |
| XOVR | ERSHARES PRIVATE-PUBLIC CROSSOVER ETF | S | ETF |
| XP | XP Inc. | S | Equity |
| XPEL | XPEL, INC. | S | Equity |
| XPEV | XPENG, INC. ADR CLASS A | S | Equity |
| XPO | XPO Logistics, Inc. | S | Equity |
| XPOF | XPONENTIAL FITNESS, INC | S | Equity |
| XPRO | Expro Group Holdings N.V. | S | Equity |
| XRAY | DENTSPLY INTL, INC. | S | Equity |
| XRN | Chiron Real Estate Inc. | S | Equity |
| XRPC | CANARY XRP ETF | S | ETF |
| XRPI | VOLATILITY SHS TR XRP ETF | S | ETF |
| XRPT | VOLATILITY SHARES TRUST 2X XRP ETF | S | ETF |
| XRPZ | FRANKLIN XRP ETF | S | ETF |
| XRT | SPDR S&P RETAIL | S | ETF |
| XRX | XEROX CORPORATION | S | Equity |
| XSD | SPDR S&P Semiconductor ETF | S | ETF |
| XSHD | INVESCO S&P SMALLCAP HIGH DIV LOW VOLATILITY ETF | S | ETF |
| XXI | Twenty One Capital, Inc. | S | Equity |
| XXRP | TEUCRIUM 2X LONG DAILY XRP ETF | S | ETF |
| XYL | Xylem Inc. | S | Equity |
| XYLD | GLOBAL X S&P 500 COVERED CALL ETF | S | ETF |
| XYZ | Block, Inc. | S | Equity |
| YALA | YALLA GROUP LIMITED | S | Equity |
| YANG | Direxion Daily FTSE China Bear 3x Shares | S | ETF |
| YCL | ProShares Ultra Yen | S | ETF |
| YCS | ProShares UltraShort Yen | S | ETF |

| Sapphire Securities List as of 6/4/2026 | | | |
|---|---|---|---|
| Symbol | Company Name | List Exch | Inst Type |
| YELP | YELP, INC. | S | Equity |
| YETI | YETI Holdings, Inc. | S | Equity |
| YEXT | Yext, Inc. | S | Equity |
| YINN | Direxion Daily China 3X Bull Shares | S | ETF |
| YMAG | YIELDMAX MAGNIFICENT 7 FUND OF OPTION INCOME ETFS | S | ETF |
| YMAX | YieldMax Universe Fund of Option Income ETFs | S | ETF |
| YMM | FULL TRUCK ALLIANCE CO. LTD. | S | Equity |
| YOLO | ADVISORSHARES PURE CANNABIS ETF | S | ETF |
| YOU | CLEAR SECURE, INC | S | Equity |
| YPF | YPF S.A. | S | Equity |
| YRD | Yirendai Ltd. | S | Equity |
| YSG | YATSEN HOLDING LTD | S | Equity |
| YSS | York Space Systems Inc. | S | Equity |
| YUM | YUM! BRANDS, INC. | S | Equity |
| YUMC | Yum China Holdings, Inc. | S | Equity |
| Z | ZILLOW GROUP, INC. | S | Equity |
| ZBH | Zimmer Bionet Holdings, Inc. | S | Equity |
| ZBIO | ZENAS BIOPHARMA INC | S | Equity |
| ZBRA | ZEBRA TECHNOLOGIES CORP. | S | Equity |
| ZD | Ziff Davis, Inc. | S | Equity |
| ZDGE | ZEDGE INC | S | Equity |
| ZENA | ZenaTech, Inc. | S | Equity |
| ZEPP | Zepp Health Corporation | S | Equity |
| ZETA | ZETA GLOBAL HOLDINGS CORP. | S | Equity |
| ZG | Zillow Group, Inc | S | Equity |
| ZH | ZHIHU INC | S | Equity |
| ZIM | ZIM INTEGRATED SHIPPING SERVICE | S | Equity |
| ZION | ZIONS BANCORP | S | Equity |
| ZIP | ZIPRECRUITER, INC | S | Equity |
| ZLAB | ZAI LAB LTD | S | Equity |
| ZM | Zoom Video Communications. Inc. | S | Equity |
| ZNTL | ZENTALIS PHARMACEUTICALS, INC. | S | Equity |
| ZROZ | PIMCO 25+ Year Zero Coupon U.S. Treasury Index Fund | S | ETF |
| ZS | Zscaler, Inc. | S | Equity |
| ZSL | ProShares UltraShort Silver (20 shares) | S | ETF |
| ZSL1 | ProShares UltraShort Silver (20 shares) | S | ETF |
| ZTO | ZTO Express (Cayman) Inc. | S | Equity |
| ZTS | ZOETIS INC. | S | Equity |
| ZUMZ | ZUMIEZ INC | S | Equity |
| ZURA | ZURA BIO LIMITED | S | Equity |
| ZVIA | ZEVIA PBC | S | Equity |
| ZVRA | Zevra Therapeutics, Inc. | S | Equity |
| ZWS | Zurn Water Solutions Corporation | S | Equity |
| ZYME | Zymeworks Inc | S | Equity |